SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Security Associates International, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    813764305
         --------------------------------------------------------------
                                 (CUSIP Number)

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                              Brian Hoffmann, Esq.

                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6383
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 6, 2001

         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 2 OF 16 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Foamart Limited

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) (B)

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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)

     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

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                7     SOLE VOTING POWER
                      2,885,000

   NUMBER OF

               -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY

               -----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,885,000
    PERSON

               -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,885,000

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.9%

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14     TYPE OF REPORTING PERSON (See Instructions)

       OO

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


                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 3 OF 16 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     St. Martin's Holdings II Limited

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) (B)

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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)

     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,885,000

   NUMBER OF

               -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY

               -----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,885,000
    PERSON

               -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,885,000

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.9%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 4 OF 16 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     St. Martin's Holdings I Limited

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) (B)

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,885,000

   NUMBER OF

               -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY

               -----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,885,000
    PERSON

               -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,885,000

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.9%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 5 OF 16 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nomura International plc

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) (b)

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,885,000

   NUMBER OF

               -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY

               -----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,885,000
    PERSON

               -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,885,000

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.9%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 6 OF 16 PAGES
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ITEM  1. SECURITY AND ISSUER.

      This statement relates to shares of common stock, $0.001 par value per share (the "SAI Common Stock"), of Securities Associates International, Inc. (the "Issuer"). The Issuer's principal executive office is located at 2101 South Arlington Heights Road, Suite 150, Arlington Heights, Illinois 60005-4142.

ITEM  2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly on behalf of (i) Foamart Limited ("Foamart"), a limited company organized under the laws of England and Wales and a wholly-owned subsidiary of St. Martin's Holdings II Limited ("Holdings II"), (ii) Holdings II, a limited company organized under the laws of England and Wales and a wholly-owned subsidiary of St. Martin's Holdings I Limited ("Holdings I"), (iii) Holdings I, a limited company organized under the laws of England and Wales, and (iv) Nomura International plc ("Nomura"), a public limited company organized under the laws of England and Wales. Foamart, Holdings II, Holdings I and Nomura are collectively referred to as the "Reporting Persons."

      Foamart is the direct beneficial owner of the SAI Common Stock. Holdings II and Holdings I beneficial ownership are indirect as a result of their ownership of Foamart. The answers on items 7, 9, 11 and 13 on pages 3 and 4 above and in response to Item 5 by Holdings II and Holdings I are based on the direct beneficial ownership of the SAI Common Stock by Foamart and the relationship of Holdings II and Holdings I to Foamart. Nomura's beneficial ownership is a result of its ability to acquire, pursuant to a call right, 100% of the equity of Holdings II and the answers on items 7, 9, 11 and 13 on page 5 above and in response to Item 5 by Nomura is based on this right.

(b) The business address for Foamart is c/o One South Place, London EC2M 2WG. The business address for Holdings II and Holdings I is c/o Carmelite, 50 Victoria Embankment, Blackfriars, London EC4Y ODX. The business address for Nomura is Nomura House, 1 St. Martin's-le-Grand, London EC1A 4NP

(c) The business of each of Foamart, Holdings II and Holdings I is that of a holding company. The business of Nomura is that of acting as a securities house under the laws of England and Wales.

(d) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 7 OF 16 PAGES
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(f)   Each of the Reporting Persons is a limited company organized under the laws of England and Wales.

      Schedule I attached hereto contains the name, citizenship, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the Reporting Persons. To the best knowledge of the Reporting Persons, during the last five years, (i) no person listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) no person listed on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Foamart obtained the funds for the purchase of the SAI Securities (as defined in Item 6 below) from loans made to it by Nomura and 3K Capital
      (GP) Limited, a Guernsey investment fund ("3K"). The terms of the loans are discussed in more detail in Item 6 under the caption "Loan Documentation" and are incorporated in this Item 3 by reference as if fully set forth herein.

ITEM  4. PURPOSE OF TRANSACTION.

      The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon further evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so.

      In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

      Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
      (j) of Item 4 of Schedule 13D of the Exchange Act of 1934, as amended.

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 8 OF 16 PAGES
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ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as of May 11, 2001, the Issuer had issued and outstanding 7,767,115 shares of SAI Common Stock. Subsequent to May 11, 2001, to the best knowledge of the Reporting Persons, the Issuer issued an additional 3,385,000 shares of SAI Common Stock (comprised of 2,885,000 shares of SAI Common Stock issued to Foamart in connection with the transactions described in Item 6 and 500,000 shares of SAI Common Stock issued to SecurityVillage.com, Inc., a Delaware corporation ("SecurityVillage")). As of the date hereof, (i) Foamart beneficially owns 2,885,000 shares of SAI Common Stock or 25.9% of the outstanding SAI Common Stock, (ii) Holdings II beneficially owns 2,885,000 shares of SAI Common Stock or 25.9% of the outstanding SAI Common Stock, (iii) Holdings I beneficially owns 2,885,000 shares of SAI Common Stock or 25.9% of the outstanding SAI Common Stock and (iv) Nomura beneficially owns 2,885,000 shares of SAI Common Stock or 25.9% of the outstanding SAI Common Stock.

      The number of shares of SAI Common Stock beneficially owned by the Reporting Persons includes 1,210,000 shares of SAI Common Stock which may be acquired upon the conversion of 12,100 shares of Series A Convertible Preferred Stock, par value $10.00 per share, of the Issuer ("SAI Series A Preferred Stock") and 1,215,000 shares of SAI Common Stock which may be acquired upon the exercise of warrants.

      The number of shares of SAI Common Stock beneficially owned by the Reporting Persons does not include 500,000 shares of SAI Common Stock believed by the Reporting Persons to be owned by SecurityVillage or 250,000 shares of SAI Common Stock and warrants to acquire an additional 600,000 shares of SAI Common Stock believed by the Reporting Persons to be held by SecurityVillage's majority owned subsidiary, SecurityVillage Technologies Ltd., an Israeli company ("SecurityVillage Technologies"). Holdings II owns approximately 44% of the voting rights of SecurityVillage. Holdings II does not believe that it controls SecurityVillage.

(b) Foamart has the sole power to vote, or to direct the vote of, 2,885,000 shares of SAI Common Stock and, subject to SecurityVillage Technologies' call option (as described in Item 6 under the caption "Call Option"), sole power to dispose of, or to direct the disposition of, 2,885,000 shares of SAI Common Stock. Holdings II has the sole power to vote, or to direct the vote of, 2,885,000 shares of SAI Common Stock and sole power to dispose of, or to direct the disposition of, 2,885,000 shares of SAI Common Stock. Holdings I has the sole power to vote, or to direct the vote of, 2,885,000 shares of SAI Common Stock and sole power to dispose of, or to direct the disposition of, 2,885,000 shares of SAI Common Stock. Nomura has the sole power to vote, or to direct the vote of, 2,885,000 shares of SAI Common Stock and sole power to dispose of, or to direct the disposition of, 2,885,000 shares of SAI Common Stock. (c) Except as set forth in this statement, during the last sixty days there have been no transactions in the SAI Common Stock effected by the Reporting Person, nor, to the best of their knowledge, any of their directors or executive officers.

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 9 OF 16 PAGES
----------------------------                           -------------------------


(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such SAI Common Stock.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      The matters set forth in Item 3 are incorporated in this Item 6 by reference and as if fully set forth herein.

         Investment in SAI Securities

      Pursuant to an Investment Agreement (the "Investment Agreement"), Foamart invested $4,000,000 in the Issuer in exchange for 710,000 shares of SAI Common Stock, 12,100 shares of SAI Series A Preferred Stock and warrants to purchase 1,815,000 shares of SAI Common Stock ("Warrants") (the SAI Common Stock, SAI Series A Preferred Stock and Warrants are sometimes collectively referred to herein as the "SAI Securities"). Simultaneously with such purchase, Foamart agreed to transfer 250,000 shares of SAI Common Stock and Warrants to purchase 600,000 shares of SAI Common Stock to SecurityVillage Technologies in exchange for 1,936 shares of common stock of Video Domain Technologies Ltd., a privately held Israeli corporation ("Video Domain"), and the assumption of certain liabilities pursuant to the terms of a Transfer and Release Agreement (the "Transfer and Release Agreement"). The Warrants are exercisable immediately at $3.50 per share of SAI Common Stock (as adjusted for stock splits, recapitalizations and the like) and expire on June 26, 2011. If the publicly-traded market price of the SAI Common Stock exceeds $3.50 (as adjusted) for any period of 90 consecutive calendar days, the Issuer has the right, after giving advance written notice, to repurchase the Warrants at a price of $0.01 per share of SAI Common Stock.

      Under the Investment Agreement, Foamart agreed to certain lock-up restrictions on its ability to transfer the shares of SAI Common Stock acquired thereunder. Subject to certain exceptions, Foamart agreed that it would not be entitled to sell any of the shares of SAI Common Stock prior to August 6, 2002, that it would be entitled to sell only 33% of the shares of SAI Common Stock prior to February 6, 2003 and that it would be entitled to sell only 67% of the SAI Common Stock prior to August 6, 2003. Notwithstanding the foregoing, each of the Issuer and TJS Partners, L.P., a New York limited partnership which is a significant shareholder in the Issuer ("TJS Partners"), agreed to cooperate with and use commercially reasonable efforts to assist Foamart,

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 10 OF 16 PAGES
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      SecurityVillage and its designees with the sale or other disposition of
      (1) up to 250,000 shares of SAI Common Stock by February 6, 2002 and (2) up to an additional 250,000 shares of SAI Common Stock by August 6, 2002, including, without limitation, agreeing to register such securities to the extent the Issuer reasonably believes the registration and sale of the shares would not materially adversely affect the trading price of the SAI Common Stock and assisting in finding purchasers for such securities in a private placement thereof.

      In connection with Foamart's investment in SAI Securities, Foamart, Holdings II, SecurityVillage, SecurityVillage Technologies and 3K entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted them certain demand and piggyback registration rights. The demand rights are not exercisable prior to August 6, 2003. The Issuer also agreed with SecurityVillage Technologies to file a shelf registration statement covering 250,000 shares of SAI Common Stock by September 6, 2001. SecurityVillage Technologies has agreed that, notwithstanding the registration of its shares of SAI Common Stock, it will not sell any of such shares under the registration statement except to the extent that a separate lock-up period expires with respect to those shares. The lock-up period with respect to 15,000 of such shares has already expired and the lock-up period with respect to an additional 15,000 of such shares expires on the first day of each month, commencing September 1, 2001.

      Foamart, Holdings II, SecurityVillage, SecurityVillage Technologies, TJS Partners and others also entered into a Stockholders Agreement with the Issuer in connection with Foamart's investment in SAI Securities (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the parties agreed to vote their shares of voting stock of the Issuer in favor of the election to the board of directors of the Issuer of one representative designated from time to time by Foamart (or the assignee of at least a majority of the SAI Series A Preferred Stock or the SAI Common Stock owned by Foamart). The parties also agreed to vote their shares of voting stock of the Issuer in favor of the election to the board of directors of the Issuer one representative designated from time to time by the holders of a majority of the SAI Common Stock issued upon the exercise of the warrant issued to Foamart following the exercise of at least 75% or more of the warrant. SAI agreed that, until the earlier of the exercise of at least 75% or more of the warrant or the cancellation of 25% or more of the warrant, the persons holding at least a majority of the warrant would be entitled to appoint an observer the board of directors of SAI.

      Pursuant to the Stockholders Agreement, TJS Partners agreed that, if the Issuer is required to obtain stockholder approval for a change in control transaction in which the holders of SAI Common Stock would not receive consideration of at least $3.50 per share, then it would not participate or vote or consent in favor of any change in control transaction without the prior consent of the Foamart Designees (as defined in the Stockholders Agreement) or the holders of at least 50% of the SAI Common Stock held by Foamart and the SecurityVillage Controlling Stockholders and the Foamart Underlying Common (as each such term is defined in the Stockholders Agreement),

                                  SCHEDULE 13D

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CUSIP NO. 813764305                                    PAGE 11 OF 16 PAGES
----------------------------                           -------------------------

      voting as a single class. TJS Partners further agreed that, if it determined to sell at least 50% of its shares of SAI Series A Preferred Stock or shares of SAI Common Stock issued or issuable upon the conversion of such SAI Series A Preferred Stock (excluding shares which were registered on August 6, 2001) in a single transaction or a series of related transactions within a three month period, then TJS Partners will not consummate such sale unless Foamart, SecurityVillage and certain other parties are entitled to sell their pro rata portion of the shares to be sold on terms and conditions at least as favorable as the terms offered to TJS Partners.

         Call Option

      In connection with the investment by Foamart in SAI Securities, Foamart entered into a Call Option Agreement with Holdings II, SecurityVillage, SecurityVillage Technologies and others (the "Call Option Agreement"). Pursuant to the Call Option Agreement, Foamart granted SecurityVillage Technologies the right to purchase the following securities owned by it:
      (1) 460,000 shares of SAI Common Stock, (2) 12,100 shares of SAI Series A Preferred Stock, (3) a warrant to purchase 1,094,119 shares of SAI Common Stock, (4) 1,936 ordinary shares in Video Domain, (5) an option to purchase additional shares in Video Domain and (6) any further securities which are derived from the foregoing (collectively, the "Option Shares").

      The purchase price payable in connection with the exercise of the option is an amount necessary to satisfy the following liabilities: (1) reimbursement of Nomura for any unreimbursed costs and expenses (including attorneys fees and expenses) in connection with the preparation, negotiation and performance of the Call Option Agreement, the Investment Agreement and certain related agreements, (2) payment of all liabilities of SecurityVillage and SecurityVillage Technologies, including all liabilities and accounts payable to trade and other creditors, whether or not such liabilities are then due and payable, (3) repayment of certain amounts set forth in an Investment and Intercreditor Agreement among Foamart and its noteholders (the "Intercreditor Agreement") and (4) repayment of the principal and interest on certain notes issued by Foamart in connection with the transaction.

         Loan Documentation

      Nomura and 3K provided all of the financing to Foamart for the purchase of the SAI Securities pursuant to the purchase of notes issued under separate
      Note Issuance Facility Agreements (the "Note Issuance Facilities"). The
      Note Issuance Facilities provide that the notes bear interest at a rate of 20% per annum and mature on November 6, 2001. The notes are secured by all of the assets of Foamart, including, without limitation, the SAI Securities, pursuant to the terms of a Debenture (the "Debenture") between Foamart and its noteholders.

      In connection with the issuance of the notes, Foamart and its noteholders also entered into the Intercreditor Agreement. Pursuant to the Intercreditor Agreement, Foamart

                                  SCHEDULE 13D


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CUSIP NO. 813764305                                    PAGE 12 OF 16 PAGES
----------------------------                           -------------------------

      agreed to use the proceeds from the notes for, among other things, the investment in the SAI Securities. The Intercreditor Agreement provides that, if SecurityVillage Technologies does not exercise its right to purchase the Option Shares under the Call Option Agreement, then the noteholders are entitled, by agreement of noteholders holding at least 80% of the outstanding principal amount of the notes, to cause the collateral (including the SAI Securities) to be distributed to the noteholders. The Intercreditor Agreement also provides that, if SecurityVillage Technologies does not exercise its right to purchase the Option Shares under the Call Option Agreement, then, upon the notice of any noteholder holding at least 20% of the outstanding principal amount of the notes, the noteholders can cause all of the outstanding notes to be exchanged for equity of Foamart based upon a price of $10.00 per Foamart share.

      The foregoing descriptions of the Investment Agreement, the Transfer and Release Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Call Option Agreement, the Note Issuance Facilities, the Debenture and the Intercreditor Agreement are not, and do not purport to be, complete and are qualified in their entirey by reference to the copies of such documents filed as exhibits hereto, which exhibits are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Joint Filing Agreement, dated as of August 16, 2001, by and among the
           Reporting Persons.

Exhibit B  Disclaimer of Beneficial Ownership

Exhibit C  Note Issuance Facility, dated as of August 6, 2001 between Foamart
           Limited and Nomura International plc.

Exhibit D  Note Issuance Facility, dated as of August 6, 2001 between Foamart
           Limited and 3K Capital (GP) Limited.

Exhibit E  Debenture,  dated as of  August  6, 2001  among  Foamart  Limited,
           Nomura  International  plc, J.  Stimler  Ltd.  and 3K Capital (GP)
           Limited.

Exhibit F  SAI/Foamart  Investment  Agreement,  dated as of  August  6,  2001 among SecurityVillage.com Inc., SecurityVillage Technologies, Ltd., Security Associates International, Inc., TJS Partners, L.P., St. Martin's Holdings II, Limited, Audioguard International Limited, 3K Capital (GP) Limited, Foamart Limited, James S. Brannen, Ron Davis and Moshe Cohen.

Exhibit G  Stockholders  Agreement,   dated  as  of  August  6,  2001,  among
           Security Associates International, Inc., SecurityVillage Technologies, Ltd., St. Martin's Holdings II Limited, Moshe Cohen, Audiogard International and 3K Capital (GP) Limited, SecurityVillage.com, Inc., Foamart Limited and TJS Partners, L.P.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 813764305                                    PAGE 13 OF 16 PAGES
----------------------------                           -------------------------


Exhibit H  Registration  Rights Agreement,  dated as of August 6, 2001, among
           Security Associates International, Inc., SecurityVillage.com, Inc., SecurityVillage Technologies Ltd., Foamart Limited, St. Martin's Holdings II Limited., 3K Capital (GP) Limited and TJS Partners, LP.

Exhibit I Investment and Intercreditor Agreement, dated as of August 6, 2001 among Foamart Limited and the Noteholders listed therein.

Exhibit J  Transfer  and  Release  Agreement,  dated  as of  August  6,  2001 between SecurityVillage Technologies Ltd. and Foamart Limited.

Exhibit K  Call Option  Agreement,  dated as of August 6, 2001 among  Foamart
           Limited, St. Martin's Holdings II Limited, SecurityVillage.com, Inc., SecurityVillage Technologies Ltd., Moshe Cohen, Audioguard International Limited and J. Stimler Ltd.

                                  SCHEDULE 13D


----------------------------                           -------------------------
CUSIP NO. 813764305                                    PAGE 10 OF 15 PAGES
----------------------------                           -------------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       August 16, 2001.


Foamart Limited

By:  /s/ Andrew Healey
    -----------------------
     Name: Andrew Healey
     Title: Director

St. Martin's Holdings II Limited

By:  /s/ Ford David Porter
    ------------------------
     Name: Ford David Porter
     Title: Director

St. Martin's Holdings I Limited

By:  /s/ Ford David Porter
    ------------------------
     Name: Ford David Porter
     Title: Director

Nomura International plc

By:  /s/ David Benson
    -----------------------
     Name: David Benson
     Title: Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 813764305                                    PAGE 15 OF 16 PAGES
----------------------------                           -------------------------


                                   SCHEDULE I

                                 TO SCHEDULE 13D

                           Information with Respect to
            Executive Officers and Directors of the Reporting Persons

            The following sets forth as to each of the executive officers and directors of the Reporting Persons: his or her name and citizenship; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Nomura International plc, the business address of which is Nomura House, 1 St. Martin's-le-Grand, London ECIA 4NP.

                                 Foamart Limited

                                   Present Business        Present Principal
       Name/Citizenship                Address                Occupation
--------------------------------------------------------------------------------
Directors:
   Andrew Healey                Nomura House           Investment Banker
   United Kingdom               1 St.
                                Martin's-le-Grand
                                 London ECIA 4NP


   Stephen Chapman              Nomura House           Investment Banker
   United Kingdom               1 St.
                                Martin's-le-Grand
                                 London ECIA 4NP

Officers: this entity acts solely as a holding company and as such it is not under the operation of executive officers.


      St. Martin's Holdings I Limited and St. Martin's Holdings II Limited

                                   Present Business        Present Principal
       Name/Citizenship                Address                Occupation
--------------------------------------------------------------------------------
Directors:
   Ford David Porter            Nomura House           Investment Banker
   United States/United Kingdom 1 St.
                                Martin's-le-Grand
                                 London ECIA 4NP


   Emmanuel Roubinowitz         Nomura House           Investment Banker
   French                       1 St.
                                Martin's-le-Grand
                                 London ECIA 4NP

Officers: these entities act solely as a holding companies and as such they are not under the operation of executive officers.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 813764305                                    PAGE 16 OF 16 PAGES
----------------------------                           -------------------------

                            Nomura International plc

                                   Present Business        Present Principal
       Name/Citizenship                Address                Occupation
--------------------------------------------------------------------------------
Directors and Executive Officers:

   Takumi Shibata               Connaught House         Director of
   Japanese                     1-3 Davies Street       Nomura International plc
                                 London WlK 3DA

   Yasushi Ii                   1 Magnolia Place        Director of
   Japanese                     Montpelier Road         Nomura International plc
                                Ealing, London W5 2QQ

   Shigesuke Kashiwagi          Flat 9 Richmond Court   Director of
   Japanese                     200 Sloane Street       Nomura International plc
                                   London SW1

   Yugo Ishida                  The Langham Hilton      Director of
   Japanese                     1 Portland Place        Nomura International plc
                                 London W1N 4JA

   Minoru Kanaya                8 Brunswick Gardens     Director of
   Japanese                     Ealing, London W5 1AP   Nomura International plc

   David Benson                 30 Lonsdale Street      Director of
   United Kingdom               London N11 EW           Nomura International plc

   David Farrant                23 Hill House Drive     Director of
   United Kingdom               Billericay              Nomura International plc
                                 Essex CM12 OAZ

                                Index of Exhibits

Exhibit A.        Joint Filing Agreement, dated as of August 16, 2001, by and among the Reporting Persons.

Exhibit B         Disclaimer of Beneficial Ownership

Exhibit C Note Issuance Facility, dated as of August 6, 2001 between Foamart Limited and Nomura International plc.

Exhibit D         Note Issuance Facility, dated as of August 6, 2001 between
                  Foamart Limited and 3K Capital (GP) Limited.

Exhibit E         Debenture, dated as of August 6, 2001 among Foamart Limited,
                  Nomura International plc, J. Stimler Ltd. and 3K Capital (GP)
                  Limited.

Exhibit F         SAI/Foamart Investment Agreement, dated as of August 6, 2001 among SecurityVillage.com Inc., SecurityVillage Technologies,
                  Ltd., Security Associates International, Inc., TJS Partners,
                  L.P., St. Martin's Holdings II, Limited, Audioguard
                  International Limited, 3K Capital (GP) Limited, Foamart
                  Limited, James S. Brannen, Ron Davis and Moshe Cohen.

Exhibit G         Stockholders Agreement, dated as of August 6, 2001, among
                  Security Associates International, Inc., SecurityVillage
                  Technologies, Ltd., St. Martin's Holdings II Limited, Moshe
                  Cohen, Audiogard International and 3K Capital (GP) Limited,
                  SecurityVillage.com, Inc., Foamart Limited and TJS Partners,
                  L.P.

Exhibit H         Registration Rights Agreement, dated as of August 6, 2001, among Security Associates International, Inc.,
                  SecurityVillage.com, Inc., SecurityVillage Technologies Ltd.,
                  Foamart Limited, St. Martin's Holdings II Limited., 3K Capital
                  (GP) Limited and TJS Partners, LP.

Exhibit I Investment and Intercreditor Agreement, dated as of August 6, 2001 among Foamart Limited and the Noteholders listed therein.

Exhibit J         Transfer and Release Agreement, dated as of August 6, 2001 between SecurityVillage Technologies Ltd. and Foamart Limited.

Exhibit K         Call Option Agreement, dated as of August 6, 2001 among
                  Foamart Limited, St. Martin's Holdings II Limited,
                  SecurityVillage.com, Inc., SecurityVillage Technologies Ltd.,
                  Moshe Cohen, Audioguard International Limited and J. Stimler
                  Ltd.

                                                                       EXHIBIT A



               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:            August 16, 2001


Foamart Limited

By:  /s/ Andrew Healey
    ------------------------------
     Name: Andrew Healey
     Title: Director

St. Martin's Holdings II Limited


By:  /s/ Ford David Porter
    ------------------------------
     Name: Ford David Porter
     Title: Director

St. Martin's Holdings I Limited


By:  /s/ Ford David Porter
    ------------------------------
     Name: Ford David Porter
     Title: Director

Nomura International plc


By:  /s/ David Benson
    ------------------------------
     Name: David Benson
     Title: Director

                                                                       EXHIBIT B



                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Nomura International plc ("Nomura") disclaims beneficial ownership of the securities referred to in the Schedule 13D to which this exhibit is attached, and the filing of this Schedule 13D shall not be construed as an admission that Nomura is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this
Schedule 13D.

                                                                       EXHIBIT C

                                                                  EXECUTION COPY


                               DATED 6 AUGUST 2001



                                 FOAMART LIMITED
                                    as Issuer

                                     - AND -

                            NOMURA INTERNATIONAL PLC
                                  as Subscriber



                     ---------------------------------------


                     US$4,567,790.00 NOTE ISSUANCE FACILITY


                     ---------------------------------------











                             WEIL, GOTSHAL & MANGES
                         ONE SOUTH PLACE LONDON EC2M 2WG
                                  020 7903 1000

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

1     INTERPRETATION.........................................................1

2     AMOUNT AND PURPOSE OF FACILITY.........................................4

3     CONDITIONS PRECEDENT...................................................4

4     UTILISATION OF THE FACILITY............................................5

5     ISSUER'S COVENANT TO NOTEHOLDERS.......................................6

6     PAYMENTS...............................................................7

7     REPRESENTATIONS AND WARRANTIES.........................................7

8     UNDERTAKINGS...........................................................9

9     ASSIGNMENT AND TRANSFER...............................................10

10    MISCELLANEOUS.........................................................11

11    NOTICES...............................................................11

12    LAW...................................................................12

SCHEDULE 1--FORM OF NOTICE..................................................13

SCHEDULE 2--FORM OF NOTE CERTIFICATE........................................15

SCHEDULE 3--TERMS AND CONDITIONS OF THE NOTES...............................18

SIGNATORIES.................................................................23

THIS NOTE ISSUANCE FACILITY (this "AGREEMENT") is made on 6 August 2001

BETWEEN

(1) FOAMART LIMITED a company organised under the law of England and Wales (company number 4155531) whose registered office is at One South Place, London EC2M 2WG (the "ISSUER"); and

(2) NOMURA INTERNATIONAL PLC a company organised under the law of England and Wales (company number 1550505) whose registered office is at 1 St Martin's-le-Grand, London EC1A 4NP ("PURCHASER").

NOW IT IS AGREED AS FOLLOWS:

1     INTERPRETATION

1.1   In this Agreement:

      "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks and financial markets are open for business in London and New York;

      "CALL OPTION AGREEMENT" means the Call Option Agreement, dated as of the date hereof, among the Issuer, St. Martin's Holdings II Limited, SecurityVillage.com, Inc., SecurityVillage Technologies Ltd., Moshe Cohen and Audioguard International;

      "COLLATERAL" has the meaning given such term in the Debenture;

      "CONDITION" and "CONDITIONS" have the meanings ascribed to them in Clause 4.5;

      "DEBENTURE" means the debenture, dated as of the date hereof, among the Issuer and the Noteholders party thereto;

      "DOLLAR" and "US$" means the lawful currency for the time being of the United States of America;

      "ENCUMBRANCE" means and includes any interest or equity of any person (including any right to acquire, option or right of pre-emption), voting arrangement, mortgage, debenture, charge, pledge, bill of sale, lien, deposit, hypothecation, assignment or any other encumbrance, priority or security interest or arrangement or interest under any contract or trust or any other third party interest of whatsoever nature over or in the relevant property;

      "EVENT OF DEFAULT" means any of the following events:

      (a)   the Issuer fails to pay any amount under the Notes when due;

      (b) the Issuer does not perform or comply with any obligation under the Notes or the Facility (other than one covered by (a) above) unless, in the case of such non-performance or non-compliance capable of remedy, the same has been remedied within 7 days of its occurrence;

      (c) the Debenture at any time fails to provide the Purchaser with a first-priority security interest in the Collateral;

      (d) the issuer or any of its Subsidiaries begins negotiations with one or more of its creditors with a view to the re-adjustment or re-scheduling of any of its financial obligations;

      (e) a petition is presented (which is not frivolous or vexatious), an order is made or a resolution passed for the winding-up of the Issuer or any of its Subsidiaries or a notice is issued convening a meeting for the purpose of passing any such resolution;

      (f) the Issuer or any of its Subsidiaries becomes or is deemed to be unable to pay its debts as and when they fall due or stops payment of its debts;

      (g) an encumbrancer takes possession of, or a receiver, administrative receiver, trustee or similar officer is appointed in respect of any property or assets of the Issuer or any of its Subsidiaries;

      (h) a notice is issued convening a meeting of, or the Issuer or any of its Subsidiaries proposes or enters into any arrangement or composition with, its creditors or agrees or declares a moratorium in respect of any of its debts; or

      (i) a petition is presented applying for an administration order against the Issuer or any of its Subsidiaries or an administration order is made against the Issuer or any of its Subsidiaries;

      "FACILITY" means the Dollar note issuance facility made available under this Agreement;

      "FACILITY PERIOD" means the period commencing on the date hereof and ending 6 November 2001;

      "INVESTMENT AND INTERCREDITOR AGREEMENT" means the Investment and Intercreditor Agreement, dated as of the date hereof, among the Issuer, SAI, SVC and the Noteholders party thereto;

      "INVESTMENT AGREEMENT" means the investment agreement, dated on or about the date hereof, between, inter alia, SAI and the Issuer;

      "ISSUE DATE" means, in relation to any Note, the date specified as such in the Notice pursuant to which such Note is, or is proposed to be, issued;

      "MATURITY DATE" means, in relation to any Note, the date specified as such in the Notice pursuant to which such Note is issued;

      "NOTE CERTIFICATE" means a certificate evidencing a Note or Notes issued by the Issuer as more particularly described in the Conditions and substantially in the form set out in Schedule 2;

      "NOTEHOLDER" has the meaning ascribed to it in Condition 1.2;

      "NOTES" means the notes issued or to be issued in accordance with this Agreement, the terms and conditions of which are the Conditions set out in
      Schedule 3;

      "NOTICE" means a notice of offer substantially in the form set out in
      Schedule 1;

      "REGISTER" means the register to be kept by the Issuer in which the Noteholders from time to time are registered;

      "SAI" means Security Associates International, Inc., a corporation organised under the laws of Delaware, United States of America;

      "SAI SECURITIES" means the securities of SAI purchased by the Issuer pursuant to the Investment Agreement;

      "SECURITY INTEREST" means any mortgage, charge, assignment by way of security, pledge lien, any form of distress, attachment, execution or other legal process or any other type of encumbrance or security interest or any other type of arrangement (including any sale and lease back or sale and repurchase arrangement) having or intended to have a similar effect;

      "SUBSIDIARY" means subsidiary as defined in Section 736 Companies Act
      1985;

      "SVC" means SecurityVillage.com, Inc., a corporation organised under the laws of Delaware, United States of America;

      "VALUE ADDED TAX" means value added tax or any other tax substituted for that tax or in respect of supplies, turnover or value added sales;

      "VIDEO DOMAIN" means Video Domain Technologies Ltd., an Israeli corporation;

      "VIDEO DOMAIN SECURITIES" means, collectively, (i) the 1,936 ordinary shares in Video Domain currently owned by SecurityVillage Technologies Ltd., an Israeli corporation, and (ii) the rights of the Issuer to purchase additional securities of Video Domain pursuant to the Video Domain MOU.

      "VIDEO DOMAIN MOU" means, the Memorandum of Understanding, dated as of the date hereof, among Video Domain, Video Cad Ltd., Crow Electronic Engineering Ltd., the Issuer and TJS Partners, L.P., a New York limited partnership.

1.2   In this Agreement, unless otherwise specified, a reference to:

(A)   "PURCHASER" includes its successors and assigns immediate or derivative;

(b)   the singular includes the plural and vice versa;

(c) references to clauses and to schedules are to the clauses of and the schedules to this Agreement;

(d)   the headings to clauses are to be ignored in construing this Agreement;

(e)   a time of day is a reference to London time;

(f) "MONTH" or a period of one or more "MONTHS" is a reference to a period which ends on the day (the "CORRESPONDING DAY") in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started or if there is no corresponding day, a period which ends on the last Business Day of the relevant calendar month;

(g) "TAX(ES)" includes any tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and however called, levied, collected, withheld or assessed by any person; and

(h) "AGREED FORM" means a form agreed between the Issuer and Purchaser and initialled by them for the purposes of identification on the date hereof.

2     AMOUNT AND PURPOSE OF FACILITY

2.1   FACILITY

      Purchaser hereby makes available to the Issuer a Dollar note issuance facility on the terms set out in this Agreement.

2.2   MAXIMUM AMOUNT

      The aggregate face amount of all Notes for the time being outstanding hereunder may not exceed US$4,567,790.00.

2.3   PURPOSE

      The proceeds of the Notes issued hereunder will be used by the Issuer to fund the subscription by it of the SAI Securities and Video Domain Securities in accordance with the terms of the Investment Agreement.

3     CONDITIONS PRECEDENT

      The Facility will not become available to the Issuer until Purchaser has received the following documents (certified as true and up-to-date by the secretary of the Issuer where relevant) in form and substance satisfactory to Purchaser:

(a) a copy of the certificate of incorporation and the memorandum and articles of association of the Issuer including copies of all resolutions required to be embodied in or annexed to them under the provisions of the Companies Act 1985;

(b) a copy of a resolution of the board of directors of the Issuer approving this Agreement, the Debenture and the Investment and Intercreditor Agreement, the issue of the Notes and incurring of the obligations entered into under this Agreement, the Debenture, the Investment and Intercreditor Agreement and the Notes and authorising appropriate persons to execute and deliver this Agreement and each Note Certificate on its behalf and such other matters as the Purchaser shall reasonably require;

(c)   a copy of the Debenture;

(d)   a copy of the Investment and Intercreditor Agreement; and

(e)   a copy of the Investment Agreement.

4     UTILISATION OF THE FACILITY

4.1   AVAILABILITY

      The Issuer may request Purchaser to subscribe for a Note by delivering to Purchaser a Notice to that effect on any Business Day during the Facility Period if:

(a)   the issue of the Note would not cause:

      (i)   the number of Notes issued under the Facility to exceed three; or

      (ii) the aggregate face value of all Notes outstanding to exceed the maximum amount of the Facility;

(b) no Event of Default has occurred or would occur as a result of the issue of the Note;

(c)   the Issuer is not in breach of any of the representations in Clause 7; and

(d)   the other requirements in this Clause 4 have been satisfied.

4.2   REQUIREMENTS FOR EACH NOTICE

      Each Notice shall specify in relation to the Note to be issued:

(a) the proposed Issue Date of such Note (which shall, unless Purchaser otherwise agrees, be no less than two, and no more than ten, Business Days after delivery of such Notice);

(b)   the proposed Maturity Date of such Note, which shall be a date:

      (i)   falling on or after the end of the Facility Period; and

      (ii)  within 10 business days following the end of the Facility Period;
            and

(c)   the face value of such Note.

4.3   NOTICE IRREVOCABLE

      Once delivered, a Notice shall constitute an irrevocable offer by the Issuer binding upon it to issue the Note described in the Notice to Purchaser.

4.4   SUBSCRIPTION

      Subject to the other requirements of this Clause 4 having been satisfied on the Issue Date specified in the Notice:

(a) the Issuer shall provide to Purchaser an executed and dated Note Certificate in respect of the Note specified in such Notice;

(b) the Issuer shall register Purchaser in the Register as the Noteholder of such Note; and

(c) (subject to (a) and (b) above) Purchaser shall pay to the Issuer to such accounts as the Issuer notifies a sum in Dollars equal to the subscription amount of such Note (determined in accordance with and subject to adjustment as provided in Condition 2) for value on the Issue Date.

4.5   CONDITIONS OF THE NOTE

      Each Note issued pursuant to this Agreement shall incorporate the terms and conditions in substantially the form set out in Schedule 3 (the "CONDITIONS"), as the same may from time to time be modified or amended in accordance with their terms, and any reference to a numbered "CONDITION" is to the correspondingly numbered provision thereof.

4.6   TERMINATION

(a) Purchaser may terminate its obligations under this Agreement and demand repayment of all outstanding Notes (at the amount determined in accordance with Clause 4.6(b)) by giving notice to the Issuer at any time following the occurrence of an Event of Default.

(b) Upon such notice being given, this Agreement shall terminate, Purchaser shall be under no obligation to subscribe for any further Notes hereunder and the Issuer will immediately redeem each Note then outstanding at an amount equal to the principal amount thereof, plus all accrued and unpaid interest.

5     ISSUER'S COVENANT TO NOTEHOLDERS

5.1   ISSUER'S COVENANT

      The Issuer hereby covenants in favour of Purchaser and each Noteholder that it will duly perform and comply with the obligations expressed to be undertaken by it in this Agreement (and for this purpose any reference in the Conditions to any obligation under or in respect of any Note shall be construed to include a reference to this provision). The Issuer hereby acknowledges the rights of every Noteholder to the production of this Agreement.

5.2   ENFORCEABILITY OF ISSUER'S COVENANTS BY NOTEHOLDERS

      The covenant set out in Clause 5.1 shall take effect as a deed poll for the benefit of Purchaser and each Noteholder and shall endure to the benefit of Purchaser and each Noteholder and its successors and assigns (immediate or derivative), each of which shall be entitled severally to enforce the covenant set out in Clause 5.1.

5.3   ASSIGNMENT BY NOTEHOLDERS

      Each Noteholder shall be entitled to transfer its rights, benefits and obligations in respect of this Clause 5 in accordance with Condition 1.

6     PAYMENTS

6.1   ACCOUNT AND TIMING

      All payments by the Issuer under the Notes must be made to such account as the relevant Noteholder notifies to the Issuer and must be in Dollars and shall be calculated without reference to any set-off or counterclaim and shall be made free and clear or and without any deduction for or on account of any set-off or counterclaim save as required by law.

6.2   BUSINESS DAY

      When any payment under this Agreement would otherwise be due on a day which is not a Business Day payment will be made on the immediately preceding Business Day.

6.3   BASIS OF CALCULATION

      The redemption amount of the Notes and any other payments of an annual nature under this Agreement will accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

6.4   CERTIFICATION BY PURCHASER

      Any certificate or determination of Purchaser as to any amount payable by the Issuer under this Agreement will, in the absence of manifest error, be conclusive and binding on the Issuer.

7     REPRESENTATIONS AND WARRANTIES

7.1   REPRESENTATIONS AND WARRANTIES

      The Issuer represents and warrants to Purchaser and each Noteholder as set out in this Clause 7.

7.2   DURATION AND SCOPE

      The representations and warranties set out in this clause will be deemed to be repeated by the Issuer on the date of each Notice, and on each Issue Date, in relation to the then existing circumstances.

7.3   STATUS

      The Issuer is a company limited by shares duly incorporated and validly existing under the laws of England and Wales and has the power and authority to own its assets and to carry on its business as it is now being conducted.

7.4   POWER AND AUTHORITY

      The Issuer has the power to exercise its rights and to perform its obligations under this Agreement and the Notes and it has taken all necessary corporate and other action to authorise the transactions contemplated by this Agreement and the Notes and to enter into and perform its obligations under this Agreement and the Notes.

7.5   ENFORCEABILITY

      This Agreement and each Note is legal, valid and enforceable in accordance with its terms.

7.6   NO VIOLATION

      The execution and delivery of this Agreement and the Notes, and the performance of their respective terms by the Issuer, does not and will not exceed any power granted to it by, or violate any provision of:

(a)   any law to which it is subject;

(b)   its memorandum and articles of association; or

(c) any mortgage, charge, deed, contract or other undertaking or instrument to which it is a party or which is binding upon it or any of its assets.

7.7   APPROVALS

      Save as set out in Clause 3(b), no approvals, authorisations, licences or consents and filings or registrations or other acts or things are required for:

(a)   the due execution and delivery of this Agreement or any Note;

(b)   the utilisation of the Facility by the Issuer; or

(c) the performance and observance by the Issuer of the provisions of this Agreement and each Note or to render this Agreement and each Note legal, valid, enforceable and admissible in evidence.

7.8   NO DEFAULT OR LITIGATION

      The Issuer is not in default under any agreement to which it is a party or by which it may be bound and no litigation, arbitration or administrative proceedings are presently current, pending or, to its knowledge, threatened against it which are likely to have a material adverse effect.

7.9   NO EVENT OF DEFAULT

      No Event of Default has occurred and is continuing.

7.10  ENCUMBRANCES

      There is no Encumbrance over any of the property of the Issuer other than the Encumbrances granted pursuant to the Debenture.

7.11  OTHER LIABILITIES

      The Issuer has no indebtedness or other liabilities other than in respect of:

(a)   this Agreement and the Notes;

(b) notes substantially similar to the Notes, issued pursuant to note issuance facilities dated as of the date hereof, the proceeds of which have been used to purchase SAI Securities and Video Domain Securities; and

(c) other indebtedness the terms of which have been approved in writing by Purchaser.

8     UNDERTAKINGS

8.1   UNDERTAKINGS

      The Issuer undertakes with Purchaser and each Noteholder that so long as the Issuer has any obligation under this Agreement or any Note, it will comply with the undertakings in this Clause 8.

8.2   INFORMATION

      The Issuer will:

(a) promptly provide Purchaser and each Noteholder with any relevant information relating to itself and its business which Purchaser or any Noteholder may reasonably request; and

(b)   promptly notify Purchaser and each Noteholder:

      (i)   of the occurrence of any Event of Default; and

      (ii) if any of the representations and warranties given or to be given by the Issuer in Clause 7 become materially untrue or inaccurate;

      and at the same time inform Purchaser and each Noteholder of any action taken or proposed to be taken by it in connection with it.

8.3   NEGATIVE COVENANTS

      The Issuer will not (and will procure that each of its Subsidiaries will not), without first obtaining the written consent of the Noteholders:

(a) enter into any transaction other than (i) the issuance of Notes pursuant to this Agreement, (ii) the issuance of notes substantially similar to the Notes in an aggregate amount together with the Notes not to exceed $8,041,790, (iii) in addition to the notes issued pursuant to sub-clause
      (ii), the issuance of notes substantially similar to the Notes to document the agreement by the Issuer to repay liabilities of the Issuer assumed by any persons, in an aggregate amount equal to the amount of any liabilities of the Issuer assumed by such persons, (iv) the investment in SAI Securities and Video Domain Securities pursuant to the Investment Agreement and (v) other transactions approved in advance by Noteholders holding a majority in principal amount of the Notes;

(b) enter into, create or permit to exist any Security Interest over any of its assets other than the Security Interest granted pursuant to the Debenture; and

(c) sell, transfer, lease or otherwise dispose or purport or agree to dispose of any of its property or assets.

8.4   SALE OF COLLATERAL

      Notwithstanding any other provision in this Agreement, the Purchaser acknowledges that SecurityVillage Technologies, Ltd. has the right to purchase the Collateral from the Issuer pursuant to Section 2.1 of the Call Option Agreement, and the Purchaser hereby consents to such sale by the Issuer upon exercise of such option by SecurityVillage Technologies, Ltd.

9     ASSIGNMENT AND TRANSFER

9.1   ISSUER

      The Issuer may not assign or transfer any of its rights or obligations under this Agreement or any Note.

9.2   NOTES

      Purchaser (and any Noteholder) may assign its rights under the Notes in accordance with Condition 1.

9.3   DISCLOSURE OF INFORMATION

      The Issuer may disclose to a potential assignee (or any other person with whom the Issuer is contemplating entering into contractual relations with respect to this Agreement) such information about the Issuer as Purchaser considers material to a potential assignee.


10    MISCELLANEOUS

10.1  DELAY

      The rights of Purchaser under this Agreement will not be prejudiced by any delay in exercising them or by any other act done or omitted by Purchaser which but for this clause might have been deemed a waiver of such rights nor will any exercise of any such right preclude any further exercise of such right or any other right.

10.2  SEVERABILITY

      Each of the provisions of this Agreement is severable and distinct from the others and if at any time one or more of such provisions is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired.

10.3  AMENDMENTS AND OTHER ACTIONS

      Any action required or permitted to be taken hereunder by the Purchase, including amending this Agreement, shall be deemed taken by the Purchaser if consented to by Noteholders holding in the aggregate at least 80% in principal amount of the Notes.

10.4  RIGHTS CUMULATIVE

      All rights of Purchaser are cumulative and any express right conferred on the Issuer under this Agreement may be exercised without prejudicing or being limited by any other express or implied right of the Issuer.

10.5  FEES, COSTS AND EXPENSES

      The Issuer shall pay (or reimburse to Purchaser) the aggregate amount of all legal and other fees, costs and expenses (together with all Value Added Tax thereon) incurred by Purchaser in the negotiation, preparation and execution of this Agreement, the satisfaction of all conditions precedent in relation to the Facility and the maintenance and enforcement by Purchaser of its rights under this Agreement and the Notes.

11    NOTICES

11.1  METHOD OF GIVING NOTICES

      Any demand, notice, consent or other communication made or given on or to the Issuer or Purchaser under or in connection with this Agreement must be in writing and may be left at any address referred to in Clause 11.2 or
      11.3 (as the case may be) or sent there for first class post or by facsimile. Any such communication will be validly made whether or not it contains a statement s to the amount of any liabilities of the Issuer under this Agreement or an inaccurate or incomplete statement of such liabilities.

11.2  ISSUER'S ADDRESS FOR NOTICES

      The addresses for service of the Issuer referred to in Clause 11.1 are any of:

(a)   its registered office;

(b)   any address at which the Issuer carries on business;

(c) the address of the Issuer shown in this Agreement or, if the Issuer has given written notice to the Issuer of any other address for service, the most recent address so notified.

11.3  PURCHASER'S ADDRESS FOR NOTICES

      The address for service of Purchaser referred to in Clause 11.1:

                  Nomura International plc
                  Nomura House
                  1 St. Martin's Grand
                  London EC1A 4NP
                  Attention:  Steve Chapman
                              Catherine McLoughlin
                  Fax:        (44) 207-521-3655

      or such other address or facsimile number from time to time notified by the Issuer.

11.4  DEEMED SERVICE

      Any such communication delivered by hand shall be deemed to be served at the time of delivery, notices sent by facsimile shall be deemed to be served upon completion of transmission and notices sent by first class post or pre-paid recorded delivery shall be deemed to be served 48 hours after time of posting.

12    LAW

      This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SCHEDULE 1

                                 FORM OF NOTICE



To:           _____________________________

              _____________________________  ("PURCHASER")

              _____________________________

Attention:    [        ]

From:         FOAMART LIMITED (the "ISSUER")

Date:         [        ]



Dear Sirs

US$4,567,790.00 NOTE ISSUANCE FACILITY (THE "FACILITY")

We refer to the note issuance agreement (the "AGREEMENT") dated 6 August 2001 relating to the Facility made between the Issuer and Purchaser.

Terms defined in the Agreement have the same meanings when used in this letter. This letter is a Notice as defined in the Agreement.

We give you notice that we offer to issue a Note, and request that you subscribe for it, under the Agreement as follows:

(i)      Proposed Issue Date

(ii)     Maturity Date1

(iii)    Face value2

(iv)     Subscription amount

We confirm that this Notice, and the Note offered to be issued hereunder, is in compliance with Clause 4 of the Agreement and that:

(a) no Event of Default has occurred or will result from the issue of the above Note; and

(b) the representations and warranties contained in Clause 7 of the Agreement are true and accurate in all respects as of the date hereof.




----------------------------
1 No less than 30 days after proposed Issue Date and a date falling before the end of the Facility Period

2     US$50,000 or multiples of US$50,000 (unless Purchaser agrees otherwise)



Yours faithfully

for and on behalf of
FOAMART LIMITED

                                   SCHEDULE 2

                            FORM OF NOTE CERTIFICATE

                                 FOAMART LIMITED
                            (COMPANY NUMBER 4155531)
         (INCORPORATED WITH LIMITED LIABILITY UNDER THE LAWS OF ENGLAND)
                                 (THE "ISSUER")

                                 DISCOUNT NOTES
                                  (THE "NOTES")

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THE NOTES NOR ANY PORTION THEREOF MAY BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO ANY UNITED STATES PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.

Issue Date:  [        ]                                 Maturity Date:  [      ]

This note certificate certifies that [ ] (the "NOTEHOLDER") is recorded in the register (the "REGISTER") maintained by the Issuer as the registered holder of Notes in the face amount of [ ]. The Notes represented by this certificate have been constituted by the Issuer pursuant to the note issuance facility agreement dated [ ] and are subject to the terms and conditions (the "CONDITIONS") attached hereto.

The Issuer, for value received, promises, in accordance with the Conditions, to pay to the Noteholder the principal amount of the Notes represented by this note certificate outstanding on the date and in the amount specified in the Conditions and any additional amounts payable thereunder.

This Note shall bear interest at a rate of 20% per annum, as more fully set forth in the Conditions. The Issuer promises to pay to the Noteholder all accrued and unpaid interest on this Note upon repayment of any principal amount hereof.

Upon any redemption of the principal amount outstanding of the Notes represented by this note certificate in accordance with the Conditions, the face amount of the such Notes so redeemed shall be recorded by the Issuer in the Register and the face amount of such Notes outstanding from time to time shall be recorded in the Register. The Issuer will upon written request from the Noteholder provide free of charge a certified copy of the Register indicating the aggregate face amount of the Notes represented by this note certificate redeemed on or prior to the date of such copy.

The Notes are in registered form and no Note is transferable in part.

AS WITNESS the signature of a duly authorised officer on behalf of the Issuer.

By:      [        ]
         duly authorised signatory

                                FORM OF TRANSFER

BETWEEN:

(1)      [        ] (the "Transferor"); and

(2)      [        ] (the "Transferee")



Date:    [        ]



For value received the Transferor hereby transfers discount notes issued by Foamart Limited (the "NOTES") in the face amount of [ ] to the Transferee in accordance with the Conditions and instructs the Issuer to register the Transferee as owner of such Notes.

The Transferee hereby agrees to be bound by the terms and provisions of the Note Facility Agreement pursuant to which the Notes have been issued and to be bound by the terms and provisions of the Investment and Intercreditor Agreement and Debenture (each as defined in the Facility Agreement).

SIGNED:




 .................................          .....................................
duly authorised                            duly authorised
[TRANSFEROR]                               [TRANSFEREE]

                                   SCHEDULE 3

                        TERMS AND CONDITIONS OF THE NOTES


The notes (the "NOTES") of Foamart Limited (the "ISSUER") are issued pursuant to a note issuance facility agreement dated 6 August 2001 (the "NOTE FACILITY") made between the Issuer and Nomura International plc ("PURCHASER"). These terms and conditions (the "CONDITIONS") supplement the Note Facility. Each Noteholder (defined below) is bound by, and is deemed to have notice of, the provisions of the Note Facility. Terms defined in the Note Facility shall, unless otherwise defined herein or the context requires otherwise, bear the same meanings in these Conditions.

1     TITLE, REGISTRATION AND TRANSFER

1.1 The Issuer will maintain an accurate register (the "REGISTER") in respect of the Notes and there shall be entered on the Register:

      (a) the name and address of the Noteholder for the time being of each Note;

      (b) the date upon which the name of each Noteholder is entered in respect of the Note; and

      (c)   the certificate number of each Note.

1.2 Title to the Notes is passed by and upon registration in the Register. In these Conditions, the "NOTEHOLDER" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof). A certificate (each a "NOTE CERTIFICATE") will be issued to each Noteholder in respect of its registered holding. Each Noteholder shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein or any notice of any previous loss or theft of such Note Certificate) and no person shall be liable for so treating such holder.

1.3 Subject to Condition 1.4 below, a Note may be transferred in whole (but not in part) upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the specified office of the Issuer, together with such evidence as the Issuer may reasonably require to prove:

      (a)   the title of the transferor;

      (b) the transferee of the Notes is bound by the terms and provisions of the Facility Agreement, Investment and Intercreditor Agreement and Debenture;

      (c) the authority of the individuals who have executed the form of transfer; and

      (d)   the payment of any stamp duty payable on such transfer.

      The transfer of a Note will be effected without charge.

1.4 Within five Business Days of the surrender of a Note Certificate in accordance with Condition 1.3 above, the Issuer will register the transfer in question provided it is duly stamped and deliver new Note Certificates to the relevant Noteholder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose of such Noteholder.

1.5 No Noteholder may require transfers to be registered during the period of five days ending on the due date for any payment of principal in respect of any Note.

1.6 If any Note Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Issuer, subject to all applicable laws, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Note Certificates must be surrendered before replacements will be issued.

2     SUBSCRIPTION

      Each Note will be issued for a subscription amount which is, upon the Issue Date thereof, equal to the face amount of the Note. The cash paid by the Purchaser in respect of the subscription amount of each Note may be offset, at the option of the Purchaser, by any amounts properly owing by the Issuer to the Purchaser, in which case the amount so offset shall be included in the face amount of the Note and not otherwise included as a liability of the Issuer.

3     REPAYMENT, INTEREST AND REDEMPTION

3.1 Each Note will be redeemed at its face amount, plus all accrued but unpaid interest, on the Maturity Date. All Notes redeemed will be cancelled and may not be reissued or resold.

3.2 Interest shall accrue on a daily basis at a rate of 20% per annum and will automatically be added, in arrears, to the principal amount of the Note then outstanding on the last calendar day of each month commencing 30 June 2001 and ending on the Maturity Date.

3.3   The Issuer may redeem any Note prior to its Maturity Date, provided that:

      (a) the Issuer shall have given to the relevant Noteholder not less than two Business Days' prior written notice of its intention to make such prepayment; and

      (b) on such redemption the Issuer shall pay to the relevant Noteholder an amount equal to the face amount of the Note, plus all accrued but unpaid interest.

4     PAYMENTS

4.1 All payments by the Issuer under the Notes must be made to such account as the Noteholder notifies to the Issuer and must be in Dollars.

4.2 When any payment under the Notes would otherwise be due on a day which is not a Business Day payment will be made on the immediately preceding Business Day.

4.3 The redemption amount of the Notes and other payments of an annual nature under the Notes will accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

4.4 All payments in respect of the Notes by the Issuer will be made in full without set-off or counterclaim and free and clear of any deduction or withholding for or on account of any taxes unless the Issuer is required by applicable law to make any withholding or deduction from any payment due hereunder for or on account of any taxes. In this event, the Issuer will:

     (a)  promptly notify the relevant Noteholder(s);

     (b) promptly pay the tax deducted to the appropriate tax authority before any fine or penalty becomes payable; and

     (c) pay to the relevant Noteholder(s) such additional amount as is required to ensure that the aggregate amount received by the Noteholder equals the full amount which the Noteholder would have received had no such deduction or withholding been made.

4.5 As soon as practicable, but no later than 30 days after any deduction or withholding of any such taxes pursuant to Condition 4.4, the Issuer shall supply a certificate of the amount of the tax deducted or withheld to the relevant Noteholders and shall also forward to the relevant Noteholders official tax receipts (and any other documents or evidence reasonably required by the Noteholders) that such taxes have been remitted to the appropriate taxation authority on the due date for payment.

4.6 Without prejudice to the provisions of Condition 4.4, if a Noteholder is required to make any payment on account of tax (other than pursuant to the self assessment provisions or regulations as they may apply for income or corporation tax purposes) or otherwise on or in relation to any amount received or receivable by it under the Notes (other than tax on its overall net income) (including any amount received or receivable under this Condition 4) or any liability in respect of the Notes or the Note Facility is asserted, imposed, levied or assessed against the Noteholder (other than tax on its overall net income) the Issuer will upon demand of such Noteholder promptly indemnify it against such payment or liability together with any interest penalties and expenses payable or incurred in connection therewith.

5     DEFAULT INTEREST AND INDEMNITY

5.1 If the Issuer fails to pay any amount due under any Note on its due date (whether at stated maturity, by acceleration or otherwise), the Issuer will on demand pay interest on that amount at the rate of 25% per annum.

5.2 The Issuer undertakes to indemnify each Noteholder against any cost, claim, loss, expense (including legal fees) or liability, together with any irrecoverable VAT thereof, which it may sustain or incur as a consequence of the occurrence of any default by the Issuer in the performance of any of the obligations expressed to be assumed by it in respect of the Notes.

6     DEFAULT

      At any time following the occurrence of an Event of Default, a Noteholder may give notice in writing to the Issuer that each Note held by such Noteholder is, and it shall accordingly become, immediately due and payable.

7     PARI PASSU RANKING; SECURITY

      The Notes constitute the unconditional obligations of the Issuer which will at all times rank at least pari passu with all other present and future unsecured obligations of the Issuer. By way of security for the Notes, the Issuer shall ensure that the Noteholders receive a first-ranking security interest over all Collateral pursuant to the Debenture.

8     MODIFICATION AND NOTEHOLDERS' RESOLUTION

8.1 Any modification to these Conditions shall be agreed in writing between the Issuer and Noteholders holding at lest four-fifths in face amount of the Notes and shall be binding on all further Noteholders.

8.2 Any resolution of Noteholders in relation to these Conditions may be made in writing signed by or on behalf of Noteholders holding the relevant face amount of Notes upon delivery to the Issuer by each such Noteholder of such evidence as to its identity and its capacity as Noteholder as the Issuer may reasonably require.

9     MISCELLANEOUS

      The rights of each Noteholder under the Notes will not be prejudiced by any delay in exercising them or by any other act done or omitted by such Noteholder which but for this clause might have been deemed a waiver of such rights or any other right. The rights and remedies herein provided are cumulative and not exclusive of any other rights or remedies (whether provided by law or otherwise).

10    NOTICES

10.1 Any demand, notice, consent or other communication made or given by any party thereto to any other party hereto must be in writing and may be left at any address referred to in Condition 10.2 or 10.3 (as the case may be) or sent there by first class post or by facsimile.

10.2 The addresses for service of the Issuer referred to in Condition 10.1 are any of:

      (a)   its registered office;

      (b)   any address at which the Issuer carries on business; and

      (c) the address of the Issuer shown on the Notes or, if the Issuer has given written notice to the Noteholders of any other address for service, the most recent address so notified.

10.3 The addresses for service of each Noteholder referred to in Condition 10.1 are any of:

      (a)   the address specified on the Register;

      (b)   its registered office; and

      (c)   the most recent address of such Noteholder notified to the Issuer.

10.4 Any such communication delivered by hand shall be deemed to be served at the time of delivery, notices sent by facsimile shall be deemed to be served upon completion of transmission and notices sent by first class post or pre-paid recorded delivery shall be deemed to be served 48 hours after time of posting.

11    LAW

      This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

                                                             SIGNATORIES

THE ISSUER

EXECUTED as a deed                 )
for and on behalf of               )
FOAMART LIMITED                    )


         /s/ Steven M. Chapman
         -------------------------
         Director


         /s/ Andrew Healey
         -------------------------
         Director



PURCHASER

SIGNED by                          )
for and on behalf of               )
NOMURA INTERNATIONAL PLC           )


         /s/ Y. Ii
         -------------------------
         Director


         /s/ Andrew Healey
         -------------------------
         Director/Secretary

                                                                       EXHIBIT D


                                                                  EXECUTION COPY



                               DATED 6 AUGUST 2001




                                 FOAMART LIMITED
                                    as Issuer

                                     - AND -

                             3K CAPITAL (GP) LIMITED
                                  as Subscriber




                     ---------------------------------------



                     US$1,374,000.00 NOTE ISSUANCE FACILITY


                     ---------------------------------------











                             WEIL, GOTSHAL & MANGES
                         ONE SOUTH PLACE LONDON EC2M 2WG
                                  020 7903 1000

                                TABLE OF CONTENTS



                                                                            PAGE


1     INTERPRETATION.........................................................1

2     AMOUNT AND PURPOSE OF FACILITY.........................................4

3     CONDITIONS PRECEDENT...................................................4

4     UTILISATION OF THE FACILITY............................................5

5     ISSUER'S COVENANT TO NOTEHOLDERS.......................................6

6     PAYMENTS...............................................................7

7     REPRESENTATIONS AND WARRANTIES.........................................7

8     UNDERTAKINGS...........................................................9

9     ASSIGNMENT AND TRANSFER...............................................10

10    MISCELLANEOUS.........................................................11

11    NOTICES...............................................................11

12    LAW...................................................................12

SCHEDULE 1--FORM OF NOTICE..................................................13

SCHEDULE 2--FORM OF NOTE CERTIFICATE........................................15

SCHEDULE 3--TERMS AND CONDITIONS OF THE NOTES...............................18

SIGNATORIES.................................................................23

THIS NOTE ISSUANCE FACILITY (this "AGREEMENT") is made on 6 August 2001
BETWEEN

(1) FOAMART LIMITED a company organised under the law of England and Wales (company number 4155531) whose registered office is at One South Place, London EC2M 2WG (the "ISSUER"); and

(2) 3K CAPITAL (GP) LIMITED, a company limited by shares organised under the laws of Guernsey ("PURCHASER").

NOW IT IS AGREED AS FOLLOWS:

1     INTERPRETATION

1.1   In this Agreement:

      "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks and financial markets are open for business in London and New York;

      "CALL OPTION AGREEMENT" means the Call Option Agreement, dated as of the date hereof, among the Issuer, St. Martin's Holdings II Limited, SecurityVillage.com, Inc., SecurityVillage Technologies Ltd., Moshe Cohen and Audioguard International;

      "COLLATERAL" has the meaning given such term in the Debenture;

      "CONDITION" and "CONDITIONS" have the meanings ascribed to them in Clause 4.5;

      "DEBENTURE" means the debenture, dated as of the date hereof, among the Issuer and the Noteholders party thereto;

      "DOLLAR" and "US$" means the lawful currency for the time being of the United States of America;

      "ENCUMBRANCE" means and includes any interest or equity of any person (including any right to acquire, option or right of pre-emption), voting arrangement, mortgage, debenture, charge, pledge, bill of sale, lien, deposit, hypothecation, assignment or any other encumbrance, priority or security interest or arrangement or interest under any contract or trust or any other third party interest of whatsoever nature over or in the relevant property;

      "EVENT OF DEFAULT" means any of the following events:

      (a)   the Issuer fails to pay any amount under the Notes when due;

      (b) the Issuer does not perform or comply with any obligation under the Notes or the Facility (other than one covered by (a) above) unless, in the case of such non-performance or non-compliance capable of remedy, the same has been remedied within 7 days of its occurrence;

      (c) the Debenture at any time fails to provide the Purchaser with a first-priority security interest in the Collateral;

      (d) the issuer or any of its Subsidiaries begins negotiations with one or more of its creditors with a view to the re-adjustment or re-scheduling of any of its financial obligations;

      (e) a petition is presented (which is not frivolous or vexatious), an order is made or a resolution passed for the winding-up of the Issuer or any of its Subsidiaries or a notice is issued convening a meeting for the purpose of passing any such resolution;

      (f) the Issuer or any of its Subsidiaries becomes or is deemed to be unable to pay its debts as and when they fall due or stops payment of its debts;

      (g) an encumbrancer takes possession of, or a receiver, administrative receiver, trustee or similar officer is appointed in respect of any property or assets of the Issuer or any of its Subsidiaries;

      (h) a notice is issued convening a meeting of, or the Issuer or any of its Subsidiaries proposes or enters into any arrangement or composition with, its creditors or agrees or declares a moratorium in respect of any of its debts; or

      (i) a petition is presented applying for an administration order against the Issuer or any of its Subsidiaries or an administration order is made against the Issuer or any of its Subsidiaries;

      "FACILITY" means the Dollar note issuance facility made available under this Agreement;

      "FACILITY PERIOD" means the period commencing on the date hereof and ending 6 November 2001;

      "INVESTMENT AND INTERCREDITOR AGREEMENT" means the Investment and Intercreditor Agreement, dated as of the date hereof, among the Issuer, SAI, SVC and the Noteholders party thereto;

      "INVESTMENT AGREEMENT" means the investment agreement, dated on or about the date hereof, between, inter alia, SAI and the Issuer;

      "ISSUE DATE" means, in relation to any Note, the date specified as such in the Notice pursuant to which such Note is, or is proposed to be, issued;

      "MATURITY DATE" means, in relation to any Note, the date specified as such in the Notice pursuant to which such Note is issued;

      "NOTE CERTIFICATE" means a certificate evidencing a Note or Notes issued by the Issuer as more particularly described in the Conditions and substantially in the form set out in Schedule 2;

      "NOTEHOLDER" has the meaning ascribed to it in Condition 1.2;

      "NOTES" means the notes issued or to be issued in accordance with this Agreement, the terms and conditions of which are the Conditions set out in
      Schedule 3;

      "NOTICE" means a notice of offer substantially in the form set out in
      Schedule 1;

      "REGISTER" means the register to be kept by the Issuer in which the Noteholders from time to time are registered;

      "SAI" means Security Associates International, Inc., a corporation organised under the laws of Delaware, United States of America;

      "SAI SECURITIES" means the securities of SAI purchased by the Issuer pursuant to the Investment Agreement;

      "SECURITY INTEREST" means any mortgage, charge, assignment by way of security, pledge lien, any form of distress, attachment, execution or other legal process or any other type of encumbrance or security interest or any other type of arrangement (including any sale and lease back or sale and repurchase arrangement) having or intended to have a similar effect;

      "SUBSIDIARY" means subsidiary as defined in Section 736 Companies Act
      1985;

      "SVC" means SecurityVillage.com, Inc., a corporation organised under the laws of Delaware, United States of America;

      "VALUE ADDED TAX" means value added tax or any other tax substituted for that tax or in respect of supplies, turnover or value added sales;

      "VIDEO DOMAIN" means Video Domain Technologies Ltd., an Israeli corporation;

      "VIDEO DOMAIN SECURITIES" means, collectively, (i) the 1,936 ordinary shares in Video Domain currently owned by SecurityVillage Technologies Ltd., an Israeli corporation, and (ii) the rights of the Issuer to purchase additional securities of Video Domain pursuant to the Video Domain MOU.

      "VIDEO DOMAIN MOU" means, the Memorandum of Understanding, dated as of the date hereof, among Video Domain, Video Cad Ltd., Crow Electronic Engineering Ltd., the Issuer and TJS Partners, L.P., a New York limited partnership.

1.2   In this Agreement, unless otherwise specified, a reference to:

(a)   "PURCHASER" includes its successors and assigns immediate or derivative;

(b)   the singular includes the plural and vice versa;

(c) references to clauses and to schedules are to the clauses of and the schedules to this Agreement;

(d)   the headings to clauses are to be ignored in construing this Agreement;

(e)   a time of day is a reference to London time;

(f) "MONTH" or a period of one or more "MONTHS" is a reference to a period which ends on the day (the "CORRESPONDING DAY") in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started or if there is no corresponding day, a period which ends on the last Business Day of the relevant calendar month;

(g) "TAX(ES)" includes any tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and however called, levied, collected, withheld or assessed by any person; and

(h) "AGREED FORM" means a form agreed between the Issuer and Purchaser and initialled by them for the purposes of identification on the date hereof.

2     AMOUNT AND PURPOSE OF FACILITY

2.1   FACILITY

      Purchaser hereby makes available to the Issuer a Dollar note issuance facility on the terms set out in this Agreement.

2.2   MAXIMUM AMOUNT

      The aggregate face amount of all Notes for the time being outstanding hereunder may not exceed US$1,374,000.00.

2.3   PURPOSE

      The proceeds of the Notes issued hereunder will be used by the Issuer to fund the subscription by it of the SAI Securities and Video Domain Securities in accordance with the terms of the Investment Agreement.

3     CONDITIONS PRECEDENT

      The Facility will not become available to the Issuer until Purchaser has received the following documents (certified as true and up-to-date by the secretary of the Issuer where relevant) in form and substance satisfactory to Purchaser:

(a) a copy of the certificate of incorporation and the memorandum and articles of association of the Issuer including copies of all resolutions required to be embodied in or annexed to them under the provisions of the Companies Act 1985;

(b) a copy of a resolution of the board of directors of the Issuer approving this Agreement, the Debenture and the Investment and Intercreditor Agreement, the issue of the Notes and incurring of the obligations entered into under this Agreement, the Debenture, the Investment and Intercreditor Agreement and the Notes and authorising appropriate persons to execute and deliver this Agreement and each Note Certificate on its behalf and such other matters as the Purchaser shall reasonably require;

(c)   a copy of the Debenture;

(d)   a copy of the Investment and Intercreditor Agreement; and

(e)   a copy of the Investment Agreement.

4     UTILISATION OF THE FACILITY

4.1   AVAILABILITY

      The Issuer may request Purchaser to subscribe for a Note by delivering to Purchaser a Notice to that effect on any Business Day during the Facility Period if:

(a)   the issue of the Note would not cause:

      (i)   the number of Notes issued under the Facility to exceed three; or

      (ii) the aggregate face value of all Notes outstanding to exceed the maximum amount of the Facility;

(b) no Event of Default has occurred or would occur as a result of the issue of the Note;

(c)   the Issuer is not in breach of any of the representations in Clause 7; and

(d)   the other requirements in this Clause 4 have been satisfied.

4.2   REQUIREMENTS FOR EACH NOTICE

      Each Notice shall specify in relation to the Note to be issued:

(a) the proposed Issue Date of such Note (which shall, unless Purchaser otherwise agrees, be no less than two, and no more than ten, Business Days after delivery of such Notice);

(b)   the proposed Maturity Date of such Note, which shall be a date:

      (i)   falling on or after the end of the Facility Period; and

      (ii)  within 10 business days following the end of the Facility Period;
            and

(c)   the face value of such Note.

4.3   NOTICE IRREVOCABLE

      Once delivered, a Notice shall constitute an irrevocable offer by the Issuer binding upon it to issue the Note described in the Notice to Purchaser.

4.4   SUBSCRIPTION

      Subject to the other requirements of this Clause 4 having been satisfied on the Issue Date specified in the Notice:

(a) the Issuer shall provide to Purchaser an executed and dated Note Certificate in respect of the Note specified in such Notice;

(b) the Issuer shall register Purchaser in the Register as the Noteholder of such Note; and

(c) (subject to (a) and (b) above) Purchaser shall pay to the Issuer to such accounts as the Issuer notifies a sum in Dollars equal to the subscription amount of such Note (determined in accordance with and subject to adjustment as provided in Condition 2) for value on the Issue Date.

4.5   CONDITIONS OF THE NOTE

      Each Note issued pursuant to this Agreement shall incorporate the terms and conditions in substantially the form set out in Schedule 3 (the "CONDITIONS"), as the same may from time to time be modified or amended in accordance with their terms, and any reference to a numbered "CONDITION" is to the correspondingly numbered provision thereof.

4.6   TERMINATION

(a) Purchaser may terminate its obligations under this Agreement and demand repayment of all outstanding Notes (at the amount determined in accordance with Clause 4.6(b)) by giving notice to the Issuer at any time following the occurrence of an Event of Default.

(b) Upon such notice being given, this Agreement shall terminate, Purchaser shall be under no obligation to subscribe for any further Notes hereunder and the Issuer will immediately redeem each Note then outstanding at an amount equal to the principal amount thereof, plus all accrued and unpaid interest.

5     ISSUER'S COVENANT TO NOTEHOLDERS

5.1   ISSUER'S COVENANT

      The Issuer hereby covenants in favour of Purchaser and each Noteholder that it will duly perform and comply with the obligations expressed to be undertaken by it in this Agreement (and for this purpose any reference in the Conditions to any obligation under or in respect of any Note shall be construed to include a reference to this provision). The Issuer hereby acknowledges the rights of every Noteholder to the production of this Agreement.

5.2   ENFORCEABILITY OF ISSUER'S COVENANTS BY NOTEHOLDERS

      The covenant set out in Clause 5.1 shall take effect as a deed poll for the benefit of Purchaser and each Noteholder and shall endure to the benefit of Purchaser and each Noteholder and its successors and assigns (immediate or derivative), each of which shall be entitled severally to enforce the covenant set out in Clause 5.1.

5.3   ASSIGNMENT BY NOTEHOLDERS

      Each Noteholder shall be entitled to transfer its rights, benefits and obligations in respect of this Clause 5 in accordance with Condition 1.

6     PAYMENTS

6.1   ACCOUNT AND TIMING

      All payments by the Issuer under the Notes must be made to such account as the relevant Noteholder notifies to the Issuer and must be in Dollars and shall be calculated without reference to any set-off or counterclaim and shall be made free and clear or and without any deduction for or on account of any set-off or counterclaim save as required by law.

6.2   BUSINESS DAY

      When any payment under this Agreement would otherwise be due on a day which is not a Business Day payment will be made on the immediately preceding Business Day.

6.3   BASIS OF CALCULATION

      The redemption amount of the Notes and any other payments of an annual nature under this Agreement will accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

6.4   CERTIFICATION BY PURCHASER

      Any certificate or determination of Purchaser as to any amount payable by the Issuer under this Agreement will, in the absence of manifest error, be conclusive and binding on the Issuer.

7     REPRESENTATIONS AND WARRANTIES

7.1   REPRESENTATIONS AND WARRANTIES

      The Issuer represents and warrants to Purchaser and each Noteholder as set out in this Clause 7.

7.2   DURATION AND SCOPE

      The representations and warranties set out in this clause will be deemed to be repeated by the Issuer on the date of each Notice, and on each Issue Date, in relation to the then existing circumstances.

7.3   STATUS

      The Issuer is a company limited by shares duly incorporated and validly existing under the laws of England and Wales and has the power and authority to own its assets and to carry on its business as it is now being conducted.

7.4   POWER AND AUTHORITY

      The Issuer has the power to exercise its rights and to perform its obligations under this Agreement and the Notes and it has taken all necessary corporate and other action to authorise the transactions contemplated by this Agreement and the Notes and to enter into and perform its obligations under this Agreement and the Notes.

7.5   ENFORCEABILITY

      This Agreement and each Note is legal, valid and enforceable in accordance with its terms.

7.6   NO VIOLATION

      The execution and delivery of this Agreement and the Notes, and the performance of their respective terms by the Issuer, does not and will not exceed any power granted to it by, or violate any provision of:

(a)   any law to which it is subject;

(b)   its memorandum and articles of association; or

(c) any mortgage, charge, deed, contract or other undertaking or instrument to which it is a party or which is binding upon it or any of its assets.

7.7   APPROVALS
      Save as set out in Clause 3(b), no approvals, authorisations, licences or consents and filings or registrations or other acts or things are required for:

(a)   the due execution and delivery of this Agreement or any Note;

(b)   the utilisation of the Facility by the Issuer; or

(c) the performance and observance by the Issuer of the provisions of this Agreement and each Note or to render this Agreement and each Note legal, valid, enforceable and admissible in evidence.

7.8   NO DEFAULT OR LITIGATION

      The Issuer is not in default under any agreement to which it is a party or by which it may be bound and no litigation, arbitration or administrative proceedings are presently current, pending or, to its knowledge, threatened against it which are likely to have a material adverse effect.

7.9   NO EVENT OF DEFAULT

      No Event of Default has occurred and is continuing.

7.10  ENCUMBRANCES

      There is no Encumbrance over any of the property of the Issuer other than the Encumbrances granted pursuant to the Debenture.

7.11  OTHER LIABILITIES

      The Issuer has no indebtedness or other liabilities other than in respect of:

(a)   this Agreement and the Notes;

(b) notes substantially similar to the Notes, issued pursuant to note issuance facilities dated as of the date hereof, the proceeds of which have been used to purchase SAI Securities and Video Domain Securities; and

(c) other indebtedness the terms of which have been approved in writing by Purchaser.

8     UNDERTAKINGS

8.1   UNDERTAKINGS

      The Issuer undertakes with Purchaser and each Noteholder that so long as the Issuer has any obligation under this Agreement or any Note, it will comply with the undertakings in this Clause 8.

8.2   INFORMATION

      The Issuer will:

(a) promptly provide Purchaser and each Noteholder with any relevant information relating to itself and its business which Purchaser or any Noteholder may reasonably request; and

(b)   promptly notify Purchaser and each Noteholder:

      (i)   of the occurrence of any Event of Default; and

      (ii) if any of the representations and warranties given or to be given by the Issuer in Clause 7 become materially untrue or inaccurate;

      and at the same time inform Purchaser and each Noteholder of any action taken or proposed to be taken by it in connection with it.

8.3   NEGATIVE COVENANTS

      The Issuer will not (and will procure that each of its Subsidiaries will not), without first obtaining the written consent of the Noteholders:

(a) enter into any transaction other than (i) the issuance of Notes pursuant to this Agreement, (ii) the issuance of notes substantially similar to the Notes in an aggregate amount together with the Notes not to exceed $8,041,790, (iii) in addition to the notes issued pursuant to sub-clause
      (ii), the issuance of notes substantially similar to the Notes to document the agreement by the Issuer to repay liabilities of the Issuer assumed by any persons, in an aggregate amount equal to the amount of any liabilities of the Issuer assumed by such persons, (iv) the investment in SAI Securities and Video Domain Securities pursuant to the Investment Agreement and (v) other transactions approved in advance by Noteholders holding a majority in principal amount of the Notes;

(b) enter into, create or permit to exist any Security Interest over any of its assets other than the Security Interest granted pursuant to the Debenture; and

(c) sell, transfer, lease or otherwise dispose or purport or agree to dispose of any of its property or assets.

8.4   SALE OF COLLATERAL

      Notwithstanding any other provision in this Agreement, the Purchaser acknowledges that SecurityVillage Technologies, Ltd. has the right to purchase the Collateral from the Issuer pursuant to Section 2.1 of the Call Option Agreement, and the Purchaser hereby consents to such sale by the Issuer upon exercise of such option by SecurityVillage Technologies, Ltd.

9     ASSIGNMENT AND TRANSFER

9.1   ISSUER

      The Issuer may not assign or transfer any of its rights or obligations under this Agreement or any Note.

9.2   NOTES

      Purchaser (and any Noteholder) may assign its rights under the Notes in accordance with Condition 1.

9.3   DISCLOSURE OF INFORMATION

      The Issuer may disclose to a potential assignee (or any other person with whom the Issuer is contemplating entering into contractual relations with respect to this Agreement) such information about the Issuer as Purchaser considers material to a potential assignee.

10    MISCELLANEOUS

10.1  DELAY

      The rights of Purchaser under this Agreement will not be prejudiced by any delay in exercising them or by any other act done or omitted by Purchaser which but for this clause might have been deemed a waiver of such rights nor will any exercise of any such right preclude any further exercise of such right or any other right.

10.2  SEVERABILITY

      Each of the provisions of this Agreement is severable and distinct from the others and if at any time one or more of such provisions is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired.

10.3  AMENDMENTS AND OTHER ACTIONS

      Any action required or permitted to be taken hereunder by the Purchase, including amending this Agreement, shall be deemed taken by the Purchaser if consented to by Noteholders holding in the aggregate at least 80% in principal amount of the Notes.

10.4  RIGHTS CUMULATIVE

      All rights of Purchaser are cumulative and any express right conferred on the Issuer under this Agreement may be exercised without prejudicing or being limited by any other express or implied right of the Issuer.

10.5  FEES, COSTS AND EXPENSES

      The Issuer shall pay (or reimburse to Purchaser) the aggregate amount of all legal and other fees, costs and expenses (together with all Value Added Tax thereon) incurred by Purchaser in the negotiation, preparation and execution of this Agreement, the satisfaction of all conditions precedent in relation to the Facility and the maintenance and enforcement by Purchaser of its rights under this Agreement and the Notes.

11    NOTICES

11.1  METHOD OF GIVING NOTICES

      Any demand, notice, consent or other communication made or given on or to the Issuer or Purchaser under or in connection with this Agreement must be in writing and may be left at any address referred to in Clause 11.2 or
      11.3 (as the case may be) or sent there for first class post or by facsimile. Any such communication will be validly made whether or not it contains a statement as to the amount of any liabilities of the Issuer under this Agreement or an inaccurate or incomplete statement of such liabilities.

11.2  ISSUER'S ADDRESS FOR NOTICES

      The addresses for service of the Issuer referred to in Clause 11.1 are any of:

(a)   its registered office;

(b)   any address at which the Issuer carries on business;

(c) the address of the Issuer shown in this Agreement or, if the Issuer has given written notice to the Issuer of any other address for service, the most recent address so notified.

11.3  PURCHASER'S ADDRESS FOR NOTICES

      The address for service of Purchaser referred to in Clause 11.1:
      3K Capital (GP) Limited

      c/o Tufton Oceanic Limited
      Albermarle House
      1 Albermarle Street
      London W1X 3HF
      Attention: Ted Kalborg Fax:

      or such other address or facsimile number from time to time notified by the Issuer.

11.4  DEEMED SERVICE

      Any such communication delivered by hand shall be deemed to be served at the time of delivery, notices sent by facsimile shall be deemed to be served upon completion of transmission and notices sent by first class post or pre-paid recorded delivery shall be deemed to be served 48 hours after time of posting.

12    LAW

      This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SCHEDULE 1

                                 FORM OF NOTICE

To:         ________________

            ________________

            ________________ ("PURCHASER")

Attention:  [        ]

From:       FOAMART LIMITED (the "ISSUER")

Date: [        ]



Dear Sirs

US$1,374,000.00 NOTE ISSUANCE FACILITY (THE "FACILITY")

We refer to the note issuance agreement (the "AGREEMENT") dated 6 August 2001 relating to the Facility made between the Issuer and Purchaser.

Terms defined in the Agreement have the same meanings when used in this letter. This letter is a Notice as defined in the Agreement.

We give you notice that we offer to issue a Note, and request that you subscribe for it, under the Agreement as follows:

(i)   Proposed Issue Date

(ii)  Maturity Date1

(iii) Face value2

(iv)  Subscription amount

We confirm that this Notice, and the Note offered to be issued hereunder, is in compliance with Clause 4 of the Agreement and that:

(a) no Event of Default has occurred or will result from the issue of the above Note; and

(b) the representations and warranties contained in Clause 7 of the Agreement are true and accurate in all respects as of the date hereof.


--------------------------
1 No less than 30 days after proposed Issue Date and a date falling before the end of the Facility Period

2     US$50,000 or multiples of US$50,000 (unless Purchaser agrees otherwise)





Yours faithfully



for and on behalf of
FOAMART LIMITED

                                   SCHEDULE 2

                            FORM OF NOTE CERTIFICATE

                                 FOAMART LIMITED
                           (COMPANY NUMBER 4155531)
       (INCORPORATED WITH LIMITED LIABILITY UNDER THE LAWS OF ENGLAND)
                                 (THE "ISSUER")

                                 DISCOUNT NOTES
                                  (THE "NOTES")

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THE NOTES NOR ANY PORTION THEREOF MAY BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO ANY UNITED STATES PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.

Issue Date:  [        ]                               Maturity Date:  [        ]

This note certificate certifies that [ ] (the "NOTEHOLDER") is recorded in the register (the "REGISTER") maintained by the Issuer as the registered holder of Notes in the face amount of [ ]. The Notes represented by this certificate have been constituted by the Issuer pursuant to the note issuance facility agreement dated [ ] and are subject to the terms and conditions (the "CONDITIONS") attached hereto.

The Issuer, for value received, promises, in accordance with the Conditions, to pay to the Noteholder the principal amount of the Notes represented by this note certificate outstanding on the date and in the amount specified in the Conditions and any additional amounts payable thereunder.

This Note shall bear interest at a rate of 20% per annum, as more fully set forth in the Conditions. The Issuer promises to pay to the Noteholder all accrued and unpaid interest on this Note upon repayment of any principal amount hereof.

Upon any redemption of the principal amount outstanding of the Notes represented by this note certificate in accordance with the Conditions, the face amount of the such Notes so redeemed shall be recorded by the Issuer in the Register and the face amount of such Notes outstanding from time to time shall be recorded in the Register. The Issuer will upon written request from the Noteholder provide free of charge a certified copy of the Register indicating the aggregate face amount of the Notes represented by this note certificate redeemed on or prior to the date of such copy.

The Notes are in registered form and no Note is transferable in part.

AS WITNESS the signature of a duly authorised officer on behalf of the Issuer.

By:   [        ]
      duly authorised signatory

                                FORM OF TRANSFER

BETWEEN:

(1)   [        ] (the "TRANSFEROR"); and

(2)   [        ] (the "TRANSFEREE")



Date: [        ]



For value received the Transferor hereby transfers discount notes issued by Foamart Limited (the "NOTES") in the face amount of [ ] to the Transferee in accordance with the Conditions and instructs the Issuer to register the Transferee as owner of such Notes.

The Transferee hereby agrees to be bound by the terms and provisions of the Note Facility Agreement pursuant to which the Notes have been issued and to be bound by the terms and provisions of the Investment and Intercreditor Agreement and Debenture (each as defined in the Facility Agreement).

SIGNED:





 ............................          ..............................
duly authorised                           duly authorised
[TRANSFEROR]                              [TRANSFEREE]

                                   SCHEDULE 3

                        TERMS AND CONDITIONS OF THE NOTES

The notes (the "NOTES") of Foamart Limited (the "ISSUER") are issued pursuant to a note issuance facility agreement dated 6 August 2001 (the "NOTE FACILITY") made between the Issuer and Nomura International plc ("PURCHASER"). These terms and conditions (the "CONDITIONS") supplement the Note Facility. Each Noteholder (defined below) is bound by, and is deemed to have notice of, the provisions of the Note Facility. Terms defined in the Note Facility shall, unless otherwise defined herein or the context requires otherwise, bear the same meanings in these Conditions.

1     TITLE, REGISTRATION AND TRANSFER

1.1 The Issuer will maintain an accurate register (the "REGISTER") in respect of the Notes and there shall be entered on the Register:

      (a) the name and address of the Noteholder for the time being of each Note;

      (b) the date upon which the name of each Noteholder is entered in respect of the Note; and

      (c)   the certificate number of each Note.

1.2 Title to the Notes is passed by and upon registration in the Register. In these Conditions, the "NOTEHOLDER" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof). A certificate (each a "NOTE CERTIFICATE") will be issued to each Noteholder in respect of its registered holding. Each Noteholder shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein or any notice of any previous loss or theft of such Note Certificate) and no person shall be liable for so treating such holder.

1.3 Subject to Condition 1.4 below, a Note may be transferred in whole (but not in part) upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the specified office of the Issuer, together with such evidence as the Issuer may reasonably require to prove:

      (a)   the title of the transferor;

      (b) the transferee of the Notes is bound by the terms and provisions of the Facility Agreement, Investment and Intercreditor Agreement and Debenture;

      (c) the authority of the individuals who have executed the form of transfer; and

      (d)   the payment of any stamp duty payable on such transfer.

      The transfer of a Note will be effected without charge.

1.4 Within five Business Days of the surrender of a Note Certificate in accordance with Condition 1.3 above, the Issuer will register the transfer in question provided it is duly stamped and deliver new Note Certificates to the relevant Noteholder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose of such Noteholder.

1.5 No Noteholder may require transfers to be registered during the period of five days ending on the due date for any payment of principal in respect of any Note.

1.6 If any Note Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Issuer, subject to all applicable laws, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Note Certificates must be surrendered before replacements will be issued.

2     SUBSCRIPTION

      Each Note will be issued for a subscription amount which is, upon the Issue Date thereof, equal to the face amount of the Note. The cash paid by the Purchaser in respect of the subscription amount of each Note may be offset, at the option of the Purchaser, by any amounts properly owing by the Issuer to the Purchaser, in which case the amount so offset shall be included in the face amount of the Note and not otherwise included as a liability of the Issuer.

3     REPAYMENT, INTEREST AND REDEMPTION

3.1 Each Note will be redeemed at its face amount, plus all accrued but unpaid interest, on the Maturity Date. All Notes redeemed will be cancelled and may not be reissued or resold.

3.2 Interest shall accrue on a daily basis at a rate of 20% per annum and will automatically be added, in arrears, to the principal amount of the Note then outstanding on the last calendar day of each month commencing 30 June 2001 and ending on the Maturity Date.

3.3   The Issuer may redeem any Note prior to its Maturity Date, provided that:

      (a) the Issuer shall have given to the relevant Noteholder not less than two Business Days' prior written notice of its intention to make such prepayment; and

      (b) on such redemption the Issuer shall pay to the relevant Noteholder an amount equal to the face amount of the Note, plus all accrued but unpaid interest.

4     PAYMENTS

4.1 All payments by the Issuer under the Notes must be made to such account as the Noteholder notifies to the Issuer and must be in Dollars.

4.2 When any payment under the Notes would otherwise be due on a day which is not a Business Day payment will be made on the immediately preceding Business Day.

4.3 The redemption amount of the Notes and other payments of an annual nature under the Notes will accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

4.4 All payments in respect of the Notes by the Issuer will be made in full without set-off or counterclaim and free and clear of any deduction or withholding for or on account of any taxes unless the Issuer is required by applicable law to make any withholding or deduction from any payment due hereunder for or on account of any taxes. In this event, the Issuer will:

      (a)   promptly notify the relevant Noteholder(s);

      (b) promptly pay the tax deducted to the appropriate tax authority before any fine or penalty becomes payable; and

      (c) pay to the relevant Noteholder(s) such additional amount as is required to ensure that the aggregate amount received by the Noteholder equals the full amount which the Noteholder would have received had no such deduction or withholding been made.

4.5 As soon as practicable, but no later than 30 days after any deduction or withholding of any such taxes pursuant to Condition 4.4, the Issuer shall supply a certificate of the amount of the tax deducted or withheld to the relevant Noteholders and shall also forward to the relevant Noteholders official tax receipts (and any other documents or evidence reasonably required by the Noteholders) that such taxes have been remitted to the appropriate taxation authority on the due date for payment.

4.6 Without prejudice to the provisions of Condition 4.4, if a Noteholder is required to make any payment on account of tax (other than pursuant to the self assessment provisions or regulations as they may apply for income or corporation tax purposes) or otherwise on or in relation to any amount received or receivable by it under the Notes (other than tax on its overall net income) (including any amount received or receivable under this Condition 4) or any liability in respect of the Notes or the Note Facility is asserted, imposed, levied or assessed against the Noteholder (other than tax on its overall net income) the Issuer will upon demand of such Noteholder promptly indemnify it against such payment or liability together with any interest penalties and expenses payable or incurred in connection therewith.

5     DEFAULT INTEREST AND INDEMNITY

5.1 If the Issuer fails to pay any amount due under any Note on its due date (whether at stated maturity, by acceleration or otherwise), the Issuer will on demand pay interest on that amount at the rate of 25% per annum.

5.2 The Issuer undertakes to indemnify each Noteholder against any cost, claim, loss, expense (including legal fees) or liability, together with any irrecoverable VAT thereof, which it may sustain or incur as a consequence of the occurrence of any default by the Issuer in the performance of any of the obligations expressed to be assumed by it in respect of the Notes.

6     DEFAULT

      At any time following the occurrence of an Event of Default, a Noteholder may give notice in writing to the Issuer that each Note held by such Noteholder is, and it shall accordingly become, immediately due and payable.

7     PARI PASSU RANKING; SECURITY

      The Notes constitute the unconditional obligations of the Issuer which will at all times rank at least pari passu with all other present and future unsecured obligations of the Issuer. By way of security for the Notes, the Issuer shall ensure that the Noteholders receive a first-ranking security interest over all Collateral pursuant to the Debenture.

8     MODIFICATION AND NOTEHOLDERS' RESOLUTION

8.1 Any modification to these Conditions shall be agreed in writing between the Issuer and Noteholders holding at lest four-fifths in face amount of the Notes and shall be binding on all further Noteholders.

8.2 Any resolution of Noteholders in relation to these Conditions may be made in writing signed by or on behalf of Noteholders holding the relevant face amount of Notes upon delivery to the Issuer by each such Noteholder of such evidence as to its identity and its capacity as Noteholder as the Issuer may reasonably require.

9     MISCELLANEOUS

      The rights of each Noteholder under the Notes will not be prejudiced by any delay in exercising them or by any other act done or omitted by such Noteholder which but for this clause might have been deemed a waiver of such rights or any other right. The rights and remedies herein provided are cumulative and not exclusive of any other rights or remedies (whether provided by law or otherwise).

10    NOTICES

10.1 Any demand, notice, consent or other communication made or given by any party thereto to any other party hereto must be in writing and may be left at any address referred to in Condition 10.2 or 10.3 (as the case may be) or sent there by first class post or by facsimile.

10.2 The addresses for service of the Issuer referred to in Condition 10.1 are any of:

      (a)   its registered office;

      (b)   any address at which the Issuer carries on business; and

      (c) the address of the Issuer shown on the Notes or, if the Issuer has given written notice to the Noteholders of any other address for service, the most recent address so notified.

10.3  The addresses for service of each Noteholder referred to in Condition
      10.1 are any of:

      (a)   the address specified on the Register;

      (b)   its registered office; and

      (c)   the most recent address of such Noteholder notified to the Issuer.

10.4 Any such communication delivered by hand shall be deemed to be served at the time of delivery, notices sent by facsimile shall be deemed to be served upon completion of transmission and notices sent by first class post or pre-paid recorded delivery shall be deemed to be served 48 hours after time of posting.

11    LAW

      This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

                                   SIGNATORIES



THE ISSUER

EXECUTED as a deed                     )
for and on behalf of                   )
FOAMART LIMITED                        )


         /s/ Steven M. Chapman
         -------------------------
         Director


         /s/ Andrew Healey
         -------------------------
         Director





PURCHASER

SIGNED by                              )
for and on behalf of                   )
3K CAPITAL (GP) LIMITED                )



         /s/ C.A.E. Helyar
         -------------------------
         Director


         /s/ Sarah Flint
         -------------------------
         Secretary

                                                                       EXHIBIT I

                                                                  EXECUTION COPY


                                  6 AUGUST 2001


                                   INVESTMENT

                                       AND

                             INTERCREDITOR AGREEMENT

                                      AMONG

                                 FOAMART LIMITED

                                       AND

                   NOTEHOLDERS LISTED ON SCHEDULE 1 HERETO




                             WEIL, GOTSHAL & MANGES
                         ONE SOUTH PLACE LONDON EC2M2WG
                                  020 7903 1000
                                  WWW.WEIL.COM


THIS INVESTMENT AND INTERCREDITOR AGREEMENT (this "Agreement") is made on 6 August 2001

AMONG:

(A) FOAMART LIMITED, a company incorporated in England and Wales with registered number 4155531 (the "ISSUER"); and

(B)   The NOTEHOLDERS listed on Schedule 1 hereto as "NOTEHOLDERS".


                                    * * * * *


      WHEREAS, contemporaneously with this Agreement the Noteholders have subscribed for notes issued by the Issuer (the "NOTES") pursuant to Facility Agreements.

      WHEREAS, the Issuer has used the proceeds of the Notes to purchase SAI Securities.

      WHEREAS, the Issuer, the Noteholders and SecurityVillage have determined to enter into this Agreement to set forth the relationship among the parties with respect to the Notes, among other matters.

      WHEREAS, capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Facility Agreements.

      NOW THEREFORE, IT IS AGREED as follows:

1     DEFINITIONS AND INTERPRETATION

      In this Agreement:

      "ARTICLES" means the Articles of Association of the Issuer in force at the date of this Agreement or as thereafter amended or restated with the unanimous approval of the Noteholders.

      "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement, dated as of the date hereof, among the Issuer, SecurityVillage and SAI.

      "BUSINESS DAY" means a day when banks are open for business in London, England or New York, USA.

      "CALL OPTION AGREEMENT" means the Call Option Agreement, dated as of the date hereof, among the Issuer, St. Martin's Holding II Limited, SecurityVillage, SecurityVillage Technologies, Moshe Cohen, Audioguard International and J. Stimler Ltd.

      "ENCUMBRANCE" means and includes any interest or equity of any person (including any right to acquire, option or right of pre-emption), voting arrangement, mortgage, debenture, charge, pledge, bill of sale, lien, deposit, hypothecation, assignment or any other encumbrance, priority or security interest or arrangement or interest under any contract or trust or any other third party interest of whatsoever nature over or in the relevant property.

      "FACILITY AGREEMENTS" means Note Issuance Facility agreements, dated as of the date hereof (as amended, modified, extended, renewed or replaced from time to time), between the Issuer and each of the Noteholders, in the aggregate original principal amount of $6,041,790.00. "Facility Agreements" shall also include other note facility agreements dated after the date hereof, substantially in the form of the Facility Agreements dated as of the date hereof, that document the Issuer's agreement to repay the liabilities of the Issuer assumed by third parties after the date hereof.

      "INDEBTEDNESS" of any person means without duplication (a) all indebtedness of such person for borrowed money, (b) all obligations of such person evidenced by notes, bonds, debentures or similar instruments,
      (c) all reimbursement and all obligations with respect to letters of credit, bankers' acceptances, surety bonds and performance bonds, whether or not matured, (d) all indebtedness for the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business which are not more than ninety days overdue, and (e) all guaranty obligations of such person in respect of obligations of the types described in clause (a) through (d) above.

      "INVESTMENT AGREEMENT" means the SAI/Foamart Investment Agreement, dated as of the date hereof, among the Issuer, SecurityVillage, SAI and others related to, among other things, the purchase by the Issuer of securities in SAI.

      "NOMURA" means Nomura International plc.

      "SAI SECURITIES" means securities of SAI purchased by the Issuer pursuant to the Investment Agreement.

      "SECURED PARTY" means the pledgee Noteholders under the Security
      Documents.

      "SECURITY DOCUMENTS" means the Debenture, dated as of the date hereof, in the form attached hereto as Exhibit A, and any other instruments executed pursuant thereto.

      "SECURITYVILLAGE" means SecurityVillage.com Inc., a Delaware corporation.

      "SECURITYVILLAGE TECHNOLOGIES" means SecurityVillage Technologies Ltd., an Israeli corporation.

      "SUBSIDIARY" has the meaning ascribed to it in Section 736 of the Companies Act 1985 of the United Kingdom.

      "TAXES" means any present or future income or other taxes, levies, duties, charges, fees deductions or withholdings of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing authority whatsoever.

      "VIDEO DOMAIN" means Video Domain Technologies, an Israeli corporation.

      "VIDEO DOMAIN SECURITIES" means, collectively, (i) the 1,900 ordinary shares in Video Domain which will be owned by the Issuer following completion of the transactions contemplated by the Video Domain MOU and the transfer of shares contemplated by Section 8.1 of the Call Option Agreement and (ii) the rights of the Issuer to purchase additional securities of Video Domain pursuant to the Video Domain MOU.

      "VIDEO DOMAIN MOU" means, the Memorandum of Understanding, dated as of the date hereof, among Video Domain, Video Cad Ltd., Crow Electronic Engineering Ltd., the Issuer and TJS Partners, L.P., a New York limited partnership.

2     FACILITY AGREEMENT

2.1   Simultaneously with the execution of this Agreement:

(a) the Issuer and the Noteholders shall execute the Facility Agreements evidencing the respective commitment to purchase the Notes set forth in
      Schedule 1 and will pay the purchase price thereof by wire transfer in immediately available funds to the account designated by the Issuer; and

(b)   the Issuer and the Noteholders shall enter into the Security Documents.

3     PROCEEDS OF NOTES

3.1 The Issuer hereby agrees to use the proceeds from the issuance of the Notes in the following priority:

      (i) first, U.S.$4,000,000.00 will be invested in SAI pursuant to the terms of the Investment Agreement;

      (ii) second, in the same priority, (A) to capitalise indebtedness owed to Nomura in the aggregate amount of $1,067,790.00 (consisting of $500,000.00 in legal fees currently owing, $34,674.00 for legal fees previously paid, $39,001.00 in past fees, $194,115.00 in partial payment for an existing demand note and $300,000.00 in financing fees related to the Facility Agreements) and (B) to capitalise indebtedness owed to 3K Capital (GP) Limited in the aggregate amount of $374,000.00 (consisting of a $174,000.00 financing note, $100,000.00 financing fee for a prior transaction and $100,000 in financing fees related to the Facility Agreements) and (C) to capitalise indebtedness owed to J. Stimler Ltd. in the aggregate amount of $100,000.00, representing prior indebtedness.

      (iii) third, to capitalise and document the Issuer's agreement to repay the liabilities of third parties assumed by the Issuer after the date hereof, in the aggregate amount of such assumed liabilities;

      (iv) fourth, U.S.$400,000.00 will be used to exercise the Video Domain Option; and

      (v) fifth, U.S.$100,000.00 to be used by the Issuer as determined by the Noteholders.

3.2 In connection with the use of proceeds of the Notes, upon the execution of this Agreement, and subject to delivery of the Notes:

      (i) Issuance of the US$4,567,790.00 Note to Nomura shall be deemed a release by Nomura of the $1,067,790.00 liability of the Issuer owing to Nomura as set forth in Clause 3.1(ii); and

      (ii) Issuance of the US$1,374,000.00 Note to 3K Capital (GP) Limited shall be deemed a release by 3K Capital (GP) Limited of the $374,000.00 liability of the Issuer owing to 3K Capital (GP) Limited as set forth in Clause 3.1(ii); and

      (iii) Issuance of the US$100,000.00 Note to J. Stimler Ltd. shall be deemed a release by J. Stimler Ltd. of the $100,000.00 liability as set forth in Clause 3.1(ii).

4     SECURITY

4.1 By way of security for the performance of its obligations under the Notes, the Issuer shall ensure that the Noteholders receive a perfected first-priority security interest over all Collateral (as defined in the Security Documents) pursuant to the Security Documents.

4.2 Notwithstanding anything to the contrary in the Security Documents, upon enforcement of the Secured Party's rights in respect of the Collateral, the proceeds from the sale or other disposition of the Pledged Collateral shall be applied in the following priority:

      (i) first, to reimburse Nomura for any unreimbursed costs and expenses (including attorneys fees and expenses) in connection with the preparation, negotiation and performance of this Agreement, the Facility Agreements, the Security Documents, the Asset Purchase Agreement, the Investment Agreement and related transactions; and

      (ii) second, pro rata to the Noteholders to repay the principal amount of the Notes; and

      (iii) third, pro rata to the Noteholders to repay accrued and unpaid interest on the Notes; and

      (iv) fourth, to the Issuer to be used by the Issuer solely as set forth on Schedule 3 hereto; and

      (V) fifth, pro rata to the Noteholders in accordance with the face amount of the Notes held immediately prior to the distributions set forth above.

5     SALE OR DISTRIBUTION OF COLLATERAL

5.1 Notwithstanding Section 4 hereof, the Noteholders acknowledge and agree that the Issuer shall have the right, in its sole discretion, to liquidate the Collateral for cash at any time.

5.2 Notwithstanding any other provision in this Agreement, the Noteholders acknowledge that SecurityVillage Technologies has the right to purchase the Collateral from the Issuer pursuant to Section 2.1 of the Call Option Agreement, and the Noteholders hereby consent to such sale by the Issuer upon exercise of such option by SecurityVillage Technologies. Upon any sale of Collateral pursuant to Section 5.1 or Section 5.2, the Issuer shall distribute the proceeds in accordance with the priorities set forth in Section 4.2.

5.3 If SecurityVillage Technologies does not exercise its right to purchase the Collateral pursuant to the Call Option Agreement, the Noteholders, by agreement of Noteholders holding at least 80% of the outstanding principal amount of Notes, may elect to have the Collateral distributed to the Noteholders, pro rata in accordance with the aggregate outstanding Notes immediately prior to such distribution, and the Issuer agrees that upon notice from such Noteholders, the Issuer will distribute the Collateral to the Noteholders in accordance with such notice. If the Collateral is distributed to the Noteholders as provided in the prior sentence, then upon sale by the Noteholders of their portion of the Collateral, each Noteholder will transfer to the Issuer cash in an amount necessary to pay such Noteholder's pro rata portion of the liabilities set forth on
      Schedule 3 hereto to be paid by the Issuer.

6     WARRANTIES OF THE ISSUER

6.1 The Issuer represents and warrants to the Noteholders in the terms set out in Schedule 2.

6.2 The Issuer acknowledges that the Noteholders in subscribing for Shares are relying on the accuracy of the warranties. The warranties shall survive the completion of this Agreement.

7     CONVERSION OF NOTES TO EQUITY

7.1 The Issuer and the Noteholders agree that if SecurityVillage Technologies does not exercise its right to purchase the Collateral pursuant to the Call Option Agreement then, upon notice of any Noteholder holding at least 20% in principal amount of the Notes, all the Notes shall be converted into equity of the Issuer by exchanging each Note for a number of ordinary shares of the Issuer equal to the total outstanding balance of such surrendered Notes divided by $10.00. In any such case, the Issuer shall be liable for the payment of the amounts set forth on Schedule 3 hereto.

7.2 If SecurityVillage Technologies does not exercise its right to purchase the Collateral pursuant to the Call Option Agreement and within 60 days following the date hereof 3K Capital (GP) Limited gives notice to the Issuer that it is exercising its option to acquire shares of Video Domain, then upon expiration of the right of SecurityVillage Technologies to purchase the Collateral pursuant to the Call Option Agreement 3K Capital
      (GP) Limited shall exchange $725,000 of the principal amount (the "EXCHANGE AMOUNT") of the Note originally issued to 3K Capital (GP) Limited in the original principal amount of $1,374,000.00 for 50% of the ordinary shares of Video Domain held by the Issuer as Collateral; provided however, that if after such exchange, (i) the Collateral is sold and the proceeds from the sale of the Collateral are insufficient to repay the principal amount of the Notes in full and (ii) 3K Capital (GP) Limited sells or otherwise transfers the Video Domain shares in a transaction that values the equity of Video Domain at $50,000,000.00 or more, then the Noteholders (excluding the holder(s) of the remainder of the 3K Note) shall be entitled to 20% of the proceeds of the sale of such Video Domain shares in excess of the Exchange Amount.

8     SEVERAL OBLIGATIONS

      All covenants, warranties and other obligations given or entered into by more than one party herein are given or entered into severally except as otherwise expressly provided by this Agreement.

9     NOTICES

      All notices or other communications under this Agreement may be made by letter, telephone, telefax or e-mail and shall be irrevocable. Such notices or communications shall be made to the Issuer or the Noteholders, as the case may be, at the addresses shown on Schedule 1 hereto.

10    ASSIGNMENT

      This Agreement shall be binding upon, and inure for the benefit of, the Noteholders and the Issuer and their respective successors or assigns. The Issuer may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Noteholders. The Noteholders may assign all or any part of their rights or transfer all or any part of their obligations under this Agreement to any affiliate or to any person to whom it may transfer Notes pursuant to, and, with the consent of the Issuer, to any third-party, including, without limitation any bank, other financial institution or private equity investor. If any Noteholder assigns all or any part of its rights or transfers all or any part of its obligations as provided in this Clause 10 (Assignment), all relevant references in this Agreement to the Noteholders shall thereafter be construed as a reference to the Noteholder and/or its assignee(s) or transferee(s) (as the case may be) to the extent of their respective interests and, in the case of a transfer, the Issuer shall look solely to the transferee for the performance of the obligations so transferred to it.

11    EXERCISE OF RIGHTS

      No failure or delay on the part of the Noteholders to exercise any of their rights or powers under the Notes shall operate as a waiver thereof nor shall any single or partial exercise of any such right or power preclude any other or future exercise thereof. The rights and remedies provided for in the Notes are cumulative and not exclusive of any rights or remedies provided by law.

12    EXCULPATION AMONG THE NOTEHOLDERS

      Each Noteholder acknowledges that it is not relying upon any person, firm or corporation, other than the Issuer in making its investment in the Issuer. Each Noteholder acknowledges and agrees that no other Noteholder or the respective controlling persons, officers, directors, partners, agents or employees of such Noteholder shall be liable to any other Noteholder for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with their purchase of the Notes. Each Noteholder represents to each other Noteholder as follows:

      (i) each Noteholder is purchasing the Notes for its own account, or for one or more investor accounts for which it is acting as a fiduciary or agent, in each case for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof. Each Noteholder that is a U.S. person within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended, further acknowledges that (i) its commitment to purchase the Shares is reasonable in relation to its net worth; (ii) it has the requisite knowledge or has relied upon the advice of its own counsel, accountants or others, each of whom qualifies as an investor representative with regard to all of the considerations involved in purchasing the Notes; (iii) it is aware that the right to transfer the Notes is restricted as set forth herein; (iv) it has the financial ability to bear the economic risk of the investment in the Notes (including the complete loss of the entire investment), adequate means of providing for its current and anticipated needs and personal contingencies, if any, and no need for liquidity with respect to its investment; and (v) its overall commitment to investments that are not readily marketable is not disproportionate to its net worth and its purchasing of the Notes will not cause such overall commitment to become excessive.

      (ii) that it has been, and will at all times continue to be, solely responsible for making its own independent appraisal of and investigation into the business, financial condition, prospects, creditworthiness, status and affairs of the Issuer;

      (iii) that it understands that Nomura and its affiliates are at all times, and will at all times be, acting on their own behalf and not on behalf of the other Noteholders or any of them;

      (iv) it has not relied, and will not at any time rely, on Nomura or any of its affiliates, subsidiaries or any parent of any subsidiaries or any parent company to provide it with any information relating to, or to keep under review on its behalf, any business, financial conditions, prospects, creditworthiness or status of affairs of the Issuer or conducting any investigation or due diligence into the Issuer; and

      (v) that it understands that it is not a client of Nomura or any Nomura affiliate and will not receive the protections that such clients are afforded.

13    EXPENSES

13.1 The Issuer shall reimburse Nomura for the reasonable legal and out-of-pocket expenses, including VAT or any similar taxes, incurred by Nomura and its affiliates in connection with the preparation, negotiation and execution of this Agreement and the other transactions contemplated hereby and in connection herewith. Without limiting the foregoing, the amount of any such fees and expenses (or an estimate thereof) may be withheld from the advance made by Nomura to the Issuer.

13.2 If at any time or times, regardless of whether or not an Event of Default then exists, the Noteholders incur legal or accounting expenses or any other costs or out-of-pocket expenses in connection with:

      (i) the negotiation and preparation of any amendments of or modifications to this Agreement or any of the other transactions contemplated hereby and in connection herewith, or any sale or attempted sale of any interest herein to any other person;

      (ii) the administration of this Agreement or any other transactions contemplated hereby;

      (iii) any litigation, contest, dispute, suit, proceeding or action (whether instituted by the Noteholders, the Issuer or any other person) in any way related to the Agreement or any of the other transactions contemplated hereby and in connection herewith; or

      (iv) any attempt to enforce any rights of the Noteholders against the Issuer or any other person which may be obligated to any Noteholder by virtue of this Agreement or any of the other transactions contemplated hereby and in connection herewith;

      then all such reasonable legal and out-of-pocket expenses of the Noteholders, including any VAT or any similar taxes, shall be charged to the Issuer. All amounts chargeable to the Issuer under this Clause 13 (Expenses) shall be payable on demand to the Noteholders, and shall bear interest from the date such demand is made until paid in full at the interest rate in effect from time to time.

14    INDEMNIFICATION

      The Issuer agrees to indemnify and hold harmless the Noteholders and their respective controlling persons, officers, directors, partners, agents or employees from and against any and all liabilities, obligations, damages, losses, deficiencies, costs, taxes, penalties, interest and expenses (including, without limitation, reasonable accountants' and attorneys' fees) arising out of, or relating to or resulting from any breach by the Issuer of any of the representations and warranties under Clause 6 (Warranties of the Issuer).

15    AMENDMENT AND OTHER ACTIONS

      Any amendment to this Agreement shall be subject to the approval in writing by the Issuer and Noteholders holding in the aggregate at least 80% of the issued and outstanding Notes, and any such amendment shall be effective against all Noteholders. Any action required or permitted to be taken hereunder by the Noteholders shall be deemed taken by the Noteholders if consented to by Noteholders holding in the aggregate at least 80% of the issued and outstanding Notes.

16    LAW; JURISDICTION

      This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

THE ISSUER:

Executed as a Deed by
FOAMART LIMITED

/s/ Steven Chapman
---------------------------------
Director


/s/ Andrew Healey
---------------------------------
Director

Address for Notices:

      Foamart Limited
      c/o Nomura International plc
      Nomura House
      1 St. Martin's Grand
      London EC1A 4NP
      Att:  Steve Chapman
            Catherine McLoughlin
      Fax:  (44) 207-521-3655

THE NOTEHOLDERS:

Executed as a Deed by
NOMURA INTERNATIONAL PLC by

/s/ Y. Ii
---------------------------------
Director/Secretary


/s/ Andrew Healey
---------------------------------
Director

Executed as a Deed by
3K CAPITAL (GP) LIMITED by


/s/ C.A.E. Helyar
---------------------------------
Director

/s/ Sarah Flint
---------------------------------
Secretary


Executed as a Deed by
J. STIMLER LTD. by

/s/ Martin Stimer
---------------------------------
Director/Secretary


/s/ J. Stimler
---------------------------------
Director

                                       13
                                   SCHEDULE 1
                                 THE NOTEHOLDERS

--------------------------------------------------------------------------------
NOTEHOLDERS             ADDRESS FOR NOTICES              PURCHASE PRICE OF NOTES
--------------------------------------------------------------------------------
Nomura International    Nomura House                     $4,567,790.00
plc                     1 St. Martin's Grand
                        London EC1A 4NP
                        Attn: Steve Chapman and
                             Catherine McLoughlin
--------------------------------------------------------------------------------
3K Capital (GP) Limited c/o Tufton Oceanic               $1,374,000.00
                        Limited
                        Albermarle House
                        1 Albermarle Street
                        London W1X 3HF
                        Attn:  Ted Kalborg
--------------------------------------------------------------------------------
J. Stimler Ltd.         Martins House                    $100,000.00
                        Downs Road
                        London E5 8QJ
                        Attn:  Mr. M. Stimler
--------------------------------------------------------------------------------

                                   SCHEDULE 2
                                   WARRANTIES

1     DUE INCORPORATION; AUTHORISATION

1.1 The Issuer is duly incorporated and is validly existing under the laws of England and Wales and so far as the Issuer is aware no order has been made or petition presented or resolution passed for the winding up of the Issuer.

1.2   The Issuer has no subsidiaries.

1.3 This agreement has been properly approved on behalf of the Issuer and by all requisite corporate action and the transactions contemplated hereby have been approved by all requisite corporate action of the Issuer and shall constitute a valid, legally binding and enforceable obligation of the Issuer.

2     NO VIOLATION

2.1 The Issuer's execution, delivery and performance of this Agreement will not (i) violate the Issuer's articles of association, (ii) violate any judgement, order, writ, injunction or decree of any court applicable to the Issuer, (iii) have any effect on the compliance of the Issuer with any applicable licenses, permits or authorisations which would materially and adversely affect the Issuer, (iv) result in the breach of, give rise to a right of termination, cancellation or acceleration of any obligation with respect to (presently or with the passage of time), or otherwise be in conflict with, any term of, or affect the validity or enforceability of any agreement or other commitment to which the Issuer is a party and which would materially and adversely affect the Issuer, or result in the creation of any lien, pledge, mortgage, claim, charge or encumbrance upon any assets of the Issuer.

2.2 The Issuer has not since its incorporation traded or incurred any obligations or liabilities other than (i) to its shareholders in respect of share capital, (ii) to Weil, Gotshal & Manges in respect of their professional services and (iii) under this Agreement and the Facility Agreements and the other agreements contemplated by the foregoing.


                                    * * * * *

                                   SCHEDULE 3
                    PROCEEDS FROM SALE OF PLEDGED COLLATERAL

To the extent the liabilities set forth below are not paid or settled by SecurityVillage or an affiliate, the Issuer will pay the following persons up to half of the amount set forth below in the following order of priority:

                  (A) Weil, Gotshal & Manges: $434,107 in past fees and expenses; and

                  (B) Nomura International plc: $100,000.00 for a portion of an existing demand note.

                                                                       EXHIBIT J

                                                                  EXECUTION COPY

                         TRANSFER AND RELEASE AGREEMENT

THIS TRANSFER AND RELEASE  AGREEMENT  (this  "AGREEMENT")  is made on 6 August
2001

AMONG

(1)   SecurityVillage Technologies Ltd., an Israeli corporation ("SVT"); and

(2) Foamart Limited, a company limited by shares organised under the laws of England and Wales ("FOAMART" and collectively with SVT, the "PARTIES").

NOW IT IS AGREED AS FOLLOWS:

1     INTERPRETATION

1.1   In this Agreement:

      "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For the purpose of this definition, the term "CONTROL" (including with correlative meanings, the terms "CONTROLLING", "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession of the power to direct or cause the direction of the management and policies of a Person.

      "AGREEMENT PARTY" means each party to this Agreement, including any Person who becomes a party to this Agreement after the date hereof.

      "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement , dated as of the date hereof, between SAI and SecurityVillage, as the same may be amended from time to time.

      "CONTRACT" means any contract, commitment, agreement, arrangement, obligation, undertaking, instrument, permit, concession, franchise or license.

      "CORPORATE PARTIES" means the Agreement Parties which are not individual natural persons.

      "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

      "GOVERNMENTAL OR REGULATORY AUTHORITY" means any exchange, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any political subdivision.

      "SAI"  means  Security  Associates   International,   Inc.,  a  Delaware
      corporation.

      "SAI COMMON STOCK" means the common stock, par value $0.001 per share, of SAI.

      "SEC" means the Securities and Exchange Commission.

      "SECURITIES ACT" means the Securities Act of 1933, as amended.

      "SECURITYVILLAGE" has the meaning set forth in the introductory paragraph to this Agreement.

      "SVT" means SecurityVillage Technologies, Ltd., an Israeli corporation.

      "VIDEO  DOMAIN"  means  Video  Domain   Technologies  Ltd.,  an  Israeli
      corporation.

      "VIDEO DOMAIN COMMON STOCK" means the ordinary shares of nominal value NIS 0.01, of Video Domain.

1.2 Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; and (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

2     TRANSFER OF VIDEO DOMAIN SHARES

2.1   REPRESENTATIONS AND WARRANTIES OF SVT

      SVT hereby represents and warrants to Foamart as follows:

      2.1.1 SVT is the registered and beneficial owner of 1,936 shares of Video Domain Common Stock (the "SALE SHARES").

      2.1.2 The Sale Shares are validly issued, fully paid and non-assessable and are not subject to any lien or encumbrance.

2.2   TRANSFER OF SALE SHARES

      Upon execution of this Agreement, and subject to the provisions of this Agreement, SVT shall transfer to Foamart, with full title guarantee, the Sale Shares. SVT shall deliver to Foamart stock certificates for the Sale Shares, together with stock powers executed in blank and any other transfer documents reasonably requested by Foamart. SVT shall cause, to the extent possible, Video Domain to record Foamart as the registered and beneficial owner of the Sale Shares on the books and records of Video Domain.

3     TRANSFER OF SAI SECURITIES

3.1   REPRESENTATIONS AND WARRANTIES OF FOAMART

      Foamart hereby represents and warrants to SVT as follows:

      3.1.1 Foamart is the registered and beneficial owner of at least 600,000 SAI Warrants and at least 250,000 shares of SAI Common Stock (such 600,000 SAI Warrants and 250,000 shares of SAI Common Stock are collectively referred to as the "SAI SECURITIES").

      3.1.2 The SAI Securities are validly issued, fully paid and non-assessable and are not subject to any lien or encumbrance.

3.2   TRANSFER OF SAI SECURITIES

      Upon execution of this Agreement, and subject to the provisions of this Agreement, Foamart shall transfer to SVT, with full title guarantee, the SAI Securities. Foamart shall deliver to SVT stock and warrant certificates for the SAI Securities, together with stock powers executed in blank and any other transfer documents reasonably requested by SVT. Foamart shall cause, to the extent possible, SAI to record SVT as the registered and beneficial owner of the SAI Securities on the books and records of SAI.

4     ASSUMPTION OF LIABILITIES

4.1 In connection with the transfers referred to in Sections 2 and 3 hereof, Foamart hereby agrees to assume and discharge, only those obligations and only in those amounts set forth on Schedule 1 hereto (the "ASSUMED OBLIGATIONS"). None of the Assumed Obligations shall exceed the amounts corresponding to such Assumed Obligations as set forth on Schedule 1.

4.2 Except for the Assumed Obligations, Foamart shall not assume, and SVT and SecurityVillage shall remain liable for, any other obligations, liabilities and indebtedness of SVT and SecurityVillage, respectively, whether due or to become due, absolute or contingent, direct or indirect, or asserted or unasserted, and whether relating to the Video Domain Common Stock, SVT's business, SecurityVillage's business or otherwise, and regardless of whether disclosed herein or in any schedule or exhibit attached hereto, including without limitation, all liabilities for personal injury or property damage, tax liability, and any other liability arising out of the use or possession of the Video Domain Common Stock or the operation of SVT's and SecurityVillage's business prior to the date hereof.

5     WAIVER OF RIGHTS

5.1 Each Agreement Party, for its own account and on behalf of (i) all of their past, present and future employees, subsidiaries, Affiliates, partners, shareholders, predecessors, successors, assigns, representatives and agents, and (ii) all persons and entities (including insurers) claiming by or through any of them (collectively, the "AFFILIATED RELEASORS"), does hereby, to the fullest extent they may do so, FULLY AND FOREVER RELEASE, REMISE AND DISCHARGE all other Agreement Parties (the "RELEASEES") and their respective past, present and future officers, directors, employees, Subsidiaries, Affiliates, predecessors, successors, assigns, representatives, insurers and agents (collectively, the "GROUP RELEASEES"), from (1) any and all claims or demands of whatever kind, nature or description relating to or arising out of any damages, losses, liabilities, injuries and expenses (including reasonable attorneys' fees and expenses), causes of action or suits at law or in equity, verdicts, judgments and liens, whether based upon breach of contract, breach of warranty or covenant, tort, negligence, gross negligence, recklessness, fault, strict liability, misrepresentation, fraud, quantum meruit, breach of fiduciary duty, violation of statutes or administrative regulations or any other legal or equitable theory of recovery, whether presently known or unknown, developed or undeveloped, discovered or undiscovered, and regardless of when any such damages, losses, liabilities, injuries or expenses, or the effects and consequences thereof, may occur or are manifested, which any of the Affiliated Releasors may have ever had or may now have against any Group Releasee (collectively, "CLAIMS"), and (2) from any debt, liability or obligation of whatever kind, nature, description or basis, whether fixed, contingent or otherwise, whether presently known or unknown, developed or undeveloped, discovered or undiscovered, foreseen or unforeseen, matured or unmatured, accrued or not accrued, which any of the Group Releasees may have ever had, may now have or may hereafter have to any of the Affiliated Releasors (collectively, "LIABILITIES"), in the case of each of (1) and (2) for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement. The Claims and Liabilities being released under this Section
      5.1 are collectively referred to herein as the "RELEASED CLAIMS". For purposes hereof, Nomura shall be considered an affiliate of Foamart and shall be included in the category of Group Releasees.

5.2   BINDING EFFECT

      It is understood and agreed that the release set forth in Section 5.1 shall be irrevocable and binding upon and inure to the benefit of the Group Releasees and their respective heirs, representatives, successors and assigns. It is further understood and agreed for the avoidance of doubt that the undersigned do hereby indemnify the Group Releasees in full against any and all Claims or Liabilities that hereafter may be asserted, made or maintained against any Group Releasee by, on behalf of or for the benefit of such Affiliated Releasor with respect to any Released Claim which may not, by virtue of any applicable law or for any other reason, be released, remised or discharged hereby.

5.3   NO RELIANCE

      The Releasors have read this Release in its entirety and acknowledge that they are entering into it without acting in reliance upon any representation made by the Group Releasees or any person or entity affiliated with the Group Releasees in any way; rather, it is agreed that the undersigned are acting fully and freely upon their own investigation and knowledge and are voluntarily executing this document of their own free will. In signing this Agreement, the Releasors acknowledge that they have relied upon the advice of counsel of their own selection and have been fully informed by their counsel of the legal effect of the release.

5.4   OWNERSHIP OF RELEASED CLAIMS

      The Releasors hereby represent and warrant that they (or the relevant Affiliated Releasor) are the sole and lawful owner of all right, title and interest in and to all Released Claims being released pursuant hereto, and that neither they nor any such Affiliated Releasor have or has heretofore assigned, transferred or encumbered, or purported to assign, transfer or encumber, any of such claims or disputes to any other person. The Releasors hereby further represent and warrant that there are no liens, claims or other encumbrances arising out of or relating to any of the Released Claims released by any of the Affiliated Releasors pursuant to this Agreement.

6     REPRESENTATIONS AND WARRANTIES

      As a material inducement to the other Agreement Parties to enter into this Agreement, each Agreement Party, as to itself, represents and warrants to the others that:

6.1   ORGANIZATION

      Each Corporate Party is a corporation, limited liability company, company limited by shares or partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organisation.

6.2   AUTHORIZATION OF TRANSACTIONS

      Each Agreement Party has all requisite power, authority and legal capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by each of the Corporate Parties and the consummation of each of the transactions contemplated hereby have been duly and validly approved by its board of directors, and no other corporate proceedings on the part of any Corporate Party are necessary to authorize the execution, delivery and performance of this Agreement by Agreement Parties and the consummation by any of them of the transactions contemplated hereby and thereby, other than in the case of the Corporate Parties obtaining, where regulated, the approval of their respective stockholders. This Agreement has been duly and validly executed and delivered by each of the Agreement Parties and constitutes legal, valid and binding obligations of each of the Agreement Parties enforceable against each of the Agreement Parties in accordance with their terms.

6.3   NON-CONTRAVENTION; APPROVALS AND CONSENTS

      The execution and delivery of this Agreement does not, and the performance by each of them of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of its assets or properties or under any of the terms of (i) its certificate or articles of incorporation or bylaws (or other comparable charter documents), (ii) any laws or orders of any Governmental or Regulatory Authority, or (iii) any contracts to which any of them or their assets are bound, excluding those which, in the aggregate, could not be reasonably expected to have a material adverse effect on any Agreement Party or on the ability of any Agreement Party to consummate the transactions contemplated by this Agreement.

6.4   RESTRICTED SECURITIES

      SVT understands that: (i) the SAI Securities have not been registered under the Securities Act or under any state securities laws; and (ii) all certificates representing SAI Securities transferred pursuant to this Agreement, and any securities of SAI issued upon conversion or exercise of such securities will bear on their face the following legend:

            The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws. No transfer or sale of these shares or any interest therein may be made without such registration and qualification unless the issuer has either (i) received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law or
            (ii) has otherwise satisfied the terms of that certain Asset Purchase Agreement dated as of August 6, 2001 by and among the issue and certain other parties regarding such transfer.

7     CERTAIN COVENANTS AND AGREEMENTS

7.1   FULFILLMENT OF CONDITIONS

      Each of the Agreement Parties will proceed diligently to satisfy each condition to the other's obligations contained in this Agreement and to consummate the transactions contemplated hereby, and none will take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition or to cause any of the transactions not to be consummated.

7.2   FURTHER ASSURANCES

      As and when requested by any Agreement Party at the cost and expense of such Agreement Party, the Agreement Parties shall execute and deliver, or cause to be executed and delivered, to the other Agreement Parties all such documents and instruments, and shall take, or cause to be taken, all such further or other actions, as the first Agreement Party may reasonably deem necessary or desirable to consummate, or evidence the consummation of the transactions contemplated by this Agreement.

8     MISCELLANEOUS

8.1   ENTIRE AGREEMENT; MUTUAL RELEASE

      This Agreement and any other agreements executed in connection herewith, including without limitation, Amended King Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to the subject matter hereof.

8.2   NO ASSIGNMENT; BINDING EFFECT

      Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective permitted successors and assigns.

8.3   AMENDMENT; WAIVER; TERMINATION

      No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except in writing executed by each of the Agreement Parties.

8.4   NO THIRD-PARTY BENEFICIARIES

      The terms and provisions of this Agreement are intended solely for the benefit of each party hereto, the Group Releasees and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than the Group Releasees.

8.5   NOTICES

      All notices and other communications given or made pursuant hereto, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by fax (with confirmation in writing), delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the fax number or address set forth below or at such other addresses as shall be furnished by the parties by like notice, and such notice or communication shall be deemed to have been given or made upon receipt:

           if to SVT, to:     SecurityVillage.com, Inc.
                              85 Medinat Ha'yehudin
                              P.O. Box 4036
                              Herzliya Pitauch
                              46140 Israel
                              Facsimile:  972-9-955-7580

           if to Foamart, to: Foamart Limited
                              c/o Nomura International plc
                              Nomura House
                              1 St. Martin's Grand
                              London EC1A 4NP
                              Attention: Steve Chapman
                                         Catherine McLoughlin
                              Facsimile: (44) 207-521-3655

      if to any other Agreement Party, to the address set forth below its name on the signature pages hereto.

8.6   HEADINGS

      The headings contained in this Agreement and in the Schedules and Exhibits hereto are for convenience only and shall not affect the meaning or interpretation of this Agreement.

8.7   COUNTERPARTS

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8.8   APPLICABLE LAW

      This Agreement shall be governed by, and construed in accordance with, the laws of England, without regard to the conflicts of law rules of such state.

8.9   INVALID PROVISIONS

      If any provision of this Agreement is held to be illegal, invalid or unenforceable and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

8.10  SPECIFIC ENFORCEMENT

      The parties hereto agree and acknowledge that money damages would not be a sufficient remedy for any breach of any provision of this agreement by any of the parties hereto and that any such breach would constitute immediate and irreparable harm, and that in addition to all other remedies which any party hereto may have, each party will be entitled, without posting any bond, to specific performance and injunctive relief, without showing any actual damage, or other equitable relief as a remedy for any such breach.

8.11  MUTUAL DRAFTING

      This Agreement is the mutual product of the parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Agreement Parties, and shall not be construed for or against any Agreement Party hereto.

                           [signature pages follow]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                       SECURITYVILLAGE TECHNOLOGIES, LTD.



                                       By: /s/ Moshe Cohen
                                          ------------------------------------
                                          Name:  Moshe Cohen
                                          Title:  Chairman


                                       FOAMART LIMITED



                                       By: /s/  Steve Chapman
                                          ------------------------------------
                                          Name:  Steve Chapman
                                          Title:  Director

                                   SCHEDULE 1


                               ASSUMED OBLIGATIONS

            Legal Fees currently owing                  $500,000

            Legal Fees paid                              $34,674

            Financing Fees                              $400,000
            (for Facility Agreements)

            Demand Note                                 $194,115

            Past Fees                                    $39,001

            Financing Note                              $174,000

            Financing Fee                               $100,000
            (for prior transaction)

            Assumed indebtedness                        $100,000

                                                                       EXHIBIT K


                                                                  EXECUTION COPY

                              CALL OPTION AGREEMENT

THIS CALL OPTION AGREEMENT (this "AGREEMENT") is made on 6 August 2001

BETWEEN

(1) FOAMART LIMITED, a limited company organised under the laws of England and Wales (company number 4155531) (the "GRANTOR");

(2) ST. MARTIN'S HOLDING II LIMITED, a limited company organised under the laws of England and Wales (the "ST. MARTINS");

(3)   SECURITYVILLAGE.COM, INC., a Delaware corporation ("SVC");

(4)   SECURITYVILLAGE TECHNOLOGIES LTD., an Israeli corporation (the "GRANTEE");

(5)   MOSHE COHEN, a citizen of Israel ("COHEN");

(6)   AUDIOGUARD INTERNATIONAL LIMITED, an Israeli corporation ("AUDIOGUARD");
      and

(7) J. STIMLER LTD., a limited company organised under the laws of England and Wales ("STIMLER").

NOW IT IS AGREED AS FOLLOWS:

1     INTERPRETATION

1.1   In this Agreement:

      "APPRAISER" means any "Big 5" accounting firm or internationally recognised investment bank engaged by St. Martins to determine the SVC Price.

      "COMMON STOCK" means the common stock, par value $0.001 per share, of SAI.

      "INTERCREDITOR AGREEMENT" means the Investment and Intercreditor Agreement, dated as of the date hereof, among the Grantor and the Noteholders Listed on Schedule 1 thereto.

      "OPTION" means the right granted pursuant to clause 2.1.

      "OPTION PERIOD" means the period commencing on the date hereof and ending on ___ September 2001.

      "OPTION SHARES" means the collective of (i) the 12,100 Series A Preferred Shares beneficially owned by and registered in the name of the Grantor,
      (ii) 460,000 shares of Common Stock beneficially owned by and registered in the name of the Grantor, (iii) the 1,094,118 Warrants beneficially owned by and registered in the name of the Grantor, (iv) the Video Domain Securities beneficially owned by and registered in the name of the Grantor and (v) any further shares, stock or other securities which are derived from the Option Shares or which are distributed by the applicable issuer in respect of the Option Shares and any shares, stock and other securities for the time being representing the same by reason of any alteration in the share capital of the applicable issuer or any amalgamation, re-organisation or reconstruction of the applicable issuer.

      "PERMITTED LIABILITIES" means any liabilities set forth in the monthly budgets of SVC and Grantee which are approved in advance by the Grantor, including without limitation the pre-approved operating expense budget attached as Schedule 2 hereto.

      "PURCHASE PRICE" means, at any date of determination, an amount necessary to satisfy the following liabilities:

      (i) reimburse Nomura for any unreimbursed costs and expenses (including attorneys fees and expenses) in connection with the preparation, negotiation and performance of this Agreement, the Intercreditor Agreement, the Facility Agreements, the Security Documents, the Asset Purchase Agreement, the Investment Agreement and related transactions; and

      (ii) pay all liabilities of SVC and the Grantee, including all liabilities and accounts payable to trade and other creditors, whether or not such liabilities are then due and payable; and

      (iii) repay the amounts set forth on Schedule 3 to the Intercreditor Agreement; and

      (iv)  repay the Noteholders the principal amount of the Notes; and

      (v) repay the Noteholders the accrued and unpaid interest on the Notes.

      "RESTRICTION PERIOD" means the period from the date hereof until the first date upon which both (i) the Grantor and the Noteholders neither hold nor own any Collateral and (ii) Foamart, St. Martin's Holdings II Limited and 3K Capital (GP) Limited collectively own less than 10% of the Series A Preferred Shares and Series D Preferred Shares in the aggregate; provided however, that the Restriction Period shall terminate on any date after the six month anniversary of the date hereof upon notice by the Grantee to the Grantor that the Grantee desires the Restriction Period to be terminated.

      "SAI"  means  Security  Associates   International,   Inc.,  a  Delaware
      corporation.

      "SAI COMMON" means the common stock, par value $0.001 per share, of SAI.

      "SERIES A PREFERRED SHARES" means the Series A Convertible Preferred Stock, par value $10.00 per share, of SAI, having a liquidation value of $350.00 per share and convertible into 100 shares of Common Stock, and otherwise having substantially the terms, preferences and provisions set forth in the Certificate of Designations therefore filed in the State of Delaware, as amended.

      "SHORTFALL AMOUNT" for a given month means the amount equal to $40,000 minus the amount raised by the Grantee in such month from the sale of 15,000 shares of SAI Common, which amount shall not exceed $50,000 in the aggregate.

      "SVC OPTION" means the right granted pursuant to clause 3.1.

      "SVC PERIOD" means the three month period commencing on the completion of the purchase and sale of the Option Shares pursuant to Section 4.2 and ending three months thereafter.

      "SVC PRICE" means, at any date of determination, an amount equal to the fair market value of the SVC shares as between a willing seller and willing purchaser, with neither being under any compulsion to purchase or sell, as determined by the Appraiser. In determining the SVC Price the Appraiser shall take into account that the Option over the Option shares has been exercised.

      "SVC SERIES A" means the Series A 8% Convertible Preferred Stock, par value $0.01 per share, of SVC.

      "SVC SERIES D" means the Series D 8% Convertible Preferred Stock, par value $0.01 per share, of SVC.

      "SVC SHARES" means all shares of capital stock of SVC owned by St. Martins as of the date hereof.

      "WARRANTS" means the stock purchase warrants, dated as of the date hereof, issued by SAI and each entitling the holder to purchase a share of Common Stock at an exercise price of $3.50 per share.

1.2 Capitalised terms used herein and not otherwise defined herein shall have the meanings given such terms in the Intercreditor Agreement.

2     OPTION OVER OPTION SHARES

2.1 In consideration of the sum of one pound paid by the Grantee (receipt of which is acknowledged by the Grantor) the Grantor hereby grants to the Grantee the right exercisable at any time during the Option Period to purchase the Option Shares for a total purchase price equal to the Purchase Price, upon the terms and subject to the conditions of this Agreement.

2.2 The Option shall be exercisable only in respect of all the Option Shares and not some only.

2.3 The parties shall be bound to complete the sale and purchase of the Option Shares two business days after the date of service of the notice of exercise.

3     OPTION OVER SVC SHARES

3.1 In consideration of the sum of one pound paid by each of Cohen and Audioguard (receipt of which is acknowledged by the St. Martins) St. Martins hereby grants to Cohen and Audioguard (pro rata based on their equity ownership interest in Grantee) the right exercisable at any time during the SVC Period to purchase the SVC Shares for a total purchase price equal to the SVC Price, upon the terms and subject to the conditions of this Agreement.

3.2 The SVC Option shall be exercisable only in respect of all the SVC Shares and not some only. For further clarity, in order for either Cohen or Audioguard to exercise their option over SVC Shares both Cohen and Audioguard are required to exercise their option over SVC Shares in full.

3.3 To exercise the SVC Option, Cohen and Audioguard shall together deliver a notice (in the form of an irrevocable undertaking and offer to purchase) to purchase the SVC Shares at the SVC Price to be determined, together with cash sufficient to fully compensate the Appraiser. Upon receipt of such notice and offer to purchase St. Martins shall engage the Appraiser to determine the SVC Price as soon as possible. When such price is determined, St. Martins shall notify Cohen and Audioguard of the SVC Price and the parties shall be bound to complete the sale and purchase of the SVC Shares two business days thereafter. Cohen and Audioguard will pay all costs of the Appraiser and will provide such costs to St. Martins in advance of St. Martins engaging the Appraiser.

4     COMPLETION

4.1 Completion of the sale and purchase of the Option Shares and/or SVC Shares shall take place at the offices of Weil, Gotshal & Manges, One South Place, London EC2M 2WG, or at such other place as the parties shall mutually agree not later than 12:00 noon on the relevant day.

4.2   At completion of the sale and purchase of the Option Shares:

      4.2.1 the Grantor shall deliver to the Grantee:

            (a) a duly executed transfer of the Option Shares accompanied by the relative share, option and warrant certificates; and

            (b) such other deeds and documents as may be necessary to transfer to the Grantee or as it may direct the unencumbered beneficial ownership of the Option Shares.

      4.2.2 the Grantee shall deliver to the Grantor, by wire transfer in immediately available funds, the Purchase Price in respect of the total purchase price.

      4.2.3 the Grantor shall (so far as it is able) procure that upon presentation of the stamped transfer of the Option Shares to the applicable issuer together with the relative certificates it shall be approved and the transferee shall be registered as the holder of the Option Shares.

4.3   At completion of the sale and purchase of the SVC Shares:

      4.3.1 St. Martins shall deliver to Cohen:

            (a) a duly executed transfer of the SVC Shares purchased by Cohen accompanied by the applicable share and warrant certificates; and

            (b) such other deeds and documents as may be necessary to transfer to Cohen or as he may direct the unencumbered beneficial ownership of the SVC Shares purchased by him.

      4.3.2 St. Martins shall deliver to Audioguard:

            (a) a duly executed transfer of the SVC Shares purchased by Audioguard accompanied by the applicable share and warrant certificates; and

            (b) such other deeds and documents as may be necessary to transfer to Audioguard or as it may direct the unencumbered beneficial ownership of the SVC Shares purchased by it.

      4.3.3 Cohen shall deliver to St. Martins, by wire transfer in immediately available funds, the SVC Price in respect of the total purchase price for the SVC Shares purchased by Cohen.

      4.3.4 Audioguard shall deliver to St. Martins, by wire transfer in immediately available funds, the SVC Price in respect of the total purchase price for the SVC Shares purchased by Audioguard.

      4.3.5 St. Martins shall (so far as it is able) procure that upon presentation of the stamped transfer of the SVC Shares to SVC together with the relative certificates it shall be approved and the transferee shall be registered as the holder of the SVC Shares.

5     OPTION SHARES AND SVC SHARES

5.1 All rights attached to the Option Shares shall accrue to the Grantee on the date of service of its notice exercising the Option and, following the exercise of the Option, the Grantor shall account to the Grantee for all dividends or other distributions of the applicable issuer declared or paid by reference to a record date which is prior to the date of completion and shall exercise all voting and other rights at the direction of the Grantee.

5.2 The Grantor shall if required by the Grantee renounce in favour of the Grantee any rights which may be offered in a rights issue by the applicable issuer in respect of the Option Shares during the Option Period.

6     GRANTOR'S WARRANTIES AND UNDERTAKINGS

6.1 The Grantor warrants to the Grantee that it has full power and authority to grant an option in respect of the Option Shares upon the terms and conditions of this Agreement.

6.2 Prior to the exercise or expiry of the Option any transfer, disposition, charge over, pledge or encumbrance of the Option Shares shall be subject to this Agreement and the Option granted hereunder. The Grantor will ensure that any transferee of any Option Shares acknowledges that such Option Shares will be transferred subject to this Agreement and the Option granted hereunder. The Grantor shall request that SAI place on the Option Share certificates a legend indicating the Option Shares are subject to this Agreement and the Option granted hereunder.

6.3 Upon exercise of the Option, the Option Shares shall upon completion be sold free of any liens, charges or encumbrances.

6.4 The Grantor warrants to Cohen and Audioguard that it has full power and authority to grant an option in respect of the SVC Shares upon the terms and conditions of this Agreement.

6.5 Prior to the exercise or expiry of the SVC Option any transfer, disposition, charge over, pledge or encumbrance of the SVC Shares shall be subject to this Agreement and the SVC Option granted hereunder. The Grantor will ensure that any transferee of any SVC Shares acknowledges that such SVC Shares will be transferred subject to this Agreement and the SVC Option granted hereunder. The Grantor shall request that SVC place on the SVC Share certificates a legend indicating the SVC Shares are subject to this Agreement and the SVC Option granted hereunder.

6.6 Upon exercise of the SVC Option, the SVC Shares shall upon completion be sold free of any liens, charges or encumbrances.

7     COVENANTS

7.1 During the Restriction Period the Grantee and SVC shall not, and shall ensure that the other does not, where any of the activities specified below are proposed to be effected, effect or proceed with such activity without the prior written approval of the Grantor; provided that if Grantor has not responded to the Grantee or SVC, as applicable, within five full business days following actual receipt of such notice, consent to such action shall be deemed given, unless the Grantee or SVC, as applicable, has reason to believe that Grantor intends to object to such action:

      7.1.1 incur any indebtedness (including, without limitation, obligations pursuant to any debenture, bond, note, loan stock or other security of it and obligations pursuant to finance leases), other than Permitted Liabilities;

      7.1.2 incur any trade payables, accounts payable or other liabilities other than Permitted Liabilities;

      7.1.3 settle, pay, negotiate or otherwise compromise any debts or liabilities, except as provided in clauses 7.2, 7.3 or 7.4;

      7.1.4 sell, lease, license or otherwise dispose of any assets or rights of it or any actual or proposed acquisition of any assets or rights by it, except that Grantee shall be permitted to sell up to 15,000 shares of SAI Common in each calendar month;

      7.1.5 enter into, renew or vary, modify, amend, supplement or terminate any contracts or agreements;

      7.1.6 hire any employees or change the terms and conditions of employment of any Director, officer or employee, except that Grantee shall be permitted to hire an employee to replace any employee terminated or resigned after the date hereof so long as the new employee is employed on substantially the same terms as the terminated or resigned employee;

      7.1.7 create or redeem any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or other security interest in respect of all or any part of the undertaking, property or assets of it;

      7.1.8 give any guarantee or indemnity or assume any indebtedness other than as permitted by Section 7.5;

      7.1.9 initiate, conduct, settle or abandon any claim, litigation, arbitration or other proceedings involving it or any admission of liability by or on behalf of it, including in relation to debt collection;

      7.1.10 approve any transfer of shares;

      7.1.11 declare or pay any dividend or distribute any of its assets;

      7.1.12 make any claim, disclaimer, surrender, election or consent of a material nature for tax purposes;

      7.1.13 issue shares, equity or options over equity securities;

      7.1.14 initiate a winding up of it or amend its articles of association, except that its articles of association may be amended solely to change its name;

      7.1.15 make any loan or grant any credit;

      7.1.16 prepay any loan;

      7.1.17 grant any power of attorney; or

      7.1.18 do any of the matters specified in Clauses 7.1.1 to 7.1.17 above by any subsidiary of it.

7.2 SVC hereby agrees that any cash or other assets of SVC, including proceeds from the sale by SVC of any assets or equity of SVC (including, without limitation, the sale of SAI Common and the sale of the business or assets of Supply Dog), will be used to satisfy Permitted Liabilities of SVC and the creditors of SVC as set forth on Schedule 1 hereto, unless SVC obtains the prior written consent of the Grantor, and pending such use the cash shall be deposited in an account approved by the Grantor. All payments to creditors of SVC set forth on Schedule 1 hereto will be made pro rata to creditors of the same priority (commencing with priority 1) based upon the maximum amount due such creditors, unless a creditor agrees to a payment less than its pro rata amount, in which case such lesser amount may be paid to satisfy such liability. No payments will be made to (i) creditors in any lesser priority unless each creditor in priority 1 is either paid in full based upon the maximum amount due to such creditor or has agreed to accept the reduced payment offered and has executed a release to that effect or (ii) any creditor that has not provided proof of its claim against SVC to the satisfaction of Foamart (which satisfaction must be in writing). After each creditor of SVC has either been paid in full or has agreed to accept the reduced payment offered and has executed a release to that effect, SVC shall make any excess cash of SVC available to SVC's subsidiaries to allow such subsidiaries to pay their creditors. Cohen, as Chairman of SVC, will be responsible for ensuring that each creditor of SVC is contacted with a proposal for satisfying their claims in accordance with the terms set forth herein within ten (10) business days of the date hereof.

7.3 The Grantee hereby agrees that any cash or other assets of the Grantee, including proceeds from the sale by the Grantee of any assets or equity of the Grantee (including, without limitation, the sale of SAI Common), will be used to satisfy Permitted Liabilities of the Grantee and the creditors of the Grantee as set forth on Schedule 1 and Schedule 2 hereto, unless the Grantee obtains the prior written consent of the Grantor, and pending such use the cash (excluding the cash obtained from the sale of SAI Common and the cash raised as permitted by clause 7.4(i)) shall be deposited in an account approved by the Grantor; provided however, that the restrictions set forth in this Section 7.3 shall terminate on any date after the six month anniversary of the date hereof upon notice by the Grantee to the Grantor that the Grantee desires such restrictions to be terminated.. All payments to creditors of the Grantee set forth on
      Schedule 1 hereto will be made pro rata to creditors of the same priority (commencing with priority 1) based upon the maximum amount due such creditors, unless a creditor agrees to a payment less than its pro rata amount, in which case such lesser amount may be paid to satisfy such liability. No payments will be made to (i) creditors in any lesser priority unless each creditor in priority 1 is either paid in full based upon the maximum amount due to such creditor or has agreed to accept the reduced payment offered and has executed a release to that effect or (ii) any creditor that has not provided proof of its claim against the Grantee to the satisfaction of Foamart (which satisfaction must be in writing). Cohen, as Chairman of the Grantee, will be responsible for ensuring that each creditor of the Grantee is contacted with a proposal for satisfying their claims in accordance with the terms set forth herein within ten (10) business days of the date hereof.

7.4 Notwithstanding Section 7.1, Grantee shall be entitled to (i) enter into the agreements necessary to raise the funds necessary to exercise the Option, so long as such agreements are executed simultaneously with the exercise of the Option and (ii) obtain financing (including, without limitation, by way of debt) in an amount not to exceed the Shortfall Amount to satisfy Permitted Liabilities and the creditors of the Grantee as set forth on Schedule 1 hereto.

7.5 The Grantee will assume the liability of Audioguard International to First International Bank of Israel in the amount of $900,000.00 upon the first to occur of (A) such liability being expressly subordinate to the payment in full or settlement of claims of all other creditors of the Grantee and SVC in a form expressly approved by the Grantor and (B) all liabilities of SVC and the Grantee, including all liabilities and accounts payable to trade and other creditors, whether or not such liabilities are then due and payable, are paid in full or otherwise settled to the satisfaction of each creditor and each creditor accepting a reduced payment has executed a release to that effect.

8     VIDEO DOMAIN SHARES

8.1 Simultaneously with completion of the transactions contemplated by the Video Domain MOU, the Grantor shall transfer to Stimler without additional consideration from Stimler 36 ordinary shares in Video Domain.

9     MISCELLANEOUS

9.1 The Grantee acknowledges that the Grantor shall have the right to transfer the Option Shares subject to this Agreement and the Option granted hereunder.

9.2 The parties hereto acknowledge and agree that the Grantor shall have the right in its sole discretion, to waive the requirement, from time to time and at any time, that the Grantee and/or SVC obtain the consent of the Grantor prior to taking certain actions set forth in Sections 7.1, 7.2,
      7.3 or 7.4.

9.3 Cohen and Audioguard acknowledge that St. Martins shall have the right to transfer the SVC Shares subject to this Agreement and the SVC Option granted hereunder; provided that any such transfer is subject to, and nothing in this Agreement shall be construed as a waiver of, the provisions of SVC's certificate of incorporation or bylaws or any other agreement to which such SVC Shares are subject.

9.4 This Agreement shall be binding upon each party's successors and assigns but, except as expressly provided above, none of the rights of the parties under this Agreement may be assigned or transferred.

9.5 Any notice required to be given by any of the parties under this Agreement may be sent by post to the registered office of the addressee or to such other address as the addressee may from time to time have notified for the purpose of this clause. Communications sent by post shall be deemed to have been received forty eight hours after posting.

9.6 This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

                                  * * * * *

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.


                                       FOAMART LIMITED



                                       By: /s/ Steve Chapman
                                          --------------------------------------
                                       Name:  Steve Chapman
                                       Title: Director


                                       SECURITYVILLAGE.COM, INC.



                                       By: /s/ Moshe Cohen
                                          --------------------------------------
                                       Name:  Moshe Cohen
                                       Title: Chairman


                                       SECURITYVILLAGE TECHNOLOGIES LTD.



                                       By: /s/ Moshe Cohen
                                          --------------------------------------
                                       Name:  Moshe Cohen
                                       Title:  Chairman



                                       /s/  Moshe Cohen
                                       -----------------------------------------
                                       Moshe Cohen


                                       AUDIOGUARD INTERNATIONAL



                                       By: /s/ Moshe Cohen
                                          --------------------------------------
                                       Name:  Moshe Cohen
                                       Title:  Chairman


                                       J. STIMLER LTD.



                                       By: /s/ Martin Stimler
                                          --------------------------------------
                                       Name:  Martin Stimler
                                       Title: Director


                                       ST. MARTIN'S HOLDING II LIMITED



                                       By: /s/ Emmanuel Roubmowitz
                                          --------------------------------------
                                       Name:   Emmanuel Roubmowitz
                                       Title:  Director

                                   SCHEDULE 1


                              LIABILITIES SCHEDULE

                                   SCHEDULE 2

                            MONTHLY OPERATING BUDGET

   Moshe Cohen salary (management fees)                        $20,000.00

   Secretary (salary)                                            2,500.00

   Comptroller - part-time                                       2,000.00

   Social Benefits                                               6,000.00

   Office lease                                                  5,000.00

   Office running and miscellaneous expenses                     4,500.00
                                                            -------------
   Total                                                       $40,000.00

                                                                  EXECUTION COPY


                                  6 AUGUST 2001

                                    DEBENTURE

                                     between

                                 FOAMART LIMITED

                                       and

                 THE NOTEHOLDERS ON THE SIGNATURE PAGE HERETO



                             WEIL, GOTSHAL & MANGES

                         ONE SOUTH PLACE LONDON EC2M2WG
                                020 7903 1000
                                  WWW.WEIL.COM



1     INTERPRETATION.........................................................1

2     SECURED OBLIGATIONS....................................................5

3     CHARGES AND ASSIGNMENT.................................................6

4     PERFECTION OF THE SECURITY; ACTION TO PROTECT THE SECURITY.............7

5     APPLICATION OF PAYMENTS................................................8

6     ENFORCEMENT PROCEDURES.................................................8

7     APPOINTMENT OF RECEIVER................................................8

8     POWER OF ATTORNEY.....................................................11

9     SALE OF COLLATERAL....................................................12

10    THE NOTEHOLDER'S POWERS...............................................12

11    PROTECTION OF PURCHASERS..............................................15

12    REPRESENTATIONS AND WARRANTIES........................................15

13    COVENANTS.............................................................15

14    PRESERVATION OF RIGHTS................................................18

15    WAIVER OF RIGHTS......................................................19

16    COSTS AND EXPENSES....................................................20

17    INDEMNITY.............................................................20

18    NOTICES...............................................................20

19    PARTIAL INVALIDITY....................................................21

20    MISCELLANEOUS.........................................................21

21    GOVERNING LAW.........................................................22

22    JURISDICTION..........................................................22

SCHEDULE 1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................25


THIS DEBENTURE is made on 6 August 2001 between the following parties.

(1) FOAMART LIMITED, a company incorporated in England and Wales (company number 4155531) (the "COMPANY"); and

(2) NOMURA INTERNATIONAL PLC, a company organised under the laws of England and Wales (company number 1550505) ("NOMURA"); and

(3)   J. STIMLER LTD., a company organised under the laws of England and Wales;
      and

(4) 3K CAPITAL (GP) LIMITED, a company organised under the laws of Guernsey ("3K" and collectively with Nomura, the "NOTEHOLDERS").

WHEREAS

(A) Pursuant to the Note Issuance Facility agreements, dated as of the date hereof (as amended, modified, extended, renewed or replaced from time to time, the "FACILITY AGREEMENTS"), between the Company and each of the Noteholders, the Noteholders have provided to the Company loans in an aggregate original principal amount of $6,021,790.00, which are evidence by notes issued by the Company in such amount (the "NOTES");

(B) The Company and the Noteholders have entered into an Investment and Intercreditor Agreement with SecurityVillage.com Inc., dated as of the date hereof (the "INVESTMENT AND INTERCREDITOR AGREEMENT"), pursuant to which the Company has agreed to pledge the Collateral provided for in this Agreement; and

(C) The Noteholders have required as a condition precedent to making the loan to the Company under the Facility Agreements, that the Company secure its obligations under the Notes in accordance with the terms of this Deed.

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

IT IS AGREED as follows

1     INTERPRETATION

1.1 Terms defined in the Facility Agreements shall have the same meaning in this Deed except where otherwise defined in this Deed. In addition:

"ACCOUNT BANK" means any bank located in London, England and approved by the Noteholders.

"ACCOUNT COLLATERAL" means the Proceeds Account and any other bank accounts held by or on behalf of the Company in which Noteholders has an interest and all funds from time to time on deposit therein to the extent of Noteholders' interest therein.

"BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks are generally open for business in London, England.

"COLLATERAL" means all of the Company's right, title and interest in, to and under the following, whether now owned or hereafter acquired: (A) the SAI Securities, but excluding the 250,000 shares of SAI Common and

(a) the stock purchase warrants for 600,000 shares of SAI Common transferred to SVT on the date hereof;

(b) the Video Domain Securities, but, following the exercise by 3K of its right to exchange a portion of its Note for Video Domain ordinary shares, excluding the ordinary shares in Video Domain currently owned by the Company which will transferred to 3K;

(c)   the Account Collateral; and

(d) the proceeds of any of the foregoing described in sub-paragraphs (a), (b) and (c) above.

"CONTRACTUAL RIGHTS" means all representations, covenants, guarantees, indemnities and other contractual provisions in favour of Noteholders (other than any such made or granted solely for its own benefit) made or granted by the Company in or pursuant to this Deed.

"DOCUMENTS" means this Deed, the Facility Agreements and the Investment and Intercreditor Agreement.

"ENFORCEMENT EVENT" means any and each of the following:

(a) the Company shall fail to pay any sum due from it under any Document at the time and in the manner specified therein; or

(b)   (1) the  Company  shall  commence any case,  proceeding  or other action
      (A) under any existing or future law of any jurisdiction, including the United States or any other jurisdiction, relating to bankruptcy, insolvency, reorganisation for relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganisation, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or the Company shall make a general assignment for the benefit of its creditors, or (2) there shall be commenced against the Company any case, proceeding or other action of a nature referred to in sub-clause (1) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed or undischarged for a period of 90 days, or (3) there shall be commenced against the Company any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed pending appeal within 90 days from the entry thereof or (4) the Company shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clauses
      (2) or (3) above; or

(c) one or more judgments or decrees shall be entered against the Company involving in the aggregate a liability (not paid or covered by insurance) of (pound)1,000.00 or more and all such judgments or decrees Shall not have been vacated, discharged, or stayed pending appeal within 90 days from the entry thereof; or

(d) any material provision of this Deed shall for any reason fail or cease to be valid and binding on or enforceable against the Company and such shall continue unremedied for a period of five Business Days, or (2) this Deed shall for any reason (other than pursuant to the terms hereof or thereof and other than by acts or omissions by Noteholders) fail or cease to create a valid security interest in any material portion of the Collateral purported to be covered hereby or thereby or such security interest shall for any reason fail or cease to be a perfected and first priority security interest in any material portion of the Collateral, if concepts of perfection and priority are applicable to such portion of the Collateral, otherwise, if this Deed shall for any reason fail or cease to provide Noteholders with rights which are superior to the rights of (x) the Company, (y) any trustee, receiver, liquidator or similar person with respect to the Company and (z) all other third parties with respect to such Collateral, and such shall continue unremedied for a period of five Business Days, or the Company shall bring a court action to limit its liabilities or obligations thereunder.

"ENFORCEMENT NOTICE" means a notice delivered by Noteholders to the Company informing the Company that all or any of Noteholders' rights and remedies under this Deed are to be exercised.

"GOVERNMENTAL AUTHORITY" means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"INVESTMENT AGREEMENT" means the investment agreement dated on or about the date of this Agreement and made between, inter alia, SAI and the Company.

"INVESTMENT AND INTERCREDITOR AGREEMENT" means the Investment and Intercreditor Agreement, dated as of the date hereof, among the Company and the Noteholders party thereto.

"LIABILITIES" shall have the meaning ascribed to it in Clause 16.1.

"LIEN" means, with respect to any Person, any mortgage, pledge, security interest, conditional sale or other title retention agreement, lien, charge or encumbrance upon any of such Person's assets, whether then owned or thereafter acquired, securing any indebtedness or other obligation.

"LPA" means the Law of Property Act.

"OUTSTANDING AMOUNTS" at any time means all amounts which are owing at such time by the Company to Noteholders under one or more of the Documents, whether or not then due and payable.

"PERSON" means any individual, entity, firm, trust, company, corporation, state or government (or group of states or governments), or political subdivision or agency thereof, or any joint venture, association or partnership (whether or not a separate legal entity) of two or more of the foregoing.

"POTENTIAL ENFORCEMENT EVENT" means any event or circumstance which shall, with the passage of time, the giving of notice hereunder or under the relevant agreement, the making of a determination or any combination thereof, become an Enforcement Event.

"PRIORITY OF PAYMENTS" means the priorities set forth in Section 4.2 of the Investment and Intercreditor Agreement.

"PROCEEDS" means all receipts or recoveries by Noteholders (or by the Company or any other person and paid over to or received by Noteholders or paid into an account maintained and controlled by Noteholders) pursuant to, or upon enforcement of, any of the Rights.

"PROCEEDS ACCOUNT" means the account in the name of the Company at the Account Bank to be established prior to the receipt of any Proceeds.

"RECEIVER" means a receiver and/or manager, administrative receiver, trustee or similar officer appointed pursuant to this Deed or by any court for the purpose of realising, getting in or disposing of any of the assets or revenues the subject of this Deed.

"RELEVANT PERSON(S)" has the meaning ascribed to it in Clause 14.2.

"RIGHTS" means the Security, all Contractual Rights, all rights vested by law in Noteholders by virtue of its holding the security interests conferred by this Deed and all rights to make demands, bring proceedings or take any other action in respect thereof.

"SAI" means Security Associates International, Inc., a corporation organised under the laws of Delaware, United States of America.

"SAI COMMON" means the common stock, par value $0.001 per share, of SAI.

"SAI SECURITIES" means the securities of SAI purchased by the Company pursuant to the Investment Agreement, but excluding 15,000 shares of common stock, par value $0.001 per share, of SAI.

"SECURED OBLIGATIONS" means the aggregate of the present or future, actual or contingent, indebtedness and liabilities of the Company owed to Noteholders under the Documents.

"SECURITY" means the security interests, rights, powers and remedies held by or granted to Noteholders from time to time under this Deed.

"SVT" means SecurityVillage Technologies, Ltd., an Israeli corporation.

"VIDEO DOMAIN" means Video Domain Technologies, an Israeli corporation.

"VIDEO DOMAIN SECURITIES" means, collectively, (i) the 1,900 ordinary shares in Video Domain currently owned by the Company and (ii) the rights of the Company to purchase additional securities of Video Domain pursuant to the Video Domain MOU.

"VIDEO DOMAIN MOU" means, the Memorandum of Understanding, dated as of the date hereof, among Video Domain, Video Cad Ltd., Crow Electronic Engineering Ltd., the Company and TJS Partners, L.P., a New York limited partnership.

1.2   Unless otherwise indicated, any reference in this Deed to:

an "AGENT" shall be construed so as to include its respective successors, transferees and assigns in accordance with their respective interests;

"TAX" shall be construed so as to include any tax, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

the "ADMINISTRATION", "BANKRUPTCY", "DISSOLUTION", "INSOLVENCY", "LIQUIDATION", "RECEIVERSHIP" or "WINDING-UP" of a company shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business; and

a "CLAUSE", "PART", "SCHEDULE", "EXHIBIT" or "RECITAL" is a reference to a clause or part hereof or a schedule, exhibit or recital hereto, and Clause, Part and Schedule headings are for ease of reference only.


1.3   Unless otherwise indicated, any reference in this Deed to:

(a) a statute or statutory order shall be construed as a reference to such statute or statutory order as the same may have been, or may from time to time be, amended or re-enacted;

(b) this Deed or any other agreement or document shall be construed as a reference to this Deed or, as the case may be, such other agreement or document as the same may from time to time be, amended, varied, novated or supplemented; and

1.4 References to "THIS DEED", "HEREUNDER" or like terms shall, for the avoidance of doubt, include the Schedules and Exhibits.

1.5 The definitions in this Clause 1 are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

2     SECURED OBLIGATIONS

The Company hereby covenants with Noteholders that it will duly and punctually pay or discharge all Secured Obligations to or to the order of Noteholders and/or any Receiver under, pursuant to or in connection with this Deed at all times and in the manner provided herein or therein, whether as principal or surety and whether or not jointly with another.

3     CHARGES AND ASSIGNMENT

3.1 The Company as continuing security for the Secured Obligations hereby grants with full title guarantee (subject to the terms and conditions set out in this Deed) in favour of Noteholders:

(a) a first fixed charge over all its rights, claims, title, benefit and interest present and future in and to the Collateral; and
(b) an assignment by way of first fixed security of all of the Company's rights, claims, title, benefit and interest present and future in and to the Proceeds Account and any other Account Collateral and any and all monies from time to time standing to the credit thereof together with interest accruing from time to time thereon and the debts represented thereby.

3.2 The Company hereby grants with full title guarantee (subject to the terms and conditions set out in this Deed) in favour of Noteholders a floating charge over the whole of its undertaking and all its property and assets whatsoever and wheresoever present and future other than the property and assets from time to time effectively charged to Noteholders by way of fixed charge by this Deed.

3.3 The floating charge created by this Deed shall (in addition to the circumstances in which the same will occur under general law) automatically be converted into a fixed charge:

(a)   if the  Company is deemed  unable to pay its debts for the  purposes  of
      Section 123 of the Insolvency Act 1986;

(b) on the convening of any meeting of the members of the Company to consider a resolution concerning whether or not to wind up the Company;
(c)   on the presentation of a petition to wind up the Company; or

(d) if an application to the court for an administration order in relation to the Company is made by the Company itself or by any other person under
      Part II of the Insolvency Act 1986 (whether or not a petition for that purpose has been issued).

3.4 The security from time to time constituted by or pursuant to this Deed shall:

(a) be in addition to, and shall be independent of, every bill, note, guarantee, mortgage or other security interest which Noteholders may at any time hold or have for, or in respect of, any of the Secured Obligations; and

(b) remain in full force and effect as a continuing security for all of the Secured Obligations from time to time until discharged by Noteholders as set forth in Clause 3.5 notwithstanding any intermediate payment or satisfaction of any part of the Secured Obligations or any settlement of account or any other act, event or matter whatsoever that shall secure the ultimate balance of the Secured Obligations.

3.5 For the avoidance of doubt, it is hereby agreed and declared that if all of the Secured Obligations have been irrevocably and unconditionally paid or discharged in full and any Documents to which Noteholders are a party have been terminated, Noteholders will at the request and cost of the Company discharge and/or re-assign the security constituted by this Deed. 3.6 Each of the parties hereto acknowledges the charges and securities created by Clause 3.1 and undertakes not to do anything inconsistent with this Deed. The Company shall, within 21 days of the date hereof (and if the Company fails to do so, Noteholders may), give notice of the security created hereby to the Account Bank.

4     PERFECTION OF THE SECURITY; ACTION TO PROTECT THE SECURITY

4.1 The Company shall, whensoever requested by Noteholders and at the Company's cost, execute in favour of Noteholders, or as it may direct, such further or other legal or equitable assignments, transfers, mortgages, legal or other charges, security interests or securities or do all such other acts or things or execute any other documents as, in each such case, Noteholders shall stipulate over the Company's estate or interest in any property or assets of whatsoever nature or tenure and wheresoever situate for the purpose of more effectively providing security to Noteholders for the payment or discharge of the Secured Obligations. Such assignments, transfers, mortgages, legal or other charges or securities shall be in such form as shall be prepared on behalf of Noteholders and may contain provisions such as are contained in this Deed or provisions to the like effect and/or such other provisions as Noteholders shall consider requisite for the improvement or perfection of the security constituted by or pursuant to this Deed. 4.2 If the charge created by this Deed has not otherwise taken effect as a fixed charge under Clause 3.1 or by operation of law, it shall take effect as a fixed charge automatically and immediately, upon the occurrence of an Enforcement Event.

4.3 The Company shall deliver to the Noteholders, (i) simultaneously with or prior to the execution and delivery of this Deed, all certificates representing the SAI Securities and Video Domain Securities and (ii) promptly upon the receipt thereof by or on behalf of the Company, all other certificates and instruments constituting Collateral. All such certificates shall be delivered in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank. If the Company shall receive by virtue of its being or having been the owner of any Collateral, any (i) stock certificate, including without limitation, any certificate representing a stock dividend or distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock splits, spin-off or split-off, promissory notes or other instrument; (ii) option or right, whether as an addition to, substitution for, or an exchange for, any Collateral or otherwise; (iii) dividends payable in securities; or (iv) distributions of securities in connection with a partial or total liquidation, dissolution or reduction of capital, capital surplus or paid-in surplus, then the Company shall receive such stock certificate, instrument, option, right or distribution in trust for the benefit of the Noteholders, shall segregate it from the Company's other property and shall deliver it forthwith to the Noteholders in the exact form received together with any necessary endorsement and/or appropriate stock power duly executed in blank, to be held by the Noteholders as Collateral and as further collateral security for the Secured Obligations.

4.4 If at any time it shall appear to Noteholders that any part of the Collateral shall be in danger of seizure, distress or other legal process, or that the security thereover shall for any other reason be in jeopardy, Noteholders shall be entitled without notice to the Company to take possession of all Collateral or such part thereof and hold the same or to appoint a Receiver thereof. The provision(s) of Clause 7 shall govern the appointment, removal and powers of a Receiver appointed under this Clause 4.4 as if it were a Receiver appointed under Clause 7.

5     APPLICATION OF PAYMENTS

5.1 Each of the Company and Noteholders hereby agrees that, for so long as no Enforcement Event shall have occurred and be continuing, the Company shall apply all monies on deposit in the Proceeds Account (and shall cause any person who receives monies on behalf of the Company or Noteholders to apply such monies) in accordance with the Priority of Payments. 5.2 The Company and Noteholders hereby agree that, upon the occurrence of an Enforcement Event, Noteholders shall apply all monies received by it or by or on behalf of the Company, including, without limitation, all moneys on deposit in the Proceeds Account (and shall cause any Person who receives monies on behalf of the Company or Noteholders, to apply such monies) in payment of the Secured Obligations in accordance with the Priority of Payments.

5.3 Pending application of monies, the Company shall place all monies received, recovered or held by it in in the Proceeds Account until an Enforcement Notice has been delivered and thereafter at the direction of Noteholders.

6     ENFORCEMENT PROCEDURES

6.1 Noteholders shall as soon as reasonably practicable after receiving written notice of the occurrence of an Enforcement Event or upon Noteholders becoming aware of the occurrence of an Enforcement Event, notify the Company by delivery of an Enforcement Notice.

6.2 Upon the service of an Enforcement Notice on the Company the security created hereby shall become immediately enforceable and Noteholders may declare the whole or part of the Secured Obligations to have become immediately due and payable and/or take possession of the Collateral. 6.3 If the Company receives any sum from any person which, pursuant hereto, should have been paid to Noteholders, such sum shall be held in trust by the Company for the benefit of Noteholders and shall promptly be paid over to Noteholders for application in accordance with the Priority of Payments.

7     APPOINTMENT OF RECEIVER

7.1 At any time after having been requested so to do by the Company, or upon the occurrence of an Enforcement Event, Noteholders may appoint one or more persons to be a Receiver or Receivers of the whole or any part of the Collateral provided that such person shall be an insolvency practitioner who is licensed under the Insolvency Act 1986 (if applicable) to act as a receiver in respect of such an appointment. Noteholders may:


(a)   remove any Receiver previously appointed; and


(b) appoint another person or other persons as Receiver or Receivers, either in the place of a Receiver so removed or who has otherwise ceased to act or to act jointly with a Receiver or Receivers previously appointed hereunder.

7.2 If at any time and by virtue of any such appointment(s) any two or more persons shall hold office as Receivers of the same assets or income, each one of such Receivers shall be entitled (unless the contrary shall be stated in any of the deed(s) or other instrument(s) appointing them) to exercise all the powers and discretions hereby conferred on Receivers individually and to the exclusion of the other or others of them.

7.3 Every such appointment or removal, and every delegation, appointment or removal by Noteholders in the exercise of any right to delegate its powers or to remove delegates herein contained, may be made either by deed or by instrument in writing under the hand of any officer of Noteholders or any person authorised in writing in that behalf by any such officer.

7.4 Every Receiver for the time being holding office by virtue of any appointment made by Noteholders hereunder shall (subject to any limitations or restrictions expressed in the deed or other instrument appointing him but notwithstanding a winding-up or dissolution of the Company) have, in relation to the Collateral, or as the case may be, that part of the Collateral in respect of which he was appointed:

(a) all the powers (as varied and extended by the provisions hereof) conferred by law (i) on mortgagors, (ii) on mortgagees in possession and (iii) on receivers or administrative receivers appointed under any such law; and

(b) power in the name or on behalf and at the cost of the Company to exercise all the powers and rights of an absolute owner and do or omit to do anything which the Company itself could do.

7.5 In addition to and without prejudice to the generality of the foregoing, every Receiver for the time being holding office by virtue of an appointment made by Noteholders hereunder shall (notwithstanding any winding-up or dissolution of the Company) have the following powers, namely:


(a) power to take possession of, collect and get in the Collateral and for that purpose to make, or to require the directors of the Company to make, calls upon the holders of the Company's share capital in respect of any such capital of the Company which remains uncalled and to enforce payment of calls so made and any previous unpaid calls by taking proceedings in the name of the Company or his own name;

(b) power to carry on and manage, or concur in the carrying on and management of, the whole or any part of the Company's business;

(c) power to sell, lease or otherwise dispose of or concur in selling, leasing, surrendering or accepting surrenders or otherwise disposing of the whole or any part of the Collateral;

(d) power to make any arrangement or compromise of claims as he shall think fit;

(e)   power to effect and renew insurances;

(f) power to take or defend proceedings in the name of the Company including proceedings for the compulsory winding-up of the Company;

(g) power to employ, engage and appoint such managers and other employees and professional advisers on such terms as he shall think fit including without limitation powers to engage his own firm in the conduct of the receivership;

(h) power to raise or borrow money from Noteholders or any other person to rank for payment in priority to the security constituted by or pursuant to this Deed and with or without a mortgage or charge on the Collateral or any part of it; and

(i) power to do all such other things as may seem to the Receiver to be incidental or conducive to the realisation of the security constituted by or pursuant to this Deed.

7.6 In making any sale or other disposal of any of the Collateral in the exercise of their respective powers (including a disposal by the Receiver) the Receiver or Noteholders may accept, as and by way of consideration for such sale or other disposal, cash, shares, loan capital or other obligations, including without limitation, consideration fluctuating according to or depending upon profit or turnover and consideration the amount whereof is to be determined by a third party. Any such consideration may be receivable in a lump sum or by instalments and upon receipt by the Receiver shall ipso facto be and become charged with the payment of the Secured Obligations. Any contract for any such sale or other disposal by the Receiver or Noteholders may contain conditions excluding or restricting the personal liability of the Receiver or Noteholders.

7.7 Every Receiver so appointed shall, so far as the law permits, be deemed at all times and for all purposes to be the agent of the Company which shall be solely responsible for such Receiver's acts and defaults and for the payment of his remuneration and shall be liable on any contracts or engagements made or entered into by any Receiver; and in no circumstances whatsoever shall Noteholders be in any way responsible for any misconduct, negligence or default of any Receiver. No Receiver shall have power to take any action in relation to the Collateral which Noteholders is prohibited from taking by virtue of the terms of this Deed.

7.8 All moneys from time to time received by the Receiver shall be paid to Noteholders and shall be held by Noteholders in accordance with the provisions of Clause 5.

7.9 The powers conferred by this Deed upon a Receiver over the Collateral may be exercised directly by Noteholders without first appointing a Receiver or notwithstanding the appointment of a Receiver.

7.10 Every Receiver so appointed shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and Noteholders (or, failing such agreement, to be fixed by Noteholders) appropriate to the work and responsibilities involved upon the basis of charging from time to time adopted in accordance with his current practice or the current practice of his firm.

7.11 If Noteholders shall take possession of the Collateral or any part thereof, Noteholders may from time to time give up such possession and Noteholders shall not nor shall any Receiver appointed by Noteholders be liable by reason of any entering into possession of the Collateral to account as a mortgagee in possession or for anything except actual receipts or be liable for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable.

7.12 The exclusion of any part of the Collateral from the appointment of the Receiver shall not preclude Noteholders from subsequently extending his appointment (or that of the Receiver replacing him) to that part.

7.13 Noteholders may from time to time and at any time require any such Receiver to give security for the due performance of his duties as such Receiver and may fix the nature and amount of the security to be so given by such Receiver, but Noteholders shall not be bound in any case to acquire any such security.

7.14 Noteholders may pay over to any Receiver any monies constituting part of the Collateral to the intent that the same may be applied for the purposes of this Deed by such Receiver and Noteholders may, from time to time, determine what funds the Receiver shall be at liberty to keep in hand with a view to the performance of his duties as such Receiver.

8     POWER OF ATTORNEY

8.1 For the purpose of securing the interest in the Collateral of Noteholders and the performance by the Company of the Secured Obligations, the Company hereby irrevocably for value and by way of security appoints the following, namely:

(a)   Noteholders;

(b) each and every person to whom Noteholders shall from time to time have delegated the exercise of the power of attorney conferred by this Clause (each a "DELEGATE"); and

(c) any Receiver appointed hereunder for the time being holding office as such,

jointly and also severally to be the attorney or attorneys of the Company and in its name and otherwise on its behalf and as its act and deed to sign, seal, execute, deliver, perfect and do all deeds, instruments, acts and things which may be required (or which Noteholders or Delegate or any Receiver appointed hereunder shall consider requisite) for carrying out any obligation imposed on the Company by or pursuant to this Deed, for carrying any sale or other dealing by Noteholders or such Receiver into effect, for conveying or transferring any legal estate or other interest in property or otherwise howsoever, for getting in the Collateral, and generally for enabling Noteholders, each Delegate and the Receiver to exercise the respective powers conferred on them by, or pursuant to, this Deed, or otherwise by law. Noteholders shall have full power to delegate the power conferred on it by this Clause, but no such delegation shall preclude the subsequent exercise of such power by Noteholders itself or preclude Noteholders from making a subsequent delegation thereof to some other person; any such delegation may be revoked by Noteholders at any time.


8.2 The Company hereby ratifies and confirms and agrees that it shall ratify and confirm all transactions entered into by Noteholders, such Receiver or Delegate in the exercise or purported exercise of Noteholders' or such Receiver's or Delegate's respective powers and all transactions entered into, documents executed and things done by Noteholders or such Receiver or Delegate by virtue of the power of attorney given by Clause 8.1.

9     SALE OF COLLATERAL

Notwithstanding any other provision in this Agreement, the Noteholders acknowledge that SecurityVillage Technologies has the right to purchase the Collateral from the Issuer pursuant to Section 2.1 of the Call Option Agreement, and the Noteholders hereby consent to such sale by the Issuer upon exercise of such option by SecurityVillage Technologies. Upon any such sale of the Collateral, the Issuer agrees to distribute the proceeds in accordance with the Investment and Intercreditor Agreement.

10    THE NOTEHOLDER'S POWERS

10.1 Subject to the provisions of this Clause 10, the provisions of Clause 9, the provisions of the LPA relating to the power of sale and the other powers conferred by Section 101 (1) and (2) of the LPA, to the extent that such powers are applicable hereto, are hereby extended (as if such extensions were contained in the LPA) to authorise Noteholders and, in any event, Noteholders are hereby authorised, at their absolute discretion (from the date hereof) and upon such terms as Noteholders may think fit:

(a) to sell or otherwise dispose of all the title to and interest in the Collateral or any part thereof or any interest in the same, and to do so for shares, debentures or any other securities whatsoever, or in consideration of an agreement to pay all or part of the purchase price at a later date or dates, or an agreement to make periodical payments, whether or not the agreement is secured by a security interest or a guarantee, or for such other consideration whatsoever as Noteholders may think fit, and also to grant any option to purchase, and to effect exchanges;

(b) with a view to, or in connection with, the management or disposal of the Collateral to carry out any transaction, scheme or arrangement which Noteholders may, in its absolute discretion, consider appropriate;

(c) to do all or any of the following things or exercise all or any of the following powers so far as not included in sub-clauses (a) and (b) above:

      (i) to take possession of, get in and collect the Collateral and to perfect interests comprised therein;

      (ii) to carry on and/or manage and/or concur in managing the business of the Company as it thinks fit and demand, sue for and collect and get in all moneys due to the Company as it thinks fit;

      (iii) to sell, exchange, license or otherwise dispose of, or in any way whatsoever deal with, the Collateral for such consideration (if any) and upon such terms as it may think fit;

      (iv) to appoint and engage employees, managers, agents and advisers upon such terms as to remuneration and otherwise and for such periods as it may determine, and to dismiss them;

      (v) in connection with the exercise, or the proposed exercise, of any of its powers to borrow or raise money from any person without security or on the security of the Collateral and generally in such manner and on such terms as it may think fit;

      (vi) to bring, defend, submit to arbitration, negotiate, compromise, abandon and settle any claims and proceedings concerning the Collateral;

      (vii) to call up all or any portion of the uncalled capital (if any) for the time being of the Company;

      (viii) generally to carry out, or cause or authorise to be carried out, any transaction, scheme or arrangement whatsoever, whether or not similar to any of the foregoing, in relation to the Collateral which it may consider expedient as effectually as if it were solely and absolutely entitled to the Collateral;

      (ix) in connection with the exercise of any of its powers, to execute or do, or cause or authorise to be executed or done, on behalf of or in the name of the Company or otherwise, as it may think fit, all documents, acts or things which it may consider appropriate and to exercise in relation to the Collateral all such powers as it would be capable of exercising if it were the absolute sole, legal and beneficial owner of the same and to use the name of the Company for all or any of the foregoing purposes;

      (x) to pay and discharge, out of the profits and income of the Collateral and the moneys to be made by it in carrying on any such business as aforesaid, the expenses properly incurred in and about the carrying on and management of any such business as aforesaid or in the exercise of any of the powers conferred by this Clause 10.1 or otherwise in respect of the Collateral in relation to the Company and all outgoings which it shall think fit to pay and to apply the residue in accordance with the provisions of Clause 5.

      (xi) to exercise or permit any other person to exercise any powers, rights or privileges in respect of the Collateral;

      (xii) to exercise any of the powers and perform any of the duties conferred on the Company by, or pursuant to, any of the Documents or any statute, deed or contract;

      (xiii) to disclaim, discharge, abandon, disregard, alter or amend on behalf of the Company all or any of the outstanding contracts of the Company except where any such amendment is proscribed by the terms of any Document and allow time for payment of any monies either with or without security;

      (xiv) to make and effect insurances and submit claims thereunder; (XV) to do all such other acts and things as it may consider necessary,

            incidental or conducive to the exercise of any of the powers hereby conferred; and generally to use the name of the Company in the exercise of all or any of the powers hereby conferred;

      (xvi) generally to do anything in relation to the Collateral as it could do if it were absolutely entitled thereto, subject to the provisions of this Deed, and any of the other Documents; and

      (xvii) to sanction or confirm anything suffered by the Company and concur with the Company in any dealing not hereinbefore specifically mentioned.

10.2 Section 103 of the LPA shall not apply in relation to any of the security interests contained in this Deed. The statutory powers of sale and of appointing a receiver which are conferred upon Noteholders as varied and extended by this Deed and all other powers shall in favour of any purchaser be deemed to arise and be exercisable immediately after the execution of this Deed but shall only be exercised upon and following the earlier of the giving of an Enforcement Notice.

10.3 Noteholders may raise and borrow money on the security of the Collateral or any part thereof for the purpose of defraying any moneys, costs, charges, losses and expenses paid or incurred by it in relation to this Deed (including the costs of realisation of any or all of the Collateral and the remuneration of Noteholders) or on the exercise of any of the powers contained in this Deed or any of the other Documents to which Noteholders is a party. Noteholders may raise and borrow such money at such rate of interest and generally on such terms and conditions as it shall think fit and may secure the repayment of the money so raised or borrowed with interest on the same by mortgaging or otherwise charging the Collateral or any part thereof and either in priority to the security constituted by this Deed, or otherwise and generally in such manner and form as Noteholders shall think fit and for such purposes may execute and do all such assurances and things as it shall think fit.

10.4 The powers conferred by this Deed in relation to the security constituted by this Deed or any part thereof on Noteholders or on any Receiver of the Collateral or any part thereof shall be in addition to, and not in substitution for, the powers conferred on mortgagees or receivers under the LPA and the Insolvency Act 1986 and where there is any ambiguity or conflict between the powers contained in either of such Acts and those conferred by this Deed the terms of this Deed shall prevail so far as permitted by law.

10.5 All the provisions relating to the exercise by Noteholders of its powers, trusts, authorities, duties, rights and discretions shall apply, mutatis mutandis, to the discharge by Noteholders of its powers, trusts, authorities, duties, rights and discretions under this Deed.

11    PROTECTION OF PURCHASERS

11.1 No purchaser or other person dealing with Noteholders or any Delegate or any Receiver appointed hereunder shall be bound to see or inquire whether the right of Noteholders or such Delegate or Receiver to exercise any of its or his powers has arisen or become exercisable or be concerned with notice to the contrary, or be concerned to see whether any such delegation by Noteholders shall have lapsed for any reason or been revoked. 11.2 The receipt of Noteholders or the Receiver or any Delegate shall be an absolute and a conclusive discharge to a purchaser or other such person as is referred to in Clause 11.1 and shall relieve such purchaser or other person of any obligation to see to the application of any moneys paid to, or by, the direction of Noteholders or the Receiver.

11.3 In Clauses 10.1 and 10.2 "PURCHASER" includes any person acquiring in good faith, for money or money's worth, any security interest over, or any other interest or right whatsoever in relation to, the Collateral.

11.4 Noteholders shall not, nor shall any Receiver appointed as aforesaid or any attorney or agent of Noteholders by reason of taking possession of the Collateral or any part thereof or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever, be liable to account to the Company or any other person whatsoever for any thing except actual receipts or be liable to the Company or any other person whatsoever for any loss or damage arising from the realisation of the Collateral or any part thereof or from any act, default or omission in relation to the security constituted by or pursuant to this Deed or any part thereof or from any exercise or non-exercise by it of any power, authority or discretion conferred upon it in relation to the security constituted by or pursuant to this Deed or any part thereof by or pursuant to this Deed, or otherwise unless such loss or damage shall be caused by its own negligence, wilful misconduct or fraud.

11.5 Without prejudice to the generality of Clause 10.4, entry into possession of the Collateral or any part thereof shall not render Noteholders or the Receiver liable to account as mortgagee in possession or liable for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable; and if and whenever Noteholders enters into possession of the Collateral, it shall be entitled at any time at its pleasure to go out of such possession.

12    REPRESENTATIONS AND WARRANTIES

The Company makes each of the representations and warranties set out in the Schedule and agrees that Noteholders may rely on such representations and warranties.

13    COVENANTS

13.1  The Company hereby covenants and agrees with Noteholders that it shall:

(a) comply with the terms and conditions of this Deed and will perform and observe the same;

(b) subject to the requirements of Clause 5.1 and the Priority of Payments duly pay all liabilities and comply with all obligations binding on it by law, contract or otherwise;

(c) to the extent permitted by applicable law, at all times execute all such further documents and do all such further acts and things as may be necessary at any time or times to give effect to the terms and conditions to this Deed;

(d) procure that at all times the security interest created by this Deed shall constitute a valid perfected security interest subject to no Liens other than any Liens created pursuant to this Deed;

(e) at any time, and from time to time, upon demand of Noteholders, deliver and pledge (or cause to be delivered and pledged) to the extent not previously pledged to Noteholders endorsed and/or accompanied by such further instruments of assignment and transfer in such form and substance as Noteholders may reasonably request, any and all cash equivalents (other than balances in bank accounts), instruments, securities, investments, documents and/or chattel paper included in or evidencing or otherwise relating to the Collateral owned or held by the Company as Noteholders may specify in its demand;

(f) following first receipt of any Proceeds, maintain the Proceeds Account with the Account Bank;

(g) deposit immediately in the Proceeds Account all proceeds received as a product of the Collateral.

13.2 The Company hereby covenants and agrees with Noteholders that it shall not without the consent of Noteholders:

(a) create (or attempt to create), extend or permit to subsist any encumbrance or other security interest whatsoever upon the whole or any part of the Collateral present and future, and whether ranking in priority to, or pari passu with, or subordinated to, the fixed security created by the Company under Clause 3.1 or any other security created in favour of Noteholders pursuant to this Deed;

(b) sell, convey, transfer, lease, lend or otherwise dispose of (or attempt to sell, convey, transfer, lease, lend or otherwise dispose of), whether by means of one or a number of transactions related or not and whether at one time or over a period of time, the whole or any part of the Collateral, or enter into an agreement (otherwise than an agreement conditional upon the consent or agreement of Noteholders) for any such sale, conveyance, transfer, lease, loan or other disposal or purport to do so save as permitted by this Deed and/or the Facility Agreements;

(c) make any redemption of or repurchase in respect of its share capital or issue any further shares or alter any rights attaching to its issued shares in existence at the date hereof such that the interests of Noteholders under this Deed would, in the reasonable opinion of Noteholders, be materially prejudiced or consolidate or merge with any other person and shall not (without the consent of Noteholders) declare or pay any dividends;

(d) pay any dividend or make any other distribution in respect of its share capital;

(e) to the extent that the Company's permission or consent is required, permit or agree to the assignment of rights under any Finance Document by any party thereto or assign any of its rights under any Finance Document; and

(f) permit or allow any of the Collateral to be levied upon under legal process or be subject to any Lien of whatsoever nature (other than those Liens created hereunder) unless promptly discharged within 5 Business Days and shall discharge such liens immediately upon becoming aware of the existence of the same.

13.3  The Company hereby covenants and agrees with Noteholders that it shall:

(a) promptly upon becoming aware of the same, inform Noteholders in writing of the following:

      (i) the submission of any claim or the initiation of any legal process, litigation or administrative or judicial investigation against the Company or any of its property;

      (ii) any proceeding instituted by or against the Company in any court or before any governmental body or agency, or before any arbitration board, or any such proceedings threatened by any governmental agency;

      (iii) the commencement of any proceedings by or against the Company under any applicable bankruptcy, reorganisation, liquidation, insolvency or other similar law now or hereafter in effect or of any proceeding in which a receiver, liquidator, trustee or other similar official shall have been, or may be, appointed or requested for the Company; and

      (iv) the receipt of notice from any agency or governmental body having authority over the conduct of the Company's business that (A) the Company is being placed under regulatory supervision, (B) any license, permit, charter, membership or registration material to the conduct of the Company's business is to be suspended or revoked, (C) the Company is to cease and desist any practice, procedure or policy employed by the Company in the conduct of its business, and such cessation will materially adversely affect the conduct of the Company's business or materially adversely affect the financial affairs of the Company, or (D) applicable tax laws have been promulgated, or existing tax laws will be enforced, which will result in decreased funds being available to the Company to perform its obligations under any of the Documents;

(b) give Noteholders written notice of the receipt by it of any notice of any breach of covenant, representation or warranty by it or any other party to any Document or any other event or circumstance which might reasonably be expected to materially adversely affect its ability, or the ability of any other party to any Document to perform its obligations thereunder no later than the date which falls two Business Days after the Company has actual notice of such event;

(c) permit Noteholders through its agent, attorney or representative to attend any meeting of the shareholders or a meeting of the board of directors of the Company and to be heard on any part of the business of the meeting which concerns Noteholders;

(d) whenever requested, give to Noteholders or to its attorneys or agents such information as they shall reasonably require with respect to all matters relating to the Company's affairs;

(e) at all times procure that appropriate books and records are kept and allow Noteholders and agents and attorneys appointed by it free access to the same at all reasonable times during the Company's normal business hours;

(f) upon becoming aware of the occurrence of any Enforcement Event or Potential Enforcement Event promptly inform in writing Noteholders of such occurrence;

(g) in order to enable Noteholders to ascertain the amount of outstandings under the Documents, deliver to Noteholders as soon as reasonably practicable upon being so requested in writing by Noteholders a certificate in writing signed by a director of the Company or some other person duly authorised in that behalf setting out such amount and the maturity date of such loans; and

(h) give to Noteholders notice of any proposed amendments to any of the Documents is a party not less than 15 days prior to the proposed effective date of such amendments save where such amendment is to correct a manifest error or is of a technical nature in which case a copy need only be provided no later than the effective date of such amendment.

14    PRESERVATION OF RIGHTS

14.1 To the extent permitted by applicable law, neither the security constituted by this Deed nor the rights, powers and remedies conferred upon Noteholders or any nominee or other delegate thereof by this Deed shall be discharged, impaired or otherwise affected by:

(a) the winding-up or dissolution of the Company or any other person or any change in its status, function, control or ownership;

(b) any of the obligations of the Company or any other person under any of the Documents or under any other security taken in respect of the obligations of the Company under any of the Documents or any of the obligations in respect of any Document being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(c) any waiver being granted or agreed to be granted to the Company or any other person in respect of any of its obligations under or related to any of the Documents;

(d)   any  amendment  to,  or  any  variation,   waiver  or  release  of,  any
      obligation of the Company or any other person under any of the Documents;

(e) any failure to take any security contemplated by any of the Documents or otherwise agreed to be taken in respect of the Company's obligations under any of the Documents;

(f) any failure to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the Company's obligations under any of the Documents; or

(g) any other act, event or omission which, but for this Clause 14.1, might operate to discharge, impair or otherwise affect the obligations of any party to any Documents, the security constituted under this Deed or any of the rights, powers or remedies conferred upon Noteholders or any nominee or other delegate thereof by any Documents or by law.

14.2 Any settlement or discharge between the Company and Noteholders, any nominee or other delegate thereof and any Receiver (the "RELEVANT PERSON(S)") shall be conditional upon no security or payment to the Relevant Person(s) by the Company or any other person on the Company's behalf being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency or liquidation for the time being in force and, in the event of any such security or payment being so avoided or reduced, the Relevant Person(s) shall be entitled to recover the value or amount of such security or payment from the Company and from the Security as if such settlement or discharge had not occurred.

14.3 None of Noteholders, any nominee or other delegate thereof and any Receiver shall be obliged before exercising any of the rights, powers or remedies conferred upon them by this Deed, any Document or by law:

(a) to take any action or obtain judgment in any court against the Company or any other person;

(b) to make or file any claim or proof in a winding-up or dissolution of the Company or any other person; or

(c) to enforce or seek to enforce any other security taken in respect of any of the obligations of the Company under any of the Documents.

15    WAIVER OF RIGHTS

15.1 The rights, powers and remedies provided by this Deed are cumulative and are not, nor are they to be construed as, exclusive of any rights, powers and remedies provided by law.

15.2 No failure on the part of Noteholders to exercise, or delay on its part in exercising, any of the rights, powers and remedies provided by this Deed, any Documents or by law (collectively, the "BENEFICIARY'S RIGHTS") shall operate as a waiver thereof, nor shall any single or partial waiver of any of the Beneficiary's Rights preclude any further or other exercise of that one of the Beneficiary's Rights concerned or the exercise of any other of the Beneficiary's Rights.

15.3 Any receipt, release or discharge of the security provided by or of any liability arising under this Deed may be given by Noteholders alone and shall not release or discharge the Company from any liability to Noteholders for the same or any other monies which may exist independently of this Deed. Where such receipt, release or discharge relates only to part of the Security, such receipt, release or discharge shall not prejudice or affect the security hereby created in relation to the remainder of the Security nor any of the rights and remedies of Noteholders hereunder or under any Document nor any of the obligations of the Company hereunder or under any Document.

15.4 Noteholders may, and without prejudice to its rights in respect of any subsequent breach, condition, event or act, from time to time and at any time waive or authorise on such terms and subject to such conditions as Noteholders may specify any breach or proposed breach by the Company or any other party of any of the covenants or provisions contained in this Deed.

16    COSTS AND EXPENSES

16.1 The Company shall, subject to the provisions of Clause 5, from time to time on demand of Noteholders, reimburse Noteholders for all costs and expenses (including legal fees and expenses of its counsel) incurred by it or in connection with the negotiation, preparation and execution of the Documents. If at any time hereafter, after the occurrence and during the continuance of an Enforcement Event or not, the Noteholders employ counsel to prepare or consider amendments, waivers or consents with respect to this Deed, or to take action or make a response in or with respect to any legal or arbitral proceeding relating to this Deed or relating to the Collateral, or to protect the Collateral or exercise any rights or remedies under this Deed or with respect to any Collateral, then the Company agrees to promptly pay upon demand any and all such reasonable costs and expenses of the Noteholders, all of which costs and expenses shall constitute Secured Obligations hereunder.

17    INDEMNITY

17.1 The Company shall indemnify Noteholders (which shall include its officers, directors and employees) and every attorney, agent, principal or other person appointed by it under this Deed against all claims, demands, liabilities, proceedings, costs, fees, charges, losses and expenses (collectively, the "Liabilities") incurred by any of them in relation to or arising out of the taking or holding of any of the Security, in the exercise or purported exercise of the rights, trusts, powers and discretions vested in any of them, as a result of Noteholders being a party to this Deed, or in respect of any matter or thing done or omitted to be done in connection with this Deed or pursuant to any law or regulation (otherwise than as a result of its gross negligence or wilful misconduct), except to the extent such Liabilities arise from the wilful misconduct, negligence or bad faith of Noteholders or those of its employees, officers or agents. This indemnity provision shall survive resignation or removal of Noteholders and the termination of the Agreement.

17.2 The Company shall pay all stamp, registration and other taxes to which this Deed or any of the other Documents or any judgment given in connection therewith is or at any time may be subject and shall, subject to the provisions of Clause 5, from time to time on demand of Noteholders, indemnify Noteholders against all liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

18    NOTICES

18.1 Each communication to be made hereunder shall be made in writing but, unless otherwise stated, may be made by telex, telefax or letter to the address of each party to this Deed set forth under their respective signatures hereto.

18.2 Any communication or document to be made or delivered by one person to another pursuant to this Deed shall (unless that other person has by fifteen days' written notice to Noteholders) be made or delivered to that other person either at the address notified by that other person to Noteholders as being the appropriate address for receipt of such communication or document or, if applicable, at the address identified with its signature below, and shall be deemed to have been made or delivered when dispatched (in the case of any communication made by telex or any communication made by telefax in respect of which telephone confirmation from the intended recipient as to legible receipt has been received) or (in the case of any communication made by letter) when left at that address or ten days after being deposited in the post postage prepaid in an envelope addressed to it at that address; provided that any communication or document to be made or delivered to Noteholders shall be effective only when received by it and then only if the same is expressly marked for the attention of the department or officer identified with its signature below and Noteholders shall not be deemed to have notice of the contents of such communication or document prior to such time.

18.3 Each communication and document made or delivered by one party to another pursuant to this Deed shall be in the English language or accompanied by a translation thereof into English certified (by an officer of the person making or delivering the same) as being a true and accurate translation thereof.

19    PARTIAL INVALIDITY

19.1 If one or more provisions contained in this Deed shall be invalid, illegal or unenforceable in any respect in any jurisdiction or with respect to any party, such invalidity, illegality or unenforceability in such jurisdiction or with respect to such party shall not, to the fullest extent permitted by applicable law, invalidate or render illegal or unenforceable such provision in any other jurisdiction or with respect to any other party. To the fullest extent it may effectively do so under applicable law, each of the parties hereto waives any provision of law that renders any provision hereof invalid or illegal in any respect.

19.2 Each of the provisions contained in this Deed shall be severable and distinct from one another and if at any time any one or more of such provisions is or becomes invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability in such jurisdiction of each of the remaining provisions of this Deed shall not in any way be affected, prejudiced or impaired thereby.

20    MISCELLANEOUS

20.1 The Company hereby waives, to the fullest extent permitted under applicable law, all rights it may otherwise have to require that all or any of the Security be enforced in any particular order or manner or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Security or any other encumbrance of any nature over any assets or revenues, which is capable of being applied in or towards discharge of any of the Secured Obligations, is so applied, whether on receipt or recovery or at any time thereafter.

20.2 This Deed may be executed in any number of counterparts each of which will be deemed to be an original and all of which when taken together constitute one and the same document. This Deed will become effective, if executed in counterparts, when executed by each of the parties hereto.

20.3 Any action required or permitted to be taken hereunder by the Noteholders, including amending this Agreement, shall be deemed taken by the Noteholders if consented to by Noteholders holding in the aggregate at least 80% in principal amount of the Notes.

21    GOVERNING LAW

This Deed is governed by, and shall be construed in accordance with, the laws of England.

22    JURISDICTION

22.1 Each of the parties hereto irrevocably agrees that the courts of England and Wales shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and, for such purposes, irrevocably submits to the jurisdiction of such courts.

22.2 Noteholders agree that the process by which any suit, action or proceeding is begun may be served on it by being delivered to its principal place of business for the time being.

22.3 Each of the parties hereto hereby irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 22.1 being nominated as a forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and agrees not to claim that any such court is not a convenient or appropriate forum.

22.4 The submission to the jurisdiction of the courts referred to in Clause 22.1 shall not (and shall not be construed so as to) limit the right of any party hereto to take proceedings in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

22.5 Each party hereby consents generally in respect of any legal action or proceeding arising out of or in connection with this Deed to the giving of any relief or the issue of any process in connection with such action or proceeding, including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such action or proceeding.


                                    * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Security Trust Agreement to be duly executed as a deed by their respective authorised officers as of the day and year first above written.

COMPANY:

SIGNED as a deed by                 )     /s/ Steven Chapman
FOAMART LIMITED                     )     Director:
in the presence of two directors/or )
director and the secretary:         )     /s/ Andrew Healey
                                          Director/Secretary:

Address for Notices:    Foamart Limited
                        c/o Nomura International plc
                        Nomura House
                        1 St. Martin's Grand
                        London EC1A 4NP
Attention:              Steve Chapman
                        Catherine McLoughlin

Telephone:              (44) 207-521-2000
Facsimile:              (44) 207-521-3655

Accepted and agreed to as of the date first above written.

NOTEHOLDERS:

SIGNED as a deed by                 )     /s/ Y. Ii
NOMURA INTERNATIONAL PLC            )     Director:
in the presence of two directors/or )
director and the secretary:         )     /s/ Andrew Healey
                                          Director/Secretary:

Address for Notices:    Nomura International plc
                        Nomura House
                        1 St. Martin's Grand
                        London EC1A 4NP
Attention:              Steve Chapman

                        Catherine McLoughlin
Telephone:              (44) 207-521-2000
Facsimile:              (44) 207-521.3655

SIGNED as a deed by                 )     C.A.E. Helyar
3K CAPITAL (GP) LIMITED             )     Director:
in the presence of two directors/or )
director and the secretary:         )     Sarah Flint
                                          Secretary:

Address for Notices:    c/o Tufton Oceanic Limited
                        Albermarle House
                        1 Albermarle Street
                        London W1X 3HF
Attention:              Ted Kalborg
Telephone:              (44) 207-518-6715
Facsimile:

SIGNED as a deed by                 )     /s/ Martin Stimler
J. STIMLER LTD.                     )     Director:
in the presence of two directors/or )
director and the secretary:         )     /s/ J. Stimler
                                          Director/Secretary:

Address for Notices:    Martin House
                        Downs Road
                        London E5 8QJ
Attention:              Mr. M. Stimler
Telephone:
Facsimile:

                                   SCHEDULE 1

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY


1 The Company (a) is a company duly organised, validly existing and in good standing with limited liability under the laws of England and Wales, and (b) has all requisite corporate power and authority to own its property and assets and to transact the business in which it is engaged.

2 The Company has the power and authority to make, deliver and perform the Documents and the execution, delivery and performance by the Company of each of the Documents, the granting of the security interest hereunder and all other transactions contemplated under any of such documents have been duly authorised by all requisite corporate and, if required, shareholder action. Except to the extent previously obtained, no consent or authorisation of, filing with, or other act by or in respect of, any Governmental Authority or any other person (including, without limitation, stockholders or creditors of the Company) is required in connection with the transactions contemplated hereunder or with the execution, delivery, performance, validity or enforceability of any of the Documents. This Deed has been, and each of the other Documents has been or will be, duly executed and delivered on behalf of the Company. This Deed constitutes, and each of the other Documents constitutes or, when duly executed and delivered, will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

3 The execution, delivery and performance of the Documents and the granting of the security interest hereunder will not violate in any material respect any provision of law or regulation, or any judgment, decree or order of any court or regulatory authority having jurisdiction, or any provision of the Company's Memorandum of Association or Articles of Association or result in a breach or default under or require any consent under any agreement or instrument to which it is a party or by which any of its property may be bound or affected and will not result in, or require, the creation or imposition of any Lien on any of its property, assets or revenues, other than the Liens created by this Deed.

4 No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Company, threatened by or against the Company or against any of its properties or revenues with respect to any of the Documents or any of the transactions contemplated thereby.

5 The Company is not in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could have a material adverse effect on its ability to perform its obligations under any of the Documents.

6     No Enforcement Event or Potential Enforcement Event has occurred.
7 No Lien exists upon any of the Collateral, except for Liens created or permitted pursuant to this Deed; the Company is and will be the lawful owner of and has and will have good title to, or has and will have a valid security interest in, all Collateral, in each case free and clear of all Liens, except for Liens created or permitted hereunder.

8 The Company has filed or caused to be filed all federal, state, local and other tax returns which are required to be filed by the Company and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority.

9 This Deed is effective to create in favour of Noteholders a valid, first priority perfected security interest in the Collateral, and is enforceable as such against creditors of and purchasers of the Company.

10 In any legal proceeding brought in the state or federal courts sitting in Delaware with respect to any of the Documents, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

11 The execution by the Company of each of the Documents to which it is a party constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

12 The Company's registered office is located at Weil, Gotshal & Manges, One South Place, London EC2M 2WG.
13 The Company is solvent and is not the subject of any voluntary or involuntary bankruptcy proceeding which has remained undismissed, undischarged or unbonded and in effect for a period of 90 consecutive days.

                                                                       EXHIBIT F


                        SAI/FOAMART INVESTMENT AGREEMENT

                  THIS AGREEMENT dated as of August 6, 2001 (this "AGREEMENT") among SecurityVillage.com Inc., a Delaware corporation ("SECURITYVILLAGE"), SecurityVillage Technologies, Ltd. ("SVT"), Security Associates International, Inc., a Delaware corporation ("SAI"), TJS Partners, L.P., a New York limited partnership ("TJS"), St. Martins Holdings II, Limited ("ST. MARTINS"), Audioguard International Plc ("AUDIOGUARD"), 3K Capital (GP) Limited, a company organized and existing under the laws of Guernsey ("3K"), Foamart Limited, a company limited by shares organized under the laws of England and Wales ("FOAMART"), James S. Brannen, Ron Davis and Moshe Cohen.

                  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Section 1.1 hereof.

                                    AGREEMENT

                  In consideration of the premises and of the mutual covenants, terms and conditions herein contained, the parties hereto agree as follows:

                              ARTICLE 1 DEFINITIONS

Section 1.1       Definitions

                  The following terms, as used herein, have the following meanings:

                  "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For the purpose of this definition, the term "CONTROL" (including with correlative meanings, the terms "CONTROLLING", "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession of the power to direct or cause the direction of the management and policies of a Person.

                  "AGREEMENT PARTY" means each party to this Agreement, including any Person who becomes a party to this Agreement after the date hereof.

                  "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement , dated as of the date of the Investment Closing, between SAI and SecurityVillage, as the same may be amended from time to time.

                  "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in New York City or Chicago, Illinois are authorized by law to close.

                  "CONTRACT" means any contract, commitment, agreement, arrangement, obligation, undertaking, instrument, permit, concession, franchise or license.

                  "CORPORATE PARTIES" means each of SecurityVillage, Foamart, 3K and SAI.

                  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

                  "GAAP" means United States generally accepted accounting principles, consistently applied.

                  "GOVERNMENTAL OR REGULATORY AUTHORITY" means any exchange, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any political subdivision.

                  "INVESTMENT CLOSING" has the meaning given to such term in
Section 2.1.

                  "INVESTOR LETTER" shall mean an investor letter in the form attached hereto, including representations and agreements substantially similar to Section 4.6.

                  "MONITORING SERVICES" means the provision of remote alarm monitoring services to Subscribers, and all related remote security services.

                  "PERSON" means an individual or entity.

                  "SAI" has the meaning set forth in the introductory paragraph to this Agreement.

                  "SAI COMMON" means the common stock, par value $0.001 per share, of SAI.

                  "SAI CONTROLLING STOCKHOLDERS" means TJS, James S. Brannen and Ron Davis.

                  "SEC" means the Securities and Exchange Commission.

                  "SECURITIES ACT" means the Securities Act of 1933, as amended.

                  "SECURITYVILLAGE" has the meaning set forth in the introductory paragraph to this Agreement.

                  "SECURITYVILLAGE CONTROLLING STOCKHOLDERS" means each of St. Martins, Moshe Cohen, Audiogard, 3K and Foamart.

                  "SECURITYVILLAGE DESIGNEES" shall mean those person or persons to be designated by Foamart to acquire the shares of Series A Preferred and/or Warrants and/or SAI Common issued hereunder, each of whom shall deliver an Investor Letter to SAI on or prior to the Investment Closing, which may include an escrow agent so long as each of the beneficiaries of the escrow arrangement have delivered an Investor Letter to SAI.

                  "SECURITYVILLAGE TECHNOLOGIES" shall mean SecurityVillage Technologies, Ltd., an Israeli corporation.

                  "SERIES A PREFERRED" means the Series A Convertible Preferred Stock, par value $10.00 per share, of SAI, of which there shall be up to 152,643 total authorized shares, each having a liquidation value of $350 per share and convertible into 100 shares of SAI Common, and otherwise having substantially the terms, preferences and provisions set forth in the Certificate of Designations therefore filed in the State of Delaware, as amended.

                  "SUBSCRIBER" means an individual or entity who has contracted to obtain Monitoring Services.

                  "SUBSIDIARY" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by any Person.

Section 1.2       Interpretation, Etc.

                  Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; and (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.


                      ARTICLE 2 SECURITYVILLAGE INVESTMENT

Section 2.1       SecurityVillage Investment

                  (a) On or prior to July 11, 2001, (i) Foamart or the SecurityVillage Designees shall purchase and SAI shall issue to Foamart or the SecurityVillage Designees, for a total cash purchase price of U.S. $4,000,000:
(a) 12,100 shares of Series A Preferred, (b) stock purchase warrants entitling the holder of such warrants to purchase 1,815,000 shares of SAI Common (the "WARRANTS") and (c) 710,000 shares of SAI Common, and (ii) SecurityVillage shall transfer to SAI a copy of the $1,500,000 promissory note dated May, 2000 made by Monitoring Acquisition Corporation in favor of SecurityVillage (the "KC NOTE"), together with an assignment instrument thereto and Affidavits of Lost Note and Indemnity Agreement executed by each of Moshe Cohen and Peter Fidelman, each in form attached hereto, and, in consideration therefore, SAI shall issue 300,000 shares of SAI Common to SecurityVillage. The Warrants will have an exercise price of U.S. $3.50 per share and otherwise have the terms and provisions set forth on Exhibit 2.1 attached hereto.

                  (b) Completion of the purchase and sale of the Series A Preferred, the Warrants and the SAI Common contemplated by Section 2.1(a) shall occur following the receipt by SAI of approval from the American Stock Exchange of the Additional Listing Application with respect to the shares issued in the transactions contemplated hereby ("LISTING APPROVAL") and simultaneously with the consummation of the Asset Purchase Agreement at a closing (the "FIRST INVESTMENT CLOSING") at the offices of Sachnoff & Weaver, Ltd., 30 South Wacker Drive, Suite 2900, Chicago, Illinois, 60606, or at such other place as may be mutually agreed by the parties. At the First Investment Closing, Foamart shall pay to SAI a total of U.S. $4,000,000 by wire transfer of immediately available funds, against delivery by SAI of the shares of Series A Preferred, SAI Common and Warrants contemplated by Section 2.1(a)(i) (the "FIRST CLOSING SECURITIES") to Foamart and/or the SecurityVillage Designees. The consummation of the issuance and sale of the First Closing Securities either directly or in escrow, as contemplated hereby, is referred to herein as the "MINIMUM INVESTMENT."

                  (c) If Foamart has not completed the Minimum Investment for U.S. $4,000,000 on or prior to July 11, 2001, then this Agreement shall be terminated and shall be of no further force and effect, other than Sections 2.1(a)(ii), 2.1(c) and 6.1, which shall remain in full force and effect and enforceable by the parties, and the note transfer and SAI Common issuance contemplated by Section 2.1(a)(ii) shall occur immediately thereafter.

Section 2.2       Stockholders Agreement; Board Representation.

                  In connection with the SV Investment, SecurityVillage, SAI and the holders of the currently outstanding Series A Preferred will enter into a Stockholders Agreement in the form attached hereto as Exhibit 2.2 (the "STOCKHOLDERS AGREEMENT").


Section 2.3 SecurityVillage Technologies Warrants. At the closing of the First Investment Closing, SecurityVillage Technologies shall issue to SAI a stock purchase warrant, entitling SAI to purchase fifteen percent (15%) of SecurityVillage Technologies on a fully diluted basis (subject to customary adjustments for stock splits and the like and subject to customary antidilution provisions) (the "SV WARRANTS"). The SV Warrants shall have a term of ten (10) years and shall have an exercise price reflecting a fully diluted enterprise value equal to the lower of (i) the pre-money valuation at the time of SecurityVillage Technologies' initial public offering, or (ii) $50,000,000.

Section 2.4       Lock-Up Restrictions.

                  (a) Foamart hereby covenants and agrees that during each of the periods set forth below (each, a "LOCK-UP PERIOD" and collectively, the "LOCK-UP PERIODS"), neither Foamart nor any of the SecurityVillage Designees shall, directly or indirectly, sell, offer to sell, solicit an offer to sell, contract or grant any option or warrant to sell (including, without limitation, any short sale), register, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise transfer or dispose of the shares of SAI Common to be delivered pursuant to this Agreement, other than sales or distributions to the SecurityVillage Designees, Foamart's stockholders or other investors who agree to become bound by the provisions of this Section 2.4 and except that Foamart shall be free to sell up to 15,000 shares of SAI Common to a party approved by TJS (the "LOCK-UP RESTRICTION"). These Lock-Up Restrictions shall be in addition to any securities law restrictions in Section 4.5. The shares subject to the Lock-Up Restriction are referred to in this Agreement as the "LOCK-UP SHARES." The Lock-Up Restriction shall terminate on the dates set forth below:

                  (i) with respect to that number of shares equal to thirty-three percent (33%) of the total number of Lock-Up Shares, on the first anniversary of the First Investment Closing;

                  (ii) with respect to that number of shares equal to thirty-four percent (34%) of the total number of Lock-Up Shares, on the date which falls eighteen-months after the First Investment Closing; and

                  (iii) with respect to that number of shares equal to
                        thirty-three percent (33%) of the total number of Lock-Up Shares, on the second anniversary of the First Investment Closing.

                  Notwithstanding the foregoing, SVT may transfer up to 15,000 Lock-Up Shares in the aggregate in any month in accordance with the terms of the Registration Rights Agreement.

                  (b) Shareholder Transfers. Notwithstanding the provisions of
Section 2.4(a), Foamart or the SecurityVillage Designees may distribute Lock-Up Shares to their respective stockholders from time to time, and the SecurityVillage Designees may transfer Lock-Up Shares as necessary or desirable to satisfy its liabilities or in connection with the sale of Supply Dog, a subsidiary of SecurityVillage; provided that (i) in the case of any transferee other than a SecurityVillage Designee, all such transfers are made in strict compliance with the legal opinion and other requirements of Section 4.5 and each such transferee shall execute an investor letter, in the form attached hereto, setting forth certain investment representations, and (ii) before any transfer shall be effective, the transferee shall execute and deliver a joinder agreement in favor of SAI agreeing to be bound by the provisions of this Section 2.4 solely to the extent of the Lock-Up Shares so transferred to such Person. Any attempted transfer in violation of Section 2.4 shall be void, ab initio.

                  (c) Cooperation in Sale. Each of SAI and TJS agrees to cooperate with and use commercially reasonable efforts to assist SecurityVillage, Foamart and the SecurityVillage Designees with the sale or other disposition of (i) up to 250,000 shares of SAI Common within six (6) months of the date hereof and (ii) up to an additional 250,000 shares of SAI Common within twelve (12) months of the date hereof, including, without limitation, agreeing to register such securities in such amounts with the SEC to the extent SAI reasonably believes the registration and sale of shares under such registration would not materially adversely affect the trading price of the SAI Common and assisting in finding purchasers of such securities in a private placement thereof.


Section 2.5       SAI Preferred Stock; Registration Rights.

                  SAI, SecurityVillage and the holders of the approximately 100,000 shares of outstanding Series A Preferred whose underlying SAI Common is not already registered will enter into a Registration Rights Agreement in the form attached hereto as Exhibit 2.5 (the "REGISTRATION RIGHTS AGREEMENT").

                  ARTICLE 3 ASSET PURCHASE WITH SECURITYVILLAGE

Section 3.1       Asset Purchase


                  At or promptly after the consummation of the SV Investment in accordance with Article 2, SAI and SecurityVillage shall enter into the Asset Purchase Agreement in the form attached hereto as Exhibit 3.1 (the "ASSET PURCHASE AGREEMENT").


Section 3.2       SecurityVillage Distribution Agreement


                  Upon closing of the Asset Purchase Agreement, SAI shall enter into a letter agreement with SVT, in the form attached hereto as Exhibit 3.2.


                    ARTICLE 4 REPRESENTATIONS AND WARRANTIES

                  As a material inducement to the other Agreement Parties to enter into this Agreement, each Agreement Party, as to itself, represents and warrants to the others that:

Section 4.1       Organization

                  Each Corporate Party is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is authorized to do business in each jurisdiction where the character or location of its assets or properties owned, leased or operated by it or the nature of its activities makes such qualification necessary. TJS is a limited partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

Section 4.2       Authorization of Transactions

                  Each Agreement Party has all requisite power, authority and legal capacity to enter into this Agreement, subject to any stockholder approval that may be required by AMEX. The execution, delivery and performance of this Agreement by each of the Corporate Parties and the consummation of each of the transactions contemplated hereby have been duly and validly approved by its board of directors, and no other corporate proceedings on the part of any Corporate Party are necessary to authorize the execution, delivery and performance of this Agreement by Agreement Parties and the consummation by any of them of the transactions contemplated hereby and thereby, other than in the case of the Corporate Parties obtaining, where regulated, the approval of their respective stockholders. This Agreement has been duly and validly executed and delivered by each of the Agreement Parties and, subject (in the case of the Corporate Parties) to the obtaining, where required by applicable laws and regulations, of the approval of their respective stockholders, constitutes legal, valid and binding obligations of each of the Agreement Parties enforceable against each of the Agreement Parties in accordance with their terms.

Section 4.3       Non-Contravention; Approvals and Consents


                  (a) Except as set forth on each Agreement Party's Schedule 4.3(a), the execution and delivery of this Agreement does not, and the performance by each of them of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of its assets or properties or under any of the terms of (i) its certificate or articles of incorporation or bylaws (or other comparable charter documents), or (ii) subject to the obtaining of any necessary stockholders' approval and the taking of the actions described in paragraph (b) of this Section, (x) any laws or orders of any Governmental or Regulatory Authority, or (y) any contracts to which any of them or their assets are bound, excluding those which, in the aggregate, could not be reasonably expected to have a material adverse effect on any Agreement Party or on the ability of any Agreement Party to consummate the transactions contemplated by this Agreement.

                  (b) Except: (i) as set forth on each Agreement Party's
Schedule 4.3(b), (ii) for filings to be made with the SEC, the declaration of the effectiveness of any such filings by the SEC and filings with, and stockholder approvals required by, various Governmental and Regulatory Authorities that are required in connection with the transactions contemplated by this Agreement, and (iii) for the filing of a certificate of merger and other appropriate documents with the relevant authorities of the states in which a Corporate Party is incorporated or qualified to do business, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other third party is necessary for the execution and delivery of this Agreement and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, other than those which the failure to make or obtain, in the aggregate, could not be reasonably expected to have a material adverse effect on an Agreement Party or on the ability of it to consummate the transactions contemplated by this Agreement.


Section 4.4       Legal Proceedings

                  There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of any Agreement Party, threatened against, relating to or affecting, nor are there any Governmental or Regulatory Authority investigations or audits pending or to the knowledge of any Agreement Party threatened against, relating to or affecting, such Agreement Party or any of its assets which, in the aggregate, could be reasonably expected to have a material adverse effect on it or on its ability to consummate the transactions contemplated by this Agreement, and there are no facts or circumstances known to any Agreement Party that could be reasonably expected to give rise to any such action, suit, arbitration, proceeding, investigation or audit, and none of the Agreement Parties is subject to any order of any Governmental or Regulatory Authority which, in the aggregate, is having or could be reasonably expected to have a material adverse effect on such Agreement Party or on its ability to consummate the transactions contemplated by this Agreement.

Section 4.5       Restricted Securities

                  (a) Foamart understands and agrees that: (i) the SAI Common, Series A Preferred and Warrants to be issued pursuant to this Agreement have not been, and as of the date hereof will not be, registered under the Securities Act or under any state securities laws; (ii) such securities are being offered and issued in reliance upon Federal and state exemptions for transactions not involving any public offering; (iii) a "stop transfer" order will be placed against the certificates representing such securities until the date that such securities are registered under the Securities Act or until SAI has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law; provided that Foamart may transfer such securities to any of the SecurityVillage Designees if either (a) such transfer meets all of the conditions under which a transfer is exempt from registration or qualification under applicable law set forth in an opinion that has been delivered to SAI prior to such transfer, or (b) Foamart complies with all requirements under Federal and local securities laws, including a prohibition on general solicitation, each transferee, as applicable, executes and delivers an Investor Letter to SAI in connection with such transfer and, if required by SAI's transfer agent, accompanied by a legal opinion that such transfer is exempt from registration; and (iv) the certificates representing the shares of securities issued hereby will bear the legend set forth below:

                        The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT"), or any applicable state securities laws, in reliance on exemptions under the Act and applicable state securities laws. No transfer or sale of these shares or any interest therein may be made without such registration and qualification unless either (i) the issuer has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law or (ii) has otherwise satisfied the terms of the Investment Agreement (as defined below) regarding such transfer.

                        The shares evidenced by this certificate were issued pursuant to an Investment Agreement, dated as of August 6, 2001, among the issuer and the original holder of the such shares and certain other parties (the "INVESTMENT AGREEMENT"). A copy of the Investment Agreement is on file at the offices of the issuer. The Investment Agreement provides for, among other things, certain restrictions upon transfer of the shares evidenced by this certificate. By accepting such shares, the holder agrees to be bound by all such transfer restrictions in the Investment Agreement.

                  (b) Foamart further represents that: (i) Foamart is acquiring the SAI Common, Series A Preferred and Warrants to be acquired by Foamart pursuant to this Agreement solely for Foamart's own account for investment purposes and not with a view to the distribution thereof within the meaning of the Securities Act; (ii) Foamart is a sophisticated investor with knowledge and experience in business and financial matters; (iii) Foamart has had access to all SAI SEC Reports (defined herein) filed by SAI during the current year and the year preceding the current year, and has had the opportunity to obtain additional information and ask questions and receive answers as desired in order to evaluate the merits and risks inherent in holding the SAI Common, the Series A Preferred and the Warrants to be acquired hereunder; (iv) Foamart has not been offered such securities by any form of general advertising or general solicitation; and (v) Foamart is able to bear the economic risk and lack of liquidity inherent in holding such securities.

Section 4.6       Private Offering

                  SecurityVillage further represents that: (i) the SAI Securities are being acquired by SecurityVillage for its own account, for investment purposes, and not with a view to distribution thereof (except for those SAI Securities to be distributed or designated for issuance to SecurityVillage Designees), (ii) SecurityVillage is an "accredited investor" as defined in Rule 501 under the Securities Act and is a sophisticated investor with knowledge and experience in business and financial matters; (iii) SecurityVillage has had access to all SEC Reports filed by SAI during the current year and the year preceding the current year, and has had the opportunity to obtain additional information and ask questions and receive answers as desired in order to evaluate the merits and risks inherent in holding the SAI Securities; (iv) SecurityVillage has not been offered the SAI Securities by any form of general advertising or general solicitation; and (v) SecurityVillage is able to bear the economic risk and lack of liquidity inherent in holding the SAI Securities.

Section 4.7       Capitalization


                  SecurityVillage hereby represents and warrants to SAI that set forth on Schedule 4.7 is a list setting forth the authorized and issued capital stock, by class, and all rights to acquire capital stock or securities convertible into or exchangeable for capital stock, of each of SecurityVillage and SecurityVillage Technologies as of the date hereof and after giving effect to the transactions contemplated hereby, including the name of the record owner and beneficial owner if known. SAI hereby represents and warrants to SecurityVillage that set forth on Schedule 4.7(b) is a list setting forth the authorized and issued capital stock, by class, and all rights to acquire capital stock or securities convertible into or exchangeable for capital stock, of SAI as of the date hereof and after giving effect to the transactions contemplated hereby, including the name of the record owner and beneficial owner if known. The SecurityVillage Controlling Stockholders collectively own approximately 47% of the voting capital stock of SecurityVillage on a fully diluted basis, which is sufficient under SecurityVillage's certificate of incorporation, bylaws and all voting agreements to authorize the transactions contemplated hereby. Except for the SecurityVillage Controlling Stockholders, no other person owns, directly or indirectly, more than 5% of the voting capital stock of SecurityVillage on a fully diluted basis.


Section 4.8       Disclosure

                  The representations and warranties made by each Agreement Party herein, and all statements made in any exhibit, schedule or certificate furnished by any Agreement Party pursuant to this Agreement, do not contain, and at the time of the closing of the respective Transactions will not contain, any untrue statement of a material fact, or omit to state any material fact required to be stated herein, or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 4.9       SAI Securities

                  SAI has taken, or prior to the date hereof will take, all corporate actions necessary to authorize and approve the issuance of the SAI Common, the Series A Preferred and the Warrants to be issued in connection with this Agreement, and as of the date hereof such securities, as applicable, will, when issued in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable. Except as contemplated herein, there are no statutory or contractual shareholders' preemptive rights or rights of refusal upon consummation of this Agreement with respect to the issuance of the SAI Common, the Series A Preferred or the Warrants to be issued in connection with this Agreement.

Section 4.10      Commission Filings

                  SAI has filed all reports and documents required to be filed by SAI with the SEC under the Securities Exchange Act of 1934, as amended (the "SECURITIES EXCHANGE ACT"), and the Securities Act during the one year period ending on the date hereof (collectively, the "SAI SEC REPORTS"). The SAI SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Exchange Act, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SAI SEC Reports or necessary in order to make the statements in such SAI SEC Reports, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of SAI included in the SAI SEC Reports complied when filed as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and were, when filed, in accordance with the books and records of SAI, complete and accurate in all material respects, and presented fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of SAI and its subsidiaries as of the dates and for the periods indicated, in accordance with generally accepted accounting principles, consistently applied, subject in the case of interim financial statements to normal year-end adjustments and the absence of certain footnote information.

                   ARTICLE 5 CERTAIN COVENANTS AND AGREEMENTS

Section 5.1       No Inconsistent Agreements

                  Each of the Agreement Parties shall use its best efforts to ensure that none of their respective Subsidiaries, Affiliates or shareholders enter into any agreement or take any action with respect to the Transactions or any other matter contemplated by this Agreement which is inconsistent with the fulfillment of its obligations under this Agreement or which otherwise conflicts with the provisions hereof.

Section 5.2       Fulfillment of Conditions

                  Each of the Agreement Parties will proceed diligently to satisfy each condition to the other's obligations contained in this Agreement and to consummate the Transactions, and none will take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition or to cause any of the Transactions not to be consummated.

Section 5.3       Confidentiality

                  Each Corporate Party will hold, and will use its best efforts to cause its Affiliates, and their respective representatives to hold, in strict confidence from any Person (other than an Affiliate or representative) all documents and information concerning any other Corporate Party or its Affiliates furnished to it by the other Corporate Party or its representatives in connection with this Agreement or the transactions contemplated hereby. The provisions of this Section shall not apply to the extent that such documents or information can be shown to have been (a) previously known by the party receiving it, (b) in the public domain through no fault of the receiving party or (c) acquired by the receiving party from another source if the source is not under an obligation to another Corporate Party to keep such documents and information confidential. The foregoing shall not apply: (a) if a party is compelled to disclose by judicial or administrative process or by other requirements of law; (b) if confidential information is disclosed in an action or proceeding brought by a Corporate Party in pursuit of its rights or in the exercise of its remedies; or (c) to a Corporate Party's use of documents and information concerning the other Corporate Party after acquiring another Corporate Party. In the event the King Acquisition or the merger contemplated by the Merger Agreement is not consummated, upon the request of a disclosing Corporate Party, each other Corporate Party to the transaction that was not consummated will, and will cause its Affiliates and their respective representatives to, promptly return all copies of confidential documents and information furnished by the disclosing Corporate Party and destroy all writings containing confidential information.

Section 5.4       Approvals

                  Subject to the exercise of fiduciary obligations under applicable law as advised in writing by independent legal counsel, each Corporate Party shall deliver resolutions of its board of directors approving all necessary corporate actions required to fulfill such Corporate Party's obligations pursuant to this Agreement. Each Corporate Party shall take all commercially reasonable steps to obtain the adoption and approval of such corporate actions by such Corporate Party's stockholders where necessary.

Section 5.5       Voting Agreement

                  In the event that SAI in its sole discretion determines that a vote of its stockholders is required to approve any or all of the transactions contemplated hereby, each of the parties to this Agreement hereby agree to vote all shares they control and are entitled to vote in favor of the transactions contemplated hereby at any meeting of stockholders or written consent requested by SAI. SecurityVillage agrees to promptly call a meeting of its stockholders to approve the transactions contemplated hereby, and each of the SecurityVillage Controlling Stockholders agree to vote all shares of SecurityVillage's voting capital stock held or controlled by them, in favor of all of the transactions contemplated hereby.

Section 5.6       SecurityVillage Designees


                  Prior to the Investment Closing, SecurityVillage will deliver to SAI a schedule that sets forth the SecurityVillage Designees who will acquire the SAI Securities contemplated by Article 2 and Article 3 hereof and specifies, for each such SecurityVillage Designee, the SAI securities they will receive. The SAI securities may initially be held by an escrow agent on behalf of SecurityVillage and the SecurityVillage Designees.


Section 5.7       Monital

                  SAI hereby agrees that, if (a) at any time SAI shall acquire either (i) all of the capital stock or (ii) all or substantially all of the assets of KC Acquisition Corp. ("KING"), by acquisition, merger or otherwise, and (b) at the time of such consolidation, all of the disputes among Monital Signal Corporation and/or King, as the case may be, and MTL Acquisition Corp., The Executors of the United Kingdom Estate of Eric Hurst (Deceased), Robert Hurst, Edward Hurst, Linda Hurst, Heather Hurst, First Court Limited, Maygarden Limited and The Temporary Administrator of the United States Estate of Eric Hurst (Deceased), have not been finally resolved, then SAI shall cause such parties to cease any and all legal and/or arbitration actions related thereto.

Section 5.8       KC Note

                  SecurityVillage hereby covenants and agrees to use commercially reasonable efforts to either (i) locate and deliver to SAI the original executed KC Note or (ii) obtain and deliver to SAI an original promissory note executed by Monitoring Acquisition Corporation in replacement of the KC Note in form and substance reasonably satisfactory to SAI, within thirty
(30) days of the date hereof.

                             ARTICLE 6 MISCELLANEOUS

Section 6.1       Entire Agreement; Mutual Release


                  This Agreement and any other agreements executed in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to the subject matter hereof, including without limitation, the Letter Agreement dated as of April 12, 2000, as amended, and the Investment Agreement, dated as of March 15, 2001 (collectively, the "OLD AGREEMENTS"). Without limiting the generality of the foregoing, this Agreement supersedes the Old Agreements in their entirety and the Old Agreements are hereby terminated and shall be of no further force and effect. Each party hereto releases and forever discharges each other party hereto and its respective agents, servants, members, managers, employees, directors, officers, attorneys, affiliates, subsidiaries, successors and assigns and all persons, firms, corporations, and organizations acting on their behalf, from all damage, loss, claims, demands, liabilities, obligations, actions and causes of action whatsoever, known or unknown, liquidated or unliquidated, certain or contingent, that such Party hereto has had, now has, may now have or claim to have, or may hereafter have, against each and every other party hereto, on account of, in connection with, or in any way touching, concerning, relating to, arising out of or founded upon, the Old Agreements and any of the transactions contemplated thereby, whether oral or written, including all such loss or damage of any kind heretofore sustained, or that may otherwise arise as a consequence of the dealings between the Parties hereto up to and including the date of this Agreement, other than the obligations of a party under the express terms of this Agreement or any definitive agreement executed by such party pursuant to this Agreement or pursuant to the Old Agreements (collectively, the "RELEASED CLAIMS"). Each party hereby represents and warrants to the other parties that such party has not sold, assigned or transferred any Released Claims (in whole or in part), agrees not to bring any action with respect to any of the Released Claims and agrees that this Section 6.1 may be plead as a complete defense and bar to any such action. SecurityVillage hereby irrevocably waives and releases any and all claims to compensation from SAI with respect to or in consideration for any services by or on behalf of SecurityVillage in connection with KC Acquisition Corp.'s acquisition of Monital Signal Corporation.


Section 6.2       No Assignment; Binding Effect

                  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective permitted successors and assigns.

Section 6.3       Amendment; Waiver; Termination

                  No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except in writing executed by each of the Agreement Parties. Notwithstanding the foregoing, each of the dates set forth in Sections 2.1(a), (c) and (d) of this Agreement may be extended by no more than two (2) calendar weeks by the written agreement of SAI and Foamart and such amendment shall be binding on all parties hereto.

Section 6.4       Public Announcements

                  Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, none of the Agreement Parties will, or permit any of their representatives to, cause the publication of any press release or other public announcement relating to the Transactions without the consent of the Corporate Parties, which consent shall not be unreasonably withheld, provided, however such consent will be deemed given five (5) days after receipt of the material sought to be published if consent is not withheld in writing. The Corporate Parties will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to the Transactions, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable, but in no event less than five (5) days prior to publication.

Section 6.5       No Third-Party Beneficiaries

                  The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than the SecurityVillage Designees.


Section 6.6       Mutual Cooperation

                  SAI acknowledges that during the sixty (60) day period following consummation of the Asset Purchase Agreement (the "INTERIM PERIOD"), SAI shall permit Peter J. Fidelman ("FIDELMAN") to assist SecurityVillage in its efforts to secure additional equity financing and in resolving certain outstanding liabilities and claims of SecurityVillage, including the sale of Supply Dog (the "INTERIM ACTIVITIES"). SAI shall not seek reimbursement from Foamart or SecurityVillage for Fidelman's time spent on Interim Activities. SecurityVillage and Foamart acknowledge and agree that (i) none of the actions by Fidelman with respect to Interim Activities shall be at, for or under the authority of SAI and (ii) they will have sole responsibility and obligation to Fidelman and all third parties with respect to the Interim Activities.


Section 6.7       Notices

                  All notices and other communications given or made pursuant hereto, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by fax (with confirmation in writing), delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the fax number or address set forth below or at such other addresses as shall be furnished by the parties by like notice, and such notice or communication shall be deemed to have been given or made upon receipt:

if to SecurityVillage, to:            SecurityVillage.com, Inc.
                                      85 Medinat Ha'yehudim
                                      P.O. Box 4036
                                      Herzliya Pitauch
                                      46140 Israel
                                      Facsimile:  972-9-955-7580


if to Foamart, to:                    Foamart Limited
                                      c/o Nomura International plc
                                      Nomura House
                                      1 St. Martin's Grand
                                      London, EC1A 4NP
                                      England
                                      Facsimile: (44) 207-521-3655
                                      Attn:      Steve Chapman
                                                 Catherine McLoughlin

with a copy to:                       Weil, Gotshal & Manges
                                      One South Place
                                      London EC2M 2WG
                                      England
                                      Facsimile: (44) 207-903-0990
                                      Attn: Doug Warner


if to SAI, to:                        Security Associates International, Inc.
                                      2101 S. Arlington Heights Road, Suite 150
                                      Arlington Heights, IL 60005-4142
                                      Facsimile:  847-956-9360
                                      Attn: President

with a copy to:                       Sachnoff & Weaver, Ltd.
                                      30 South Wacker Drive, Suite 2900
                                      Chicago, IL 60606
                                      Facsimile: 312-207-6400
                                      Attn: Jeffrey Schumacher

if to TJS:                            TJS Partners, L.P.
                                      115 East Putnam Avenue
                                      Greenwich, CT 06830
                                      Facsimile: 203-629-9594


if to any other Agreement Party, to the address set forth opposite its name on the signature pages hereto.


Section 6.8       Headings

                  The headings contained in this Agreement and in the Schedules and Exhibits hereto are for convenience only and shall not affect the meaning or interpretation of this Agreement.

Section 6.9       Counterparts

                  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

Section 6.10      Applicable Law

                  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 6.11      Invalid Provisions

                  If any provision of this Agreement is held to be illegal, invalid or unenforceable and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 6.12      Specific Enforcement

                  The parties hereto agree and acknowledge that money damages would not be a sufficient remedy for any breach of any provision of this agreement by any of the parties hereto and that any such breach would constitute immediate and irreparable harm, and that in addition to all other remedies which any party hereto may have, each party will be entitled, without posting any bond, to specific performance and injunctive relief, without showing any actual damage, or other equitable relief as a remedy for any such breach.

Section 6.13      Mutual Drafting

                  This Agreement is the mutual product of the parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Agreement Parties, and shall not be construed for or against any Agreement Party hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                      SECURITYVILLAGE.COM INC.

                                      By:  /s/ Moshe Cohen
                                           -------------------------------------
                                           Name:  Moshe Cohen
                                           Title: Chairman


                                      SECURITYVILLAGE TECHNOLOGIES, LTD.

                                      By:  /s/ Moshe Cohen
                                           -------------------------------------
                                           Name:  Moshe Cohen
                                           Title: Chairman


                                      SECURITY ASSOCIATES INTERNATIONAL, INC.

                                      By:  /s/  James S. Brannen
                                           -------------------------------------
                                           Name: James S. Brannen
                                           Title: President


                                      TJS PARTNERS. L.P.

                                      By:      TJS Management, L.P.
                                               General Partner

                                               By:   TJS Corporation
                                                     General Partner

                                                     By: /s/ Thomas J. Salvatore
                                                        ------------------------
                                                         Thomas J. Salvatore
                                                         President


                                                   /s/ James S. Brannen
                                            ------------------------------------
                                                         JAMES S. BRANNEN


                                                  /s/ Ron Davis
                                            ------------------------------------
                                                      Ron Davis


                                                  /s/ Moshe Cohen
                                            ------------------------------------
                                                      Moshe Cohen



                                      ST. MARTINS HOLDINGS II, LIMITED

                                            By: /s/ Emmanueal Roubinowitz
                                               ---------------------------------
                                            Title: Director


                                      AUDIOGUARD INTERNATIONAL

                                            By: /s/ Moshe Cohen
                                               ---------------------------------
                                            Its:  President


                                      3K CAPITAL (GP) LIMITED

                                            By: /s/  C.A.E. Helyar
                                               ---------------------------------
                                            Its: Director



                                            FOAMART LIMITED

                                            By:  /s/ Steven M. Chapman
                                               ---------------------------------
                                            Its:  Director

                                                                       EXHIBIT G


                             STOCKHOLDERS AGREEMENT

      THIS STOCKHOLDERS AGREEMENT (this "AGREEMENT") is made as of the 6th day of August, 2001, by and among Security Associates International, Inc., a Delaware corporation ("SAI"), SecurityVillage Technologies, Ltd. ("SV TECHNOLOGIES"), St. Martin's Holdings II Limited, a limited company organized under the laws of England and Wales ("ST. MARTINS"), Moshe Cohen, Audiogard International and 3K Digital Limited (collectively, the "SECURITYVILLAGE CONTROLLING STOCKHOLDERS"), SecurityVillage.com, Inc., a Delaware corporation ("SECURITYVILLAGE"), Foamart Limited, a company limited by shares organized under the laws of England and Wales ("FOAMART"), and TJS Partners, L.P., a New York limited partnership ("TJS"; TJS, James S. Brannen, Ron Davis, Steve Rubin and SecurityVillage are herein referred to individually as a "STOCKHOLDER" and collectively as the "STOCKHOLDERS"). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in
Section 7 hereof.

                                    RECITALS

      WHEREAS, pursuant to an Investment Agreement of even date herewith (as amended or otherwise modified from time to time, the "INVESTMENT AGREEMENT"), Foamart and its designees have purchased from SAI 12,100 shares of Series A Preferred, warrants to purchase up to 1,815,000 shares of SAI Common and 710,000 shares of SAI Common and SecurityVillage has purchased 300,000 shares of SAI Common in exchange for cancellation of the KC Note (as defined in the Investment Agreement);

      WHEREAS, TJS holds 137,686 shares of Series A Preferred;

      WHEREAS, on the date hereof, SecurityVillage and SAI have entered into an Asset Purchase Agreement pursuant to which SAI will purchase certain specified assets of SecurityVillage (the "ASSET PURCHASE AGREEMENT") in exchange for the assumption by SAI of certain scheduled liabilities of SecurityVillage and 200,000 shares of SAI Common; and

      WHEREAS, SAI and the Stockholders desire to enter into this Agreement for the purposes, among others, of (i) electing certain persons to SAI's Board of Directors (the "BOARD") and (ii) establishing certain voting requirements with respect to a Change in Control.

      NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

            1.    Boards of Directors.

            (a) From and after the date hereof and until the provisions of this
Section 1(a) cease to be effective, the Persons holding at least a majority of amount of the Warrant Underlying Common shall be permitted to designate one (1) person (the "WARRANTHOLDER OBSERVER") to observe meetings of the Board, subject to the reasonable consent and approval of SAI, who shall initially be Ted Kalborg. SAI shall send advance notice of Board meetings to the Warrantholder Observer at least as many days prior to each Board meeting as is provided to members of the Board. The Warrantholder Observer shall be permitted to attend each Board meeting and shall receive copies of all materials and information distributed to each Board member. This Section 1(a) shall terminate at the earlier of (i) the exercise of seventy-five percent (75%) or more of the SecurityVillage Warrant, in which case the Persons holding at least a majority of the SAI Common issued upon exercise of the SecurityVillage Warrant shall be entitled to designate a representative to the Board as set forth in Section 1(b)(ii)(b), or (ii) the date on which more than twenty-five percent (25%) of the SecurityVillage Warrant is cancelled pursuant to the terms thereof.

            (b) From and after the date hereof and until the provisions of this
Section 1 cease to be effective, each Stockholder shall vote all of his or its Voting Stock and any other voting securities of SAI over which such Stockholder has voting control and shall take all other necessary or desirable actions within his or its control (whether in his or its capacity as a stockholder, director, member of a board committee or officer of SAI or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and SAI shall take all necessary or desirable actions within its control (including, without limitation, calling special Board and stockholder meetings), so that:

            (i) the authorized number of directors on the Board shall not exceed nine (9) directors;

            (ii) the following individuals shall be elected to the Board pursuant to this Agreement:

                  (a) one (1) representative designated from time to time by the
            Persons holding at least a majority of the Foamart Preferred or Foamart Underlying Common (a "SECURITYVILLAGE DIRECTOR"), who shall initially be Steven Chapman; and

                  (b) upon the exercise of seventy-five percent (75%) or more of the Foamart Warrant, one (1) representative designated from time to time by the Persons holding at least a majority of the SAI Common issued upon the exercise of the Foamart Warrant (the "WARRANT DIRECTOR").

            (iii) the removal from the Board (with or without cause) of the SecurityVillage Director or Warrant Director shall be only upon the written request of the Person or Persons originally entitled to designate such director pursuant to Section 1(b)(ii) above; and

            (iv) in the event that any representative designated under Section 1(b)(ii) above for any reason ceases to serve as a member of the Board during his term of office, the resulting vacancy on the Board shall be filled by a representative designated by the Person or Persons originally entitled to designate such director pursuant to Section 1(b)(ii) above, subject to the reasonable consent and approval of SAI.

            (c) If the Person or Persons originally entitled to designate the SecurityVillage Director or Warrant Director pursuant to Section 1(b)(ii) above fail(s) to designate a representative to fill a directorship pursuant to the terms of this Section 1 within 30 days after the creation of such vacancy, the election of an individual to such directorship shall be accomplished in accordance with SAI's bylaws and applicable law.

            (d) The rights set forth in Sections 1(b)(ii)(a) shall terminate on the date on which Foamart, SecurityVillage and the Foamart Designees no longer hold at least fifty percent (50%) of the voting power represented by the Foamart Preferred and Foamart Underlying Common.

            (e) The rights set forth in Section 1(b)(ii)(b) shall terminate on the date on which Foamart, SecurityVillage and the Foamart Designees no longer hold at least fifty percent (50%) of the SAI Common issued upon the exercise of the Foamart Warrant.

            2. Change in Control. If SAI shall be required to obtain stockholder approval for a Change in Control in which the holders of SAI Common would not receive consideration of at least $3.50 per share, then TJS hereby agrees that it will not participate or vote or consent in favor of any such Change in Control without the prior consent of (i) the Foamart Designees or (ii) the holders of at least fifty percent (50%) of the SAI Common held by Foamart and SecurityVillage Controlling Stockholders and the Foamart Underlying Common, voting as a single class.

            3. Tag-along Rights. If TJS determines to sell fifty percent (50%) of its shares of Series A Preferred or shares of SAI Common issued or issuable upon conversion of such Series A Preferred (excluding shares which are registered as of the date hereof) ("SERIES A SECURITIES") in a single transaction or in a series of related transactions within a three month period, TJS shall deliver written notice to Foamart and the Stockholders setting forth in reasonable detail the terms of the proposed sale or sales of such Series A Securities (the "SALE NOTICE"). In such event, TJS shall make no sale or transfer of such Series A Securities unless Foamart and the Stockholders shall have the right, but not the obligation, to sell to the proposed transferee, on terms and conditions at least as favorable to Foamart and such Stockholders as the terms and conditions set out in the Sale Notice, their pro rata portion of the Series A Securities to be sold pursuant to the Sale Notice based upon the ownership of shares of Series A Securities, and in such transaction all holders of the Series A Securities shall be treated identically on a pro rata basis. Foamart and the Stockholders shall have fifteen (15) days from the date of delivery of the Sale Notice to exercise their right to participate in such sale by providing written notice to TJS of such exercise within such fifteen (15) day period. The provisions of this Section 3 shall not apply to sales or distributions to one or more of the partners of TJS (other than to Thomas Salvatore, individually, and his affiliates).

            4. Capitalization of SAI. As of the date hereof, the authorized capital stock of SAI consisted of (a) 50,000,000 shares of SAI Common, of which 7,757,657 shares are issued and outstanding and 18,523,021 are reserved for issuance, (b) 137,686 shares of Series A Preferred, of which 137,359 are issued and outstanding and (c) 45,000 shares of Series B Preferred, of which no shares are issued and outstanding. TJS holds all of the issued and outstanding Series A Preferred and no other capital stock of SAI.

            5. Representations and Warranties. Each Stockholder represents and warrants that, as of the date hereof, (i) such Stockholder is the record and beneficial owner of the number of shares of Voting Stock set forth opposite his or its name on the Capitalization Schedule attached hereto, (ii) this Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable in accordance with its terms and (iii) such Stockholder has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement. No holder of shares of Voting Stock shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

            6. Vote of Shares. Each of the SAI Controlling Shareholders hereby agrees to vote its SAI Common and Series A Preferred in favor of the Asset Purchase Agreement and the issuance of the shares of SAI Common contemplated by the Asset Purchase Agreement. Each of the SAI Controlling Shareholders has executed and delivered to SecurityVillage an irrevocable proxy to vote in favor of the Asset Purchase Agreement and the issuance of the shares of SAI Common contemplated by the Asset Purchase Agreement, in the form attached hereto as Exhibit A.

            7.    Definitions.

            "CHANGE IN CONTROL" means (i) the merger or consolidation of SAI into another corporation pursuant to which the holders of SAI capital stock receive cash (other than on an as-if-converted to SAI Common basis) in exchange for their shares of capital stock; (ii) the sale of all or substantially all of SAI's assets determined on a consolidated basis to one or more third parties; or
(iii) the liquidation of all or substantially all of SAI's assets determined on a consolidated basis.

            "FOAMART DESIGNEES" shall mean those person or persons to be designated by Foamart to acquire the shares of Foamart Preferred, SAI Common and/or the Foamart Warrant under the Investment Agreement.

            "FOAMART PREFERRED" means the up to 12,100 shares of Series A Preferred issued by SAI to Foamart pursuant to the terms of the Investment Agreement.

            "FOAMART UNDERLYING COMMON" means shares of SAI Common issuable upon the conversion of the Foamart Preferred.

            "FOAMART WARRANT" means the warrant to purchase 1,800,000 shares of SAI Common issued to Foamart by SAI on the date hereof as part of the Minimum Investment (as such term is defined in the Investment Agreement).

            "SAI COMMON" means SAI's Common Stock, par value $0.001 per share.

            "SAI CONTROLLING SHAREHOLDERS" means each of TJS, James S. Brannen, Ron Davis and Steve Rubin.

            "SERIES A PREFERRED" means SAI's Series A Convertible Preferred Stock, par value $10.00 per share.

            "SERIES C PREFERRED" means SAI's Series C Convertible Preferred Stock, par value $10.00 per share.

            "SERIES D PREFERRED" means SAI's Series D Convertible Preferred Stock, par value $10.00 per share.

            "SV TECHNOLOGIES" means SecurityVillage Technologies Ltd., an Israeli corporation and 100% subsidiary of SecurityVillage, except for a $1,000,000 convertible capital note in favor of ICTS International, N.V.

            "VOTING STOCK" means the capital stock of SAI entitled to vote on matters submitted to the stockholders.

            "WARRANT UNDERLYING COMMON" means shares of SAI Common issuable to Foamart upon the exercise of the Foamart Warrant.

            8. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against any party unless such modification, amendment or waiver is approved in writing by such party. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

            9. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

            10. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

            11. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by SAI and its successors and assigns and the Stockholders and the respective successors and permitted assigns of each of them, so long as they hold Stock.

            12. Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

            13. Remedies. SAI and the Stockholders shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that SAI and any Stockholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

            14. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to SAI at the address set forth below and to any other recipient at the address indicated on SAI's books and records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service. SAI's address is:

                  Security Associates International, Inc.
                  2101 S. Arlington Heights Rd.
                  Arlington Heights, IL 60005-4142

            with copies to:
            --------------

                  Sachnoff & Weaver, Ltd.
                  30 S. Wacker Drive, Suite 2900
                  Chicago, Illinois 60606
                  Attention:  Jeffrey A. Schumacher

            15. Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The parties hereby consent to the exclusive jurisdiction and venue of the state or federal courts located in Cook County, Illinois, for any dispute arising out of or relating to this Agreement.

            16. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company's chief executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

            17. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

            18. Termination. This Agreement shall automatically terminate and cease to be of any further force or effect on December 31, 2003; provided that
Section 1 of this Agreement shall automatically terminate and cease to be of any further force or effect on January 1, 2003. Thereafter, all members of the Board shall be elected by submission of proposed directors directly to the stockholders of SAI.

            IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.

SECURITY ASSOCIATES INTERNATIONAL, INC.


By: /s/  James S. Brannen
   ------------------------------------
Name:    James S. Brannen
Title:   President



THE SECURITYVILLAGE CONTROLLING STOCKHOLDERS:

      St. Martin's Holdings II Limited


By: /s/  Emmanuel Roubinowtiz
   ------------------------------------
Name:     Emmanuel Roubinowtiz
Title:    Director


             /s/  Moshe Cohen
------------------------------------------
                   Moshe Cohen


      Audiogard International


      By:  /s/  Moshe Cohen
         ---------------------------------
      Name:  Moshe Cohen
      Title:  President



      3K Capital (GP) Limited

      By:  /s/ C.A.E.  Helyar
         ---------------------------------
      Name:  C.A.E.  Helyar
      Title: Director




SECURITYVILLAGE.COM, INC.


By: /s/ Moshe Cohen
   ---------------------------------------
Name:   Moshe Cohen
Title:  Chairman



FOAMART LIMITED


By: /s/ Steven Chapman
   ---------------------------------------
Name:   Steven Chapman
Title:  Director


SECURITYVILLAGE TECHNOLOGIES, LTD.


By: /s/ Moshe Cohen
   ---------------------------------------
Name: Moshe Cohen
Title: Chairman



TJS PARTNERS, L.P.


By: /s/ Thomas J. Salvatore
   ---------------------------------------
Name:  Thomas J. Salvatore
Title: President of TJS Corporation,
       the generals partenr of the general partner


    /s/  James S. Brannen
------------------------------------------
           JAMES S. BRANNEN


    /s/  Ron Davis
------------------------------------------
               RON DAVIS



    /s/  Steve Rubin
------------------------------------------
              STEVE RUBIN

                             CAPITALIZATION SCHEDULE



St. Martin's Holdings II Limited


Moshe Cohen


Audiogard International


3K Digital Limited


SecurityVillage.com, Inc.


Foamart Limited


SecurityVillage Technologies, Ltd.


TJS Partners, L.P.                       137,686 shares of Series A Preferred

James S. Brannen                         595,500 shares of SAI Common

Ron Davis                                927,195 shares of SAI Common

Steve Rubin                              429,198 shares of SAI Common

                                                                       EXHIBIT H

                          REGISTRATION RIGHTS AGREEMENT

      This REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is made as of the 6th day of August, 2001 by and among SECURITY ASSOCIATES INTERNATIONAL, INC., a Delaware corporation (the "COMPANY"), SECURITYVILLAGE.COM, INC., a Delaware corporation ("SECURITYVILLAGE") SECURITYVILLAGE TECHNOLOGIES, LTD. ("SVTech"), Foamart Limited, a company limited by shares organized under the laws of England and Wales ("FOAMART"), ST. MARTIN'S HOLDINGS II LIMITED, a limited company organized under the laws of England and Wales ("ST. MARTINS"), 3K DIGITAL LIMITED ("3K DIGITAL") and TJS PARTNERS, LP ("Partners").

                                    RECITALS

      1. Foamart has agreed to purchase (i) 12,100 shares of the Company's Series A Convertible Preferred Stock, par value $10.00 per share (the "SERIES A PREFERRED"), (ii) warrants (the "WARRANTS") exercisable for 1,815,000 shares of Series A Preferred and (iii) 710,000 shares of common stock of the Company, par value $0.001 per share (the "SAI COMMON").

      2. SecurityVillage has agreed to acquire 500,000 shares of SAI Common.

      3. Partners holds 137,686 shares of currently outstanding Series A Preferred. The common stock issuable upon conversion of such shares of Series A Preferred held by Partners has not been registered under the Securities Act (the "UNREGISTERED SHARES").

      NOW, THEREFORE, the parties hereto agree as follows:

                                    AGREEMENT

      SECTION 1. DEFINITIONS

      1.1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

      "AGREEMENT" shall have the meaning set forth in the preamble hereto.

      "COMPANY" shall have the meaning set forth in the preamble hereto.

      "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

      "FOAMART STOCKHOLDERS" shall mean Foamart, St. Martins and 3K Digital.

      "GOVERNMENTAL AUTHORITY" shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

      "HOLDERS" shall mean SecurityVillage, SVTech, the Foamart Stockholders, and Partners.

      "INDEMNIFIED PARTY" shall mean any Person against whom a claim for indemnification is being asserted under any provision of Section 7.

      "PERSON" shall mean any individual or general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, business trust, co-operative, association, unincorporated organization, Governmental Authority or other entity, and where the context so admits, the legal representatives, successors in interest and permitted assigns of such Person.

      "REGISTRABLE SECURITIES" shall mean (a) the shares of SAI Common issuable upon conversion of the Series A Preferred; (b) the shares of SAI Common issued to SecurityVillage and the Foamart Stockholders pursuant to an Investment Agreement dated as of August 6, 2001 and an Asset Purchase Agreement dated as of the date hereof; (c) the shares of SAI Common issuable upon exercise of the Warrants and (d) any SAI Common issued or issuable with respect to the securities referred to in clauses (a), (b) or (c) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

      "REGISTRATION EFFECTIVE DATE" shall have the meaning set forth in Section 2.2.

      "REGISTRATION EFFECTIVENESS PERIOD" shall have the meaning set forth in
Section 4.1.

      "REGISTRATION STATEMENT" shall have the meaning set forth in Section
4.2(a).

      "RULE 144" shall mean Rule 144 (or a successor rule) under the Securities Act.

      "SEC" shall mean the Securities and Exchange Commission.

      "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

      "SHELF SECURITIES" shall mean up to 250,000 Registrable Securities originally purchased by Foamart and transferred to SVTech.

      "UNREGISTERED SHARES" shall have the meaning set forth in the recitals hereto.

      1.2 Other Definitional Provisions.

            (a) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

            (b) All of the agreements or instruments herein defined shall mean such agreements or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof and of this Agreement.

      SECTION 2. REGISTRATION

      2.1 (a) If the Company proposes to register, including pursuant to the exercise by Partners of a demand registration right, any shares of the Unregistered Shares, whether or not for its own account on a form and in the manner that would permit registration of the Registrable Securities for sale to the public under the Securities Act, the Company will:

                  (i) promptly give written notice thereof to each Holder; and

                  (ii) use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.1(b) below, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder and received by the Company within fifteen (15) days after the written notice from the Company described in clause 2.1(a) above, which written request may specify the inclusion of all or any part of such Holder's Registrable Securities.

            The provisions of this Section 2.1(a) shall not apply to any registration relating solely to employee benefit plans (as defined under Rule 405 of the Securities Act) or shares issued to employees of the Company, or a registration relating solely to a transaction to which Rule 145 applies, or a registration relating solely to shares issued to one or more of the Company's dealers or distributed to one or more of the partners of Partners (other than Thomas Salvatore and his affiliates) or a registration on any registration form that does not permit secondary sales. The Company may, in its discretion, abandon or terminate any registration.

            (b) If the registration is for a registered public offering involving an underwriting, the Company shall so advise the Holders. In such event, the right of any Holders to registration pursuant to this
      Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders of Registrable Securities proposing to distribute their securities through such underwriting shall (together with the Company and the other holders of securities of the Company participating therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter(s) selected by the Company. The Company shall have the right to select the investment banker(s) and manager(s) to administer any underwritten offering.

            (c) At any time after the second anniversary of the date hereof the holders of at least 25% of the Registrable Securities held by the Foamart Stockholders may request one registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1, Form S-2 or Form S-3 or any similar registration statement. The registration requested pursuant to this paragraph 2(c) is referred to herein as "DEMAND REGISTRATION". The request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. The Company will use its commercially reasonable efforts to file and cause such registration statement to be declared effective by the SEC as soon as practicable after such request is made.

      2.2 Each Holder shall provide such information and materials to the Company and take such action as may be required in order to permit the Company to comply with all applicable requirements of the SEC which apply in connection with a registration statement applicable to the registration (the "HOLDER REGISTRATION STATEMENT") and to obtain any desired acceleration of the date of effectiveness (the "REGISTRATION EFFECTIVE DATE") of such Holder Registration Statement. Such provision of information and materials by a Holder is a condition precedent to the obligations of the Company pursuant to this Agreement with respect to the shares of Registrable Securities held by such Holder. Each Holder agrees in connection with any registration of any of the Company's securities that, upon the request of the Company as a condition to selling in the offering, he or it will agree in a form of agreement specified by the Company not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than the securities included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as the Company may specify.

      2.3 If: (a) a registration is to be made covered under Section 2.1 of this Agreement, and (b) the offering proposed to be made by the Holder or Holders, for whom such registration is to be made is to be an underwritten public offering, and (c) in the opinion of the managing underwriters of such public offering, the total amount of common shares to be included in such offering would exceed the maximum number of shares which can be marketed without otherwise adversely affecting such offering (including the price obtainable therefor) then the shares shall be included in such offering in the following order of priority:

      First, the Company shall be entitled to participate in such offer; and then

      Second, the Holders of Registrable Securities and the other holders of the Company's securities holding registered securities or having applicable registration rights, shall be entitled to participate in such offering, pro rata in accordance with their respective Applicable Percentages; for purposes of this Agreement, "Applicable Percentage" of a Holder shall be the percentage derived by dividing the number of fully-diluted shares of Registrable Securities held by such Holder determined on an as converted basis, by the aggregate number of fully-diluted shares of Registrable Securities held by all Holders in the aggregate determined on an as converted basis (in each case excluding from Registrable Securities for the purpose of such calculation shares of SAI Common issuable upon exercise of Warrants which have not been exercised).

      2.4 If a registration is to be made which is covered by Section 2.1 which is not an underwritten offering and the Board determines in good faith that the amount of securities to be registered under such registration would be reasonably likely to have a material adverse effect on the market for the SAI Common, then the Company shall reduce the number of Registrable Securities to be registered pursuant to such registration pro rata amongst the Holders of such Registrable Securities in accordance with their respective Applicable Percentages such that, in the Board's good faith determination, the registration of such Registrable Securities would not be reasonably likely to have a material adverse effect on the market for the SAI Common.

      2.5. In the event a registration is a Demand Registration and (a) the number of shares which SecurityVillage and the Foamart Stockholders are able to register pursuant to a Demand Registration is reduced pursuant to Section 2.3 or
2.4 to a number which is less than 50% of the shares which they requested to be included in such registration or (b) due to market conditions the SecurityVillage and the Foamart Stockholders are unable to sell at least 50% of the shares which they requested to be included in such registration, then such registration shall not be deemed to be or count as the Demand Registration pursuant to Section 2.1(c).

      2.6. Notwithstanding anything to the contrary herein, neither SecurityVillage nor the Foamart Stockholders shall have a right to participate in or require that their securities be registered as a result of the distribution, registration or sale of securities of the Company to or by the distributees of Partners (other than Thomas Salvatore and his affiliates), regardless of the manner or form of such transaction.

      SECTION 3. SVTECH SHELF REGISTRATION

      3.1 The Company shall prepare and file with the SEC a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act, registering the resale from time to time by SVTech of the Shelf Securities on Form S-3, covering the sale by SVTech of up to 250,000 Shelf Securities (the "SHELF REGISTRATION STATEMENT") within thirty (30) days after the date hereof. The Company shall use all commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC.

      3.2 SVTech hereby covenants and agrees that, notwithstanding the filing and any effectiveness of the Shelf Registration Statement, it shall not, directly or indirectly, sell, offer to sell, solicit an offer to sell, contract or grant any option or warrant to sell (including, without limitation, any short sale), register, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise transfer or dispose of any Shelf Securities (the "LOCK-UP RESTRICTIONS"). These Lock-Up Restrictions shall be in addition to any securities law restrictions. These Lock-Up Restrictions shall terminate with respect to 15,000 Shelf Securities on the first day of August, 2001, and shall terminate with respect to an additional 15,000 Shelf Securities on the first day of each month thereafter.

      3.3 The Company may restrict disposition of such Shelf Securities, in which event SVTech agrees not to dispose of such Shelf Securities; provided that:

            (a) the Company shall have delivered a notice in writing to SVTech stating that a delay in the disposition of Shelf Securities is necessary because the Company, in its reasonable judgment, exercised in good faith, has determined that such sales of Shelf Securities would require public disclosure by the Company of material nonpublic information that the Company deems advisable not to disclose;

            (b) in the event of the delivery of the notice described in (a) above by the Company, the Company shall exert all commercially reasonable efforts to amend the Shelf Registration Statement or amend or supplement the prospectus, if necessary, and to take all other actions necessary to allow the proposed disposition to take place not later than the period set forth in subsection (d) below;

            (c) the Company shall not restrict dispositions under subsection (a) above for a period exceeding thirty (30) days unless the Company shall have delivered to SVTech a second notice in writing within said 30-day period extending the restriction period up to an additional fifteen (15) days (or such shorter period of time as specified in the notice); and

            (d) in no event shall the Company be permitted to extend the restriction period under subsection (a) above beyond a forty-five (45) day period, and the Company shall not restrict sales of such Shelf Securities under (i) above on more than two separate occasions in any single year.

      3.4 Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in any of Sections 3.3 or 5(a), such Holder shall forthwith discontinue all sales and distributions of Shelf Securities pursuant to the then-current prospectus until SVTech receive copies of a supplemental or amended prospectus as contemplated by Section 3.3(b), or until SVTech is advised in writing by the Company that the use of the prospectus may be resumed, and, if so directed by the Company, SVTech will deliver to the Company all copies then in their possession the prospectus in effect with respect to the Shelf Securities at the time of such notice by the Company. The Company shall use all commercially reasonable efforts to promptly take all such action as may be necessary or appropriate, including, without limitation, the filing of an amendment to the Shelf Registration Statement and/or the filing of an amended prospectus or a prospectus supplement, to limit the duration of any discontinuance with respect to the sale and distribution of Shelf Securities pursuant to this Section 3.3.

      3.5 The restrictions described herein are in addition to, and not in limitation of, any other restrictions that may be applicable to SVTech, including, without limitation any restrictions under the terms of the Stockholder Agreement by and among the Company, SVTech and the other parties thereto, and under applicable securities laws (such as general restrictions against trading in Company securities while in possession of material non-public information concerning the Company).

      SECTION 4. OBLIGATIONS OF THE COMPANY

      4.1 Subject to the limitations of Section 4, the Company shall use commercially reasonable efforts to keep (a) a Holder Registration Statement effective until the earlier of (i) one hundred eighty (180) days from the Registration Effective Date; or (ii) such time as all Registrable Securities have been sold thereunder, and (b) the Shelf Registration Statement continuously effective until such time as all Shelf Securities have been sold thereunder. Such period is referred to herein as the "Registration Effectiveness Period".

      4.2 At its expense, the Company shall:

            (a) Prepare and file with the SEC a Holder Registration Statement or the Shelf Registration Statement (collectively, a "REGISTRATION STATEMENT") together with such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such Registration Statement;

            (b) Furnish to the Holders such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemental prospectus) in conformity with the requirements of the Securities Act, and such other documents, as the Holders may reasonably request in order to effect the offering and sale of the shares of the Registrable Securities to be offered and sold, but only while the Company shall be required under the provisions hereof to cause the Registration Statement to remain current; provided, however, that nothing in this Section 4.2(b) shall reduce the obligations of the Company hereunder to keep the Registration Statement current;

            (d) Use its commercially reasonable efforts to register or qualify the shares of the Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Holders shall reasonably request; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction where it has not been qualified;

            (e) Cause all Registrable Securities to be registered to be listed on AMEX or any national securities exchange or quotation system on which similar securities issued by the Company are then listed; and

            (f) Provide a transfer agent and registrar for all Registrable Securities and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

      SECTION 5. SELLING PROCEDURES

            (a) Without limiting Section 4.2, upon receipt of any notice from the Company of (A) any request by the SEC or any other Governmental Authority during the period of effectiveness of a Registration Statement for amendments or supplements to a Registration Statement or related prospectus, (B) the issuance by the SEC or any other Governmental Authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (C) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (D) the happening of any event which makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the Registration Statement or prospectus so that, in the case of the Registration Statement, it will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

            (b) If the Company shall furnish to the Holders a certificate signed by the President of the Company stating (A) that there exists material nonpublic information about the Company which would be required by the Securities Act to be disclosed in a Registration Statement or prospectus and (B) that in the good faith judgment of the Company, it is advisable to suspend use of the prospectus due to pending corporate developments;

then the Company may suspend use of the prospectus, in which case the Holders shall not dispose of Registrable Securities covered by such Registration Statement or prospectus until copies of a supplemental or amended prospectus are distributed to the Holder or until the Holders are advised in writing by the Company that the use of the applicable prospectus may be resumed; provided that
(x) the Company shall use its commercially reasonable efforts to ensure that the use of the prospectus may be resumed as soon as practicable and, if applicable, to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) or any of the securities for sale in any jurisdiction, at the earliest practicable moment, and (y) upon the occurrence of any event described in item (a)(D) of this Section 5, the Company shall prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall provide the Holders with such number of copies of each supplement to or an amendment of such prospectus as may be reasonably requested by the Holders.

      SECTION 6. EXPENSES. The Company shall pay all of the out-of-pocket expenses incurred, other than underwriting or selling or brokerage discounts and commissions and fees of any counsel for the Holders (for which the Company shall not be liable), if any, in connection with the registration of Registrable Securities pursuant to this Agreement, including, without limitation, all SEC, National Association of Securities Dealers, Inc., American Stock Exchange and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of the Company's outside counsel and independent accountants.

      SECTION 7. INDEMNIFICATION.

      7.1 The Company shall indemnify each Holder, each of its officers, directors, shareholders, partners and members, and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, and each of their successors, assigns, heirs and representatives, with respect to which registration has been effected pursuant to Section 2.1 of this Agreement against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including without limitation any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, and the Company shall reimburse such Holder, each of its officers, directors, shareholders, partners and members, and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, and each of their successors, assigns, heirs and representatives, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, as such expenses are incurred; provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission, or alleged untrue statement or omission made in reliance upon an in conformity with written information furnished to the Company by such Holder for use therein.

      7.2 Each Holder shall indemnify the Company, each of its directors, officers, shareholders, partners and members, each Person controlling the Company within the meaning of Section 15 of the Securities Act, and each of their successors, assigns, heirs and representatives, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such directors, officers, shareholders, partners, members, or controlling persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by the such Holder for use therein; provided that in no event shall any indemnity under this Section 7 exceed the net proceeds received by such Holder in such registration.

      7.3 Each Indemnified Party shall give notice to each Indemnifying Party promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense' provided, however, that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

      7.4 If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any claim, loss, damage, liability or action referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such claim, loss, damage, liability or action, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with the actions that resulted in such claims, loss, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact related to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

      7.5 The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of this Section 7. Notwithstanding the provisions of this Section 7, a Holder shall not be required to contribute any amount or make any other payments under this Agreement which in the aggregate exceed the net proceeds (after selling expenses) received by such Holder from the sale of the Registrable Securities. No Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

      SECTION 8. ASSIGNMENT OF REGISTRATION RIGHTS. Subject to applicable law, SecurityVillage and the Foamart Stockholders shall be entitled to assign and transfer to any person the Registrable Securities owned by them (and the securities convertible into or exercisable for Registrable Securities), including the rights under this Agreement. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns provided such assigns become a party to this Agreement.

      SECTION 9. MISCELLANEOUS

      9.1 Termination. This Agreement shall terminate with respect to a Holder (and the shares held by such Holder shall cease to constitute Registrable Securities) upon termination of the Registration Effectiveness Period, or earlier if all Registrable Securities held by such Holder may be sold under Rule 144 during any ninety (90) day period.

      9.2 Notices. All notices, requests, claims, demand and other communications hereunder shall e in writing and shall be deemed to have been duly received, given or delivered (i) when received by such party if delivered personally, (ii) upon confirmation when delivered by facsimile transmission,
(iii) within three (3) days after being mailed by registered or certified mail (return receipt requested), postage pre-paid, or (iv) within one day after being sent by recognized overnight delivery service, to a Holder at the address shown on the books of the Company or the Company at the following address (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof).

IF TO COMPANY:                           Security Associates International, Inc.
                                         2101 South Arlington Heights Road,
                                         Suite 150
                                         Arlington Heights, Illinois 60005-4142
                                         Attn:  President
                                         Fax:  (847) 956-0414

WITH A COPY TO:                          Security Associates International, Inc.
                                         2101 South Arlington Heights Road,
                                         Suite 150
                                         Arlington Heights, Illinois 60005-4142
                                         Attn:  Howard Schickler
                                         Fax:  (847) 956-0414

AND                                      Sachnoff & Weaver, Ltd.
                                         30 South Wacker Drive,
                                         29th Floor
                                         Chicago, Illinois 60606-7484
                                         Attn:  Jeffrey A. Schumacher
                                         Fax:  (312) 207-6400

      9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      9.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      9.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

      9.6 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy provided for herein.

      9.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized respective officers as of the date first written above.

ST. MARTINS HOLDINGS II LIMITED          SECURITY ASSOCIATES INTERNATIONAL, INC.


BY: /s/  Emmanuel Roubmowitz               BY: /s/ James S. Brannen
   ---------------------------------        --------------------------------
ITS:  Director                              NAME: James S. Brannen
                                            TITLE: President



3K Capital (GP) LIMITED                       FOAMART LIMITED

BY: /s/ C.A.E. Helyar                     BY:  Steven Chapman
   ---------------------------------        --------------------------------
ITS: Director                              NAME: Steven Chapman
                                           TITLE: Director



SECURITYVILLAGE                           TJS PARTNERS LP
TECHNOLOGIES, LTD.

                                          BY: Thomas J. Salvatore
                                             --------------------------------
BY: /s/ Moshe Cohen                       ITS:  President of TJS Corporation
   ---------------------------------            the general partner of the
ITS:  Chairman                                  general partner



SECURITYVILLAGE.COM, INC.


BY: /s/  Moshe Cohen
   ---------------------------------
ITS:  Chairman